FOCUSED ON A CLEAR DESTINATION 02 ANNUAL REPORT



P.E
12-31-02
1 4 2003
AR/S





PROCESSED
APR 15 2003
THOMSON
FINANCIAL

ESSEX

PROPERTY TRUST, INC.






our mission

Our mission at Essex is to provide quality apartment homes in premier markets throughout the West Coast.

We strive to operate our business with governing core values—integrity, fairness, accountability and an unwavering urgency.

This is Essex—The Proven Leader in West Coast Apartments.

Corporate Profile



Aboretum at Lake Forest is a 225 unit community located in Orange County, California that was purchased by the Essex Apartment Value Fund, L.P. ("The Fund") in September 2002.


history



Marbrisa Apartments is a 202-unit multifamily community located in Long Beach, California that was purchased by Essex in September 2002

staying the course

Essex's beginnings go back to 1971, when its predecessor, Essex Property Corporation, was formed by real estate entrepreneur George Marcus. In 1994, with a portfolio of 23 properties located in Northern California, Southern California and the Pacific Northwest, the Company made its public debut as Essex Property Trust, Inc. (NYSE: ESS). Going public allowed the Company to continue to expand its real estate investment and management operations.

Today, Essex is a fully integrated Real Estate Investment Trust (REIT). As of December 31, 2002, the Company had ownership interests in 112 multifamily properties containing 23,699 apartment homes and six development projects containing 1,518 apartment units in various stages of construction. The Company acquires, develops, redevelops, and manages its portfolio of multifamily properties in targeted West Coast markets located in Southern California, the San Francisco Bay Area, and the Pacific Northwest.

Essex's management believes that by retaining its exclusive focus on the West Coast and following a disciplined business strategy, the Company has been able to produce superior returns and has a proven track record in West Coast apartments.

Multifamily Units
as of December 31


'98
12,267
'99
15,106
'00
18,673
'01
20,762
'02
23,699
0
5,000
10,000
15,000
20,000
25,000

Multifamily Properties
as of December 31


'98
63
'99
68
'00
83
'01
92
'02
112
0
20
40
60
80
100
120

Financial Highlights



Revenues
($ in millions)
as of December 31
'98
$123.5
'99
$144.2
'00
$176.9
'01
$203.5
'02
$200.1
$80
$100
$120
$140
$160
$180
$200
$220



Funds From Operations Per Share
as of December 31
'98
$2.85
'99
$3.26
'00
$3.90
'01
$4.39
'02
$4.50
$1.50
$2.00
$2.50
$3.00
$3.50
$4.00
$4.50
$5.00



Total Return Performance
as of December 31
Index Value
225
200
175
150
125
100
75
50
'97
'98
'99
'00
'01
'02
Index
Essex Property Trust, Inc.
S&P 500
NAREIT All Equity REIT Index

Source: SNL Financial LC







The Essex on Lake Merritt is a 270-unit luxury apartment community located in Oakland, California. The Company completed construction of this property in 2002.

As of December 31,
($ in thousands)

	2002	2001	2000	1999	1998
Revenues	$200,122	$203,539	$176,856	$144,230	$123,539
Income from Property Operations (before depreciation)	$124,811	$129,110	$119,776	$97,522	$82,982
Net Income	$52,874	$48,545	$44,353	$43,564	$26,328
Funds From Operations	$94,588	$92,277	$80,775	$66,971	$58,495
Dividends and Other Distributions	$55,603	$49,987	$42,424	$38,634	$35,074
Real Estate Owned	$1,515,956	$1,175,200	$1,156,408	$929,076	$889,964
Mortgage and Other Notes Payable	$804,063	$638,660	$595,535	$384,108	$361,515
Number of Properties	112	92	83	68	63

Dear Shareholder:

Last year's shareholder letter predicted that 2002 would be a challenging year for Essex, and it was. However, despite deteriorating real estate fundamentals, we were able to achieve most of our objectives for the year. We also remained in the top echelon of all multifamily REITs, achieving the sector's second-highest increase in Funds From Operations (FFO).

Yet the increase in our FFO, 2.5%, was below our growth target for the first time since our initial public offering in 1994. We also recorded a 5.3% decline in same-store property revenues. The decline was the result of several factors—the slowing economy (which led to job losses and a decline in rents); lower mortgage rates (which diverted potential residents away from apartment properties); and reduced initial yields for new acquisitions and development projects (which led to lower external growth). With the acquisitions and development environment less favorable, we put our emphasis on strengthening core operations and positioning the Company for improved conditions ahead.

Given the difficult conditions we experienced in 2002, the weakness in our apartment portfolio was to be expected. But even when last year is factored in, the long-term results achieved by our investment strategy are still very compelling. Over the five years ended December 31, 2002, same-property revenues grew at an average annual rate of 4.5%, and FFO per share grew at an average rate of 12.3%.

We recorded a number of significant accomplishments during 2002, as outlined below:

- FFO grew to $94.6 million, or $4.50 per diluted share. By comparison, the 2001 FFO was $92.3 million, or $4.39 per share.
- The Company raised its annual dividend to $3.08 per share from $2.80 in 2001, a 10.0% increase.
- We lowered our average borrowing costs, and we increased our non-recurring revenue by $3.9 million.
- On behalf of the Essex Apartment Value Fund, we committed to acquisition and development projects with an estimated total cost of $116.6 million.
- We completed construction of the Essex on Lake Merritt, our first high-rise apartment development, which has leased faster than expected. At year-end, our development pipeline contained six projects with a total estimated cost of $299.0 million.
- We acquired assets valued at approximately $301 million by merging with John M. Sachs, Inc., a leading owner of apartment properties in the San Diego area. As a result of the transaction, 58% of the Company's apartment homes are located in Southern California, compared with 54% in 2001.
- Essex and its co-investment entities sold approximately $100 million of real estate, generating a gain to the Company of $12.2 million.

West Coast Markets

The Southern California region was by far our strongest in 2002, this was attributable to positive job growth and limited development of for-sale housing in the coastal metropolitan areas. With the supply of for-sale housing restricted, potential homeowners continued to turn to the rental sector.

Unlike Southern California, our Northern California and Pacific Northwest markets experienced significant deterioration. There was a dramatic reversal of the unprecedented job growth and housing demand that had been generated by the Internet boom and Y2K. This reversal negatively impacted the technology centers of the West Coast, especially Silicon Valley and Seattle. In addition, the construction of for-sale housing increased modestly in Northern California and significantly in the Pacific Northwest; the increase was driven by historically low interest rates that made home purchases more affordable.

Improved Visibility for REIT Industry

The REIT industry has continued to gain a stronger presence within the capital markets. With many REITs approaching their tenth anniversary as public companies, investors are able to evaluate the long-term financial potential of REITs through a variety of economic cycles. We believe that longer track records and improved information and exposure, plus a better understanding of the business model, will continue to draw investors to the REIT industry.

Dividends are a key part of what attracts investors to REITs. This is especially true in the current environment, where investors who desire a meaningful cash yield have few options.

Essex's dividend and the increase in its share price combined to produce a total return to shareholders of 9.2% for 2002. By comparison, the total return for the NAREIT Composite Index was 5.2% and the return for the S&P 500 was minus 22.1%. For the last three years, the NAREIT All Equity REIT Index has outperformed the S&P 500 and many other broad market indices.

Looking Ahead

During these challenging times, our goal is to continue positioning Essex for the economic recovery that lies ahead. With even a modest recovery and merely minimal job growth, rental fundamentals should improve sufficiently to reverse the negative trends that we saw in 2002. We expect to turn this corner in late 2003.

Reduced property revenue and reduced fee income will result in lower FFO for 2003. We have reorganized our property management organization to respond more quickly to under-performing properties, and have revised the business plan of our redevelopment department to respond to changing market conditions. As we did in 2002, we will continue to simultaneously extend our average debt maturity and seize opportunities in the financing markets to lower the average interest rate on our fixed debt. Once again, maintaining a strong and flexible balance sheet will remain a priority.

More than ever, we believe that our research-driven strategy will lead us to our destination, which is to solidify our leadership position within the REIT industry. We thank our shareholders, employees, partners, and residents for their interest in and support of the Company.

George M. Marcus
Chairman

Keith R. Guericke
President & Chief Executive Officer

Disciplined Strategy

using research to guide the future

Essex is an active acquirer, developer, and redeveloper of apartment communities in selected West Coast markets. Guided by its thorough understanding of the West Coast housing markets, the Company invests in properties to generate internal growth through increasing rents and high occupancy levels. Over the past 15 years, Essex has developed a proprietary research model, which it uses to ensure that the Company is investing in the right markets at the right time. Its executive team and economic research department continually monitor several demographic, economic, and socioeconomic factors considered to be essential to long-term above-average rental growth:

- New construction of single-family and multifamily housing
- Cost to own single-family housing
- Diverse economic base
- Job growth
- High quality of life

Using the data supplied by its research model, Essex identifies the submarkets with the best rental growth potential and, in that way, determines where to deploy its capital. Historically, this real estate strategy has enabled Essex to produce industry-leading results that distinguish it among its peers. The Company remains committed to continuing that record and producing above-average returns for its shareholders.



Mariners Place is a 105-unit garden-style apartment community located in Oxnard, California.


Submarket Projections
New Supply of both Multifamily and Single-Family Units
Job Growth Forecast
Household Growth
Household Income
Growth Forecast
Apartment Vacancy Rates
Average Rents of Apartments
Single-Family Home Prices
Projected Growth in Single-Family Home Prices
Input
Research Team and Proprietary Model
Analysis
Rent Growth and Occupancy Rates
Target Acquisition or Disposition Submarkets
Ranking of 24 Submarkets


Portfolio Concentration—2002 vs. 1994
Southern California 58%
Other 2%
Portland Metro Area 6%
Seattle Metro Area 17%
San Francisco Bay Area 17%
2002
San Francisco Bay Area 70%
Southern California 10%
Pacific Northwest 20%
1994



Capri at Sunny Hills is a 100-unit apartment community located in Fullerton, California that was acquired by Essex in 2001.

Asset Management and Property Operations

creating communities that people call home

Essex closely monitors each asset in its portfolio to ensure that the property is performing as expected. The Company begins the process by creating a detailed plan specifically designed for that property. Then—using its latest research data—it evaluates the plan against the recent trends in rent growth and occupancy. It also compares the asset's overall operating performance with predetermined benchmarks. In this way, the Company is able to determine, on a timely basis, whether to adjust the asset plan. By making timely acquisition and disposition decisions, Essex is able to increase its portfolio in areas that possess above-average demographic, economic, and socioeconomic characteristics.

Property management is an essential part of the Company's business strategy. Effective property management leads to superior performance and fosters the Company's overall continued growth. Essex entrusts to its more than 600 site personnel the responsibility for efficiently operating the Company's properties and maintaining an attractive living environment for current and prospective residents. These employees directly reflect the Company and serve as its frontline in implementing the Company's service-oriented philosophy.

The importance of effective property management is demonstrated by the Company's experience in its Pacific Northwest and Northern California markets, which showed significant weakness during 2002. To respond to market conditions, the Company has enhanced its traditional training programs for property personnel. The Company has also focused on resident retention and close management of lease expirations in order to maintain high occupancy levels. This kind of timely attention to economic fluctuations has resulted in the Company's overall portfolio having an average occupancy rate of 96% since 1994.



Tierra Vista is a 404-unit apartment community located in Oxnard, California, which was built by the Company in 2001.

Acquisitions

In making its investments, Essex focuses on areas that offer a high quality of life and that are projected to experience rent growth and above-average occupancy trends. The Company's acquisitions team targets properties that are deficiently managed or inadequately marketed, or that have owners who may be highly motivated to sell due to lifestyle changes, tax considerations, or other ownership issues. Because of its long history of exclusively operating in selected West Coast markets and its ties to an extensive network of brokers and property owners, Essex enjoys a competitive advantage in making acquisitions. This is especially valuable in an aggressive acquisitions environment.

The power of Essex's competitive advantage and reputation was illustrated in December 2002 when the Company added 18 apartment communities (comprising 2,683 apartment homes) to its Southern California portfolio. These assets were part of a portfolio valued at $301 million that were acquired through a merger with John M. Sachs, Inc., a veteran real estate owner and operator in San Diego. As consideration for the merger, which was structured as a tax-free reorganization, the Company:

- Issued 2,719,875 shares of Essex common stock.
- Assumed mortgages totaling $64.6 million on four of the properties (the mortgages carry a fixed interest rate of 5.51% and mature in December 2012).
- Repaid liabilities totaling $33.0 million.
- Paid the balance in cash.

Also during 2002, the Company purchased Wilshire Court, a 21-unit apartment community located in Fullerton, California, for $3.3 million. The community is adjacent to Wilshire Promenade, a 132-unit property that the Company has owned since 1997. In addition, Essex purchased a 202-unit apartment community located in Long Beach, California, using net proceeds from its June 2002 sale of Tara Village, a 168-unit apartment community in Thousand Oaks, California.

The Essex Apartment Value Fund, L.P. is an investment fund managed by the Company that has a remaining investment capacity of $400 million. Subject to certain exceptions, the Fund will be the Company's exclusive vehicle for new investments until its capacity is reached or until December 31, 2003.

During the year, the Fund acquired three multifamily properties in Southern California for a combined price of $59.3 million. These properties were the Arboretum at Lake Forest, a 225-unit community located in Lake Forest; Ocean Villa Town Homes, a 119-unit apartment community located in Oxnard; and Villas at Carlsbad, a 102-unit apartment community located in Carlsbad.

Development

Essex has established a strong development track record by selectively investing in a limited number of projects. During its 32-year history, the Company has developed 32 properties with approximately 5,000 units. The Company's development strategy attempts to mitigate many of the risks inherent in constructing new assets. One way is by focusing on submarkets where the availability of land for development is limited. In some of its submarkets, geographical constraints, such as the Pacific Ocean and mountains, provide natural limitations to overdevelopment. In many others, the availability of land suitable for multifamily development is often limited by lengthy and costly entitlement processes and by competing uses for the land. Within supply-constrained areas, Essex focuses its development program on luxury apartment communities. The Company's development pipeline at the end of 2002 consisted of six projects totaling 1,518 apartment units in various stages of development. The estimated cost of developing these projects is $299.0 million, of which $180.5 million has been incurred to date. Of the six development projects, three are owned by the Essex Apartment Value Fund, L.P., which include: River Terrace—a 250-unit luxury apartment community located in Santa Clara, California; Chesapeake—a 230-unit apartment community located in San Diego, California; and Kelvin Avenue—a 132-unit multifamily community located in Irvine, California.



Arboretum at Lake Forest is comprised of 225 apartment homes and was acquired by the Essex Apartment Value Fund, L.P. in 2002.

Redevelopment

Redeveloping existing properties within its portfolio is an important part of Essex's real estate strategy. The Company focuses its redevelopment efforts on properties in markets where new housing construction is limited. Many of these markets have older properties with large apartment homes that are located in premier, lower-density neighborhoods. Essex's redevelopment activities consist of making improvements that are projected to generate a minimum 15% annual return on the incremental investment in the property.

These improvements enhance the value of the property and solidify its competitive position in the marketplace. Since 1995, Essex has initiated the redevelopment of over 5,358 apartment units in 25 multifamily communities.

In 2002, Essex completed three redevelopment communities—Le Parc Luxury Apartments (formerly Plumtree), The Lofts at Pinehurst (formerly Villa Scandia) and Monterey Villas (formerly The Village). The combined renovation costs for these three properties, which together contain 380 units, totaled $10.1 million.


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we project
will go,
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Senior Executive Vice President and



Southern California

Essex's Southern California region encompasses Los Angeles County, Ventura County, Orange County, and San Diego County. Its portfolio is 58% concentrated in these robust markets—among the strongest in the country at this time. The Company has ownership interests in 64 multifamily communities containing 13,654 apartment homes. We expect Southern California to produce the best operating results for the Company in 2003. The supply of new housing being constructed in Southern California markets is relatively low, ranging from 0.5% to 1.2% of existing stock (multi-family and single-family). Home prices continue to increase at a faster pace than salaries, making the rental communities a financially attractive alternative. Financial occupancy for Essex's same-property portfolio was 96.3% in the fourth quarter of 2002, up from 92.8% in the same quarter of 2001.

Los Angeles County was less affected by adverse economic conditions in 2002 than other metropolitan areas in the United States. Job growth turned negative during the summer, but then became positive again and resumed its above-average pace. The average market rent at year-end 2002 ($1,077) was little changed from that at year-end 2001.

Ventura County continues to draw residents from neighboring Los Angeles County. People are attracted by the climate, beautiful coastline and desirable quality of life. The county's healthy job market, which is expected to be among the best in the country, is supported by numerous high-technology, health care, and biopharmaceutical companies. The average monthly market rent was 1.4% higher at year-end 2002 than at year-end 2001 ($1,052 versus $1,037).

top and right: Windsor Court is a 58-unit apartment community located in Los Angeles, California.

center: Camarillo Oaks is a 564-unit garden-style apartment community that is located in Camarillo, California.

bottom: Capri at Sunny Hills is a 100-unit apartment community located in Fullerton, California.

Same-Property (Total Portfolio)
Financial Occupancies
as of December 31



96%
97%
96%
97%
96%
96%
97%
95%
95%
'94
'95
'96
'97
'98
'99
'00
'01
'02

400 South Detroit street

l o s a n g e l e s



has two distinctly different housing environments with markedly different dynamics. The northern portion of the county is almost fully developed and is characterized by mature neighborhoods and architecture. The southern portion of the county—from the city of Irvine to the northern border of San Diego County—is growing rapidly with substantial new housing and commercial construction activity. Because of strong demand for moderately priced housing, the northern part of the county has outperformed the southern part, where new, more expensive supply is abundant. The average monthly market rent was 1.6% higher at year-end 2002 than at year-end 2001 ($1,171 versus $1,153).

has experienced dramatic growth and has one of the strongest economies in the nation. People are drawn to San Diego by a dynamic job market, temperate climate, and beautiful scenery. With job growth in 2002 of 0.2%—the equivalent of 2,900 new jobs—San Diego County was one of the higher-ranking metropolitan areas in the country. Essex expanded its San Diego presence in 2002 by adding 2,683 apartment homes to its existing apartment portfolio. It acquired these assets through a merger with John M. Sachs, Inc.—a veteran real estate owner and operator from San Diego. Despite the county's overall positive momentum, certain submarkets have experienced softness due to rapid military deployments. However, the intrinsic fundamentals—above-average job growth, rental rate appreciation and high quality of life should offset this exposure and keep occupancies stable. Market rents increased 1.9% to $994 at the end of 2002 from $975 at the end of 2001.

Northern California


ght on
shoreline
rive

Essex's Northern California region encompasses San Francisco County; Alameda and Contra Costa Counties (together referred to as the Oakland Metropolitan Area); and Santa Clara County. The Company has ownership interests in 4,023 apartment homes in 19 multifamily communities, which constitute 17% of the Company's portfolio. Overall, occupancies have stabilized even though rent levels are significantly lower than a year ago. Single-family housing prices continue to increase, making rental communities more financially attractive. Financial occupancy for Essex's same-property portfolio was 96.1% in the fourth quarter of 2002, up from 94.3% a year earlier.

The San Francisco submarket progressively worsened as 2002 wore on. However, the Company had limited exposure to this market, as it owned only one 99-unit apartment community in the city. The Company continues to monitor this market due to the significant influence it has on surrounding locales where the Company has more extensive operations.

The Oakland metropolitan area remains the strongest submarket in Northern California. Single-family home prices are rising significantly, with the median price being $412,000 compared to $327,000 a year ago. Although the apartment market continues to struggle, it has outperformed the apartment markets in the rest of Northern California. The average monthly market rent was 4.5% lower at year-end 2002 than at year-end 2001 ($1,146 versus $1,200).

Santa Clara County, which includes Silicon Valley and San Jose, continues to be affected by job losses and weak housing fundamentals. The Internet boom and Y2K had created a demand for jobs and housing in unprecedented numbers. When the technology sector collapsed, these trends were reversed. During 2002, Santa Clara lost 61,600 jobs. The Company is confident that housing fundamentals will begin to improve once existing businesses begin to recover. Essex's expectation is that limited new construction and expensive single-family housing coupled with modest job growth will fuel a rapid recovery in the rental housing markets. The average monthly market rent was 10% lower at year-end 2002 than at year-end 2001 ($1,250 versus $1,389).



top and left: Bel Air is a 462-unit luxury garden-style apartment community located in San Ramon, California.

center: Le Parc is a 140-unit apartment community located in Santa Clara County, California.

bottom: The Essex on Lake Merritt is a luxurious 270-unit high-rise apartment community located in Oakland, California.


2000

shoreline drive

s a n r a m o n



top and right: Jackson School Village is a 200-unit apartment community located in Hillsboro, Oregon.

center: The Hunt Club is a 256-unit apartment community located in Lake Oswego, Oregon.

bottom: Linden Square is a 183-unit apartment community located in Seattle, Washington.

Pacific Northwest

300 north east autumn rose way

h i l l s b o r o

The Company's Pacific Northwest region consists of the Seattle and Portland metropolitan areas. The Company has ownership interests in 27 multifamily communities totaling 5,444 apartment homes. These properties account for 23% of the Company's portfolio. Both the Seattle and Portland metropolitan areas have experienced poor job growth and poor rental rate growth due to the weak performance of many technology companies. As in the Silicon Valley area of California, such companies contribute a significant share of the region's jobs. Financial occupancy for Essex's same-property portfolio was 93.8% in the 2002 fourth quarter, up from 93.2% in the 2001 fourth quarter.

Seattle continues to represent a challenge, with pockets of softness caused by weak job conditions and an excess supply of both multifamily and single-family housing. One of Seattle's major employers—Boeing Corporation—has significantly reduced its aircraft production, which has negatively impacted staffing levels. Seattle continues to be a concessionary market—an offer of one month of free rent is common here. The average monthly market rent was 7.0% lower at year-end 2002 than at year-end 2001 ($742 versus $798).

The Portland metropolitan area has experienced the combined effects of a weak job market and significant construction of affordable single-family housing. The average monthly market rent was 1.2% lower at year-end 2002 than at year-end 2001 ($634 versus $642).


OR-8
left east main
right on
ncoe road north wes
t on harewood street
left autumn rose way

Strong Financial Condition



Total Debt: $804 million
as of December 31, 2002
Fixed:
$618 million 77%
Tax Exempt-Variable:
$59 million 7%
Line of Credit:
$127 million 16%



Total Market Capitalization: $2.2 billion
as of December 31, 2002
Common Stock:
$1,193 million 54%
Preferred Equity:
$210 million 10%
Debt:
$804 million 36%



FFO Payout Ratio
as of December 31
'97
70%
'98
68%
'99
66%
'00
61%
'01
64%
'02
68%

Essex Apartment Value Fund, L.P. Asset Composition

Andover Park Apartments	240	227,804	05/02/01	Beaverton, OR	$18.8
Hunt Club	256	198,080	10/16/00	Lake Oswego, OR	$18.4
Ocean Villa Town Homes	119	108,900	10/03/02	Oxnard, CA	$14.5
The Crest at Phillips Ranch	501	498,036	12/26/00	Pomona, CA	$60.8
Rosebeach	174	172,202	09/20/00	La Mirada, CA	$14.2
Foxborough Homes (Woodland Apts)	90	108,000	12/20/00	Orange, CA	$12.4
Vista Del Rey (El Encanto)	116	92,760	08/16/00	Tustin, CA	$11.1
The Arboretum at Lake Forest	225	215,319	08/29/02	Lake Forest, CA	$32.6
Villas at Carlsbad	102	72,960	11/26/02	Carlsbad, CA	$14.6
River Terrace	250		03/29/02	Santa Clara, CA	$55.0
Chesapeake	230		10/23/00	San Diego, CA	$44.9
Kelvin Avenue	132		06/16/00	Irvine, CA	$22.4

Marbrisa is a 202-unit apartment community located in Long Beach, California that was purchased by Essex in 2002.

Diversified Capital Resources


Under the terms we w
able to establish the struc
of the Fund—endors

In July 2001, Essex diversified its capital resources outside the public markets by forming the Essex Apartment Value Fund, a joint venture between Essex and several institutional investors. The Fund's investment strategy is to acquire, develop, and manage assets in the Company's core markets. By giving the Company access to a selection of capital alternatives, the Fund provides a lower-cost financing alternative, thereby increasing shareholder value. The Fund closed at the end of February 2002 with nine different institutional investors (including Essex) with combined equity commitments of $250 million. The Fund may acquire or develop up to $700 million in real estate, assuming leverage equal to approximately 65% of the value of the underlying real estate portfolio. At year end 2002, it had approximately $400 million of acquisition capability available.

Equity Research Coverage:

AG Edwards
Banc of America Securities
Bear Stearns
CIBC World Market
Credit Suisse First Boston
Friedman, Billings, Ramsey & Co.
Lehman Brothers
McDonald Equity Research
Merrill Lynch & Co.
Prudential Securities, Inc.
Raymond James & Associates, Inc.
RBC Capital Markets
U.S. Bancorp Piper Jaffray
UBS Warburg
WR Hambrecht & Co.



Forward-looking Statement

Certain statements in this Annual Report to Stockholders which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward-looking statements include statements regarding the Company's expectation that it will continue to rank in the top tier of multifamily REITs, statements regarding future same-property revenue, statements regarding its development projects and the estimated cost to complete them, statements regarding its future redevelopment plans, statements regarding the future operation of the Essex Apartment Value Fund, and statements regarding the economic conditions in the markets in which the Company does business. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, general real estate risks, the risk that the total projected costs of current development projects will exceed expectations, that the Essex Apartment Value Fund will fail to perform as anticipated, the risk that the markets in which the Company does business will not perform as expected, as well as those risks, special considerations and other factors discussed under the caption "Risk Factors" in item 1 of the Company's Report on Form 10-K for the year ended December 31, 2002, and those other risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Shareholder Information

CORPORATE HEADQUARTERS
925 East Meadow Drive
Palo Alto, CA 94303

SOUTHERN CALIFORNIA
22120 Clarendon Street, Suite 200
Woodland Hills, CA 91367

2512 Chambers Road, Suite 108
Tustin, CA 92780

PACIFIC NORTHWEST
13800 North East 9th Place
Bellevue, WA 98005

STOCK EXCHANGE
The New York Stock Exchange–NYSE
Ticker symbol–ESS

SHAREHOLDER ACCOUNT ASSISTANCE
Shareholder records are maintained by Essex's Transfer Agent:
Computershare Investor Services, LLC
2 North LaSalle Street
Chicago, IL 60602
Investor Relations Number
(312) 360-5354
Internet Address:
www.computershare.com

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan permits Shareholders to increase their ownership of Essex Property Trust, Inc. by reinvesting all or a portion of their dividends each quarter into new shares of Company stock. For information on the Dividend Reinvestment Plan, please contact our Transfer Agent—Computershare Investor Services, LLC at (312) 360-5354.

ANNUAL MEETING OF STOCKHOLDERS
Date: May 13, 2003
Time: 1:00 p.m. (PST)
Location: Stanford Park Hotel
100 El Camino Real
Menlo Park, CA 94025

LEGAL COUNSEL
Morrison & Foerster LLP
Palo Alto, CA

AUDITORS
KPMG LLP
San Francisco, CA

INVESTOR INFORMATION
Essex Property Trust, Inc. has filed its Annual Report on Form 10-K with the Securities and Exchange Commission for fiscal year 2002. For a copy of this report and other information regarding the Company, which is available upon request without charge, please contact:
Investor Relations: (650) 849-1600
or the Company's Web site at:
www.essexpropertytrust.com

BOARD OF DIRECTORS
George M. Marcus
Chairman

Keith R. Guericke
Vice Chairman

David W. Brady
Director

Robert E. Larson
Director

Gary P. Martin
Director

William A. Millichap
Director

Issie N. Rabinovitch
Director

Thomas E. Randlett
Director

Michael J. Schall
Director

Willard H. Smith Jr.
Director

EXECUTIVE STAFF
Keith R. Guericke
President and Chief Executive Officer

Michael J. Schall
Senior Executive Vice President and Chief Financial Officer

John D. Eudy
Executive Vice President, Development

Craig K. Zimmerman
Executive Vice President, Acquisitions

Jordan E. Ritter
Senior Vice President and General Counsel

Robert C. Talbott
Senior Vice President, Operations

Erik J. Alexander
Vice President, Operations and Division Manager

John F. Burkart
Vice President, Fund Manager

Gerald E. Kelly
Vice President, Research and Due Diligence

Bruce A. Knoblock
Vice President, Senior Project Manager

Maura Lederer
Vice President, Senior Project Manager

Bryan W. Meyer
Vice President, Acquisitions

Mark J. Mikl
Vice President and Controller

Jamie Williams
Vice President, Information Technology

Tom J. Flitsch
Director of Redevelopment

Suzanne M. Golden
Director of Human Resources

Jay Greenwood
Director of Land Acquisitions and Entitlements

Mary C. Jensen
Director of Investor Relations

Toby Lieberman
Director of Finance

JoAnn Petrie
Director of Asset Management

Jeff S. Rowerdink
Director of Acquisitions

Mark C. Salyer
Director of Maintenance Operations

Sheryl Tedesco
Director of Marketing and Training

Lisa C. Burton
Assistant Controller

Les Filler
Controller, Development

Malu C. Martinez
Fund Controller

Karen C. Erlandson
Ancillary Income Manager

Gale H. Hansrajh
Accounting Manager

John D. Lopez
Economist

Christopher C. Lou
Treasury Manager

Mark R. Neumann
Accounting Manager

Louise E. Santana
Operations Support Manager

Karen E. Harling
Development Administrative Manager

PORTFOLIO MANAGEMENT STAFF

SOUTHERN CALIFORNIA
Mark Hayden
Mary Sue Jackson
Mark Rogers
Connie White

NORTHERN CALIFORNIA
Lynda Peyton
Chris Reilly

PACIFIC NORTHWEST
Sharon Azevedo
Sherrie Clevenger
Carol Swanson

PROJECT MANAGERS
Craig Chapman
Redevelopment

Gregory Hillman
Construction Manager

Frankie Murphy
Redevelopment

Glossary

ACQUISITION—Purchase of an existing property that is available for rent.

AMORTIZATION—An accounting procedure that gradually allocates the value of a limited-life or intangible asset through periodic charges to income; also, the reduction of debt through regular payments of principal sufficient to repay the loan over an established period.

AVERAGE MARKET RENT—The weighted average (by unit type) of quoted rents drawn from surveys of buildings with more than 100 units.

CAPITALIZATION RATE—
The unleveraged return generated through the operation of a property, expressed as the percentage determined by dividing the Net Operating Income from the property (see "NOI") by its cost or value.

CO-INVESTMENT (JOINT VENTURE)—
Shared ownership or economic participation in the operations and value of a property.

DEBT-TO-TOTAL-MARKET-CAPITALIZATION RATIO—The ratio of (a) total indebtedness to (b) total market capitalization, which equals total indebtedness, plus the value of preferred stock, plus the value of common stock and securities convertible into common stock.

DEVELOPMENT—The process of acquiring land and constructing rental housing.

DISPOSITION—The sale of property.

DIVIDEND PAYOUT RATIO—
see "FFO Payout Ratio."

EBITDA—The acronym for "Earnings Before Interest, Taxes, Depreciation, and Amortization." This is a financial measure that provides a basis for comparing the unleveraged and pre-tax cash flow of companies.

FINANCIAL OCCUPANCY—
The percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

FUNDS FROM OPERATIONS (FFO)—
Represents net income or loss computed in accordance with GAAP, minus gains or losses from debt restructuring and property sales, plus certain depreciation and amortization, and after adjustment for unconsolidated partnerships and co-investments, if any. As defined by NAREIT, FFO is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Results from unconsolidated partnerships and co-investments, if any, will be adjusted to apply a comparable calculation to its results. FFO does not represent cash generated from operating activities in accordance with GAAP, nor should it be considered an alternative to net income as an indication of performance, or an alternative to cash flows as a measure of liquidity.

FFO-PAYOUT-RATIO—The portion of FFO being distributed as dividends, calculated by dividing paid dividends by FFO for a given period.

GAAP—The acronym for "Generally Accepted Accounting Principles."

LOSS DUE TO LEASE—The excess of the market rent for an apartment over the contractual rent being paid by the resident.

NAREIT—The acronym for "National Association of Real Estate Investment Trusts"—the REIT trade association.

NOI—The acronym for "Net Operating Income," which means the revenue and expense directly attributable to the operations of the property, excluding financing and non-cash expenses such as depreciation.

NYSE—The acronym for "The New York Stock Exchange."

OCCUPANCY—
see "Financial Occupancy."

REDEVELOPMENT—The process of upgrading existing properties to make them more upscale and generate higher rents. Essex's redevelopment program focuses on the features that create the most value, such as "like-new" interiors, garages, exercise facilities and modern leasing facilities.

REIT—The acronym for "Real Estate Investment Trust," which is a corporation or business trust that has elected special treatment under the tax law. In general, REITs pay no corporate income tax on earnings. They are required, among other things, to distribute at least 90% of their taxable income as dividends and to invest in rent-producing real property.

SAME-STORE/SAME-PROPERTY—
The results from a property or group of properties that have had stabilized operations and have been owned during two comparable periods.

SUPPLY-CONSTRAINED MARKETS—
Real estate markets with limited development opportunities due to one or more of the following: (1) relatively few developable land sites that are suitable for housing; (2) political barriers to growth, resulting from restrictive zoning laws or local political opposition to development; (3) physical barriers to growth, resulting from natural features such as mountains or waterways; and (4) economic limitations which make development prohibitively expensive in relation to expected returns.

SUPPLY/DEMAND—As it relates to housing, supply is the result of either new development or conversion from another property type. Demand constitutes the need for housing usually generated by job and/or population growth.

YIELD—The annualized return on invested capital, expressed as a percentage derived by dividing the annualized return by the amount of capital invested.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(MARK ONE)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2002

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period From to

Commission file number: 1-13106

ESSEX

PROPERTY TRUST, INC.

ESSEX PROPERTY TRUST, INC.

(Exact name of Registrant as Specified in its Charter)

Maryland	77-0369576
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

925 East Meadow Drive Palo Alto, California 94303
(Address of Principal Executive Offices including Zip Code)

(650) 494-3700
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.0001 par value	New York Stock Exchange
Rights to purchase Series A Junior Participating Preferred Stock, par value $.0001	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K, or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). ☒ Yes ☐ No

As of June 28, 2002, the aggregate market value of the voting stock held by non-affiliates of the registrant was $723,809,381. The aggregate market value was computed with reference to the closing price on the New York Stock Exchange on such date. This calculation does not reflect a determination that persons are affiliates for any other purpose.

As of March 1, 2003, 20,995,040 shares of Common Stock ($.0001 par value) were outstanding.

LOCATION OF EXHIBIT INDEX:

The index exhibit is contained in Part III, Item 15, on page number 51.

DOCUMENTS INCORPORATED BY REFERENCE:

The following document is incorporated by reference in Part III of the Annual Report on Form 10-K: Proxy statement for the annual meeting of stockholders of Essex Property Trust, Inc. to be held May 13, 2003.


ESSEX
PROPERTY TRUST, INC.

Essex Property Trust, Inc.
2002 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Forward Looking Statements

Certain statements in this Report on Form 10-K which are not historical facts may be considered forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward looking statements include statements under the caption "Business Objectives" in this Part I, statements regarding the Company's expectation as to the timing of completion of current development projects and the stabilization dates of such projects, expectation as to the total projected costs and rental rates of current development projects, beliefs as to the adequacy of future cash flows to meet operating requirements and to provide for dividend payments in accordance with REIT requirements, expectations as to the amount of capital expenditures, expectations as to the amount of non-revenue generating capital expenditures, future acquisitions and developments, the anticipated performance of the Essex Apartment Value Fund, L.P., the anticipated performance of existing properties, and statements regarding the Company's financing activities. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, that the Company will fail to achieve its business objectives, that the actual completion of development projects will be subject to delays, that the stabilization dates of such projects will be delayed, that the total projected costs of current development projects will exceed expectations, that such development projects will not be completed, that development projects and acquisitions will fail to meet expectations, that estimates of future income from an acquired property may prove to be inaccurate, that future cash flows will be inadequate to meet operating requirements and/or will be insufficient to provide for dividend payments in accordance with REIT requirements, that the actual non-revenue generating capital expenditures will exceed the Company's current expectations, that the Essex Apartment Value Fund will fail to perform as anticipated, that the Company's partners in this Fund fail to fund capital commitments as contractually required, that there may be a downturn in the markets in which the Company's properties are located, and that the terms of any refinancing may not be as favorable as the terms of existing indebtedness, as well as those risks, special considerations, and other factors discussed under the caption "Other Matters/Risk Factors" in Item 1 of this Report on Form 10-K for the year ended December 31, 2002, and those other risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission (the "SEC") which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements and reasons why results may differ included in this Form 10-K are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Item 1. Business

Description of Business

Essex Property Trust, Inc. ("the Company" or "Essex") is a self-administered and self-managed equity real estate investment trust ("REIT") engaged in the ownership, acquisition, development and management of multifamily apartment communities. The Company's multifamily portfolio consists of ownership interests in 112 properties (comprising 23,699 apartment units), of which 13,654 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,023 units are located in Northern California (the San Francisco Bay Area), 5,444 of which are located in the Pacific Northwest (4,073 units in the Seattle metropolitan area and 1,371 units in the Portland, Oregon metropolitan area), and 578 are located in other areas (302 units in Houston, Texas and 276 units in Hemet, California). In addition, the Company owns other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites), (collectively, together with the Company's multifamily residential properties, the "Properties"). One of the office buildings located in Northern California (Palo Alto) has approximately 17,400 square and houses the Company's headquarters and another office building located in Southern California (Woodland Hills) has approximately

38,940 square feet, of which the Company currently occupies approximately 8,600 square feet. The Woodland Hills office building has ten third-party tenants occupying approximately 27,300 feet. The Company along with its affiliated entities and joint ventures also have entered into commitments for the development of 1,518 units in six multifamily communities; three of which are in Northern California and three in Southern California.

The Company was incorporated in the state of Maryland in March 1994. On June 13, 1994, the Company commenced operations with the completion of an initial public offering ("the Offering") in which it issued 6,275,000 shares of common stock at $19.50 per share.

The Company conducts substantially all of its activities through Essex Portfolio, L.P. (the "Operating Partnership"). The Company currently owns an approximate 90% general partnership interest and members of the Company's Board of Directors, senior management and certain outside investors own limited partnership interests of approximately 10% in the Operating Partnership. As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership and over each of the Properties.

The Company's website address is *http://www.essexpropertytrust.com*. The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports, and the Proxy Statement for its Annual Meeting of Stockholders are all available, free of charge, on our website as soon as practicable after we file the reports with the Securities and Exchange Commission ("SEC").

References in this Form 10-K to "us," "we," or "our" refer to Essex unless indicated otherwise.

Business Objectives

The Company's primary business objective is to maximize funds from operations and total returns to stockholders through active property and portfolio management including redevelopment of properties. The Company's strategies include:

- *Active Property Marketing and Management.* Maximize, on a per share basis, cash available for distribution and the capital appreciation of its property portfolio through active property marketing and management and, if applicable, redevelopment.
- *Selected Expansion of Property Portfolio.* Increase, on a per share basis, cash available for distribution through the acquisition and development of multifamily residential properties in selected major metropolitan areas located in the west coast region of the United States.
- *Optimal Portfolio Asset Allocations.* Produce predictable financial performance through a portfolio asset allocation program that seeks to increase or decrease the investments in each market based on changes in regional economic and local market conditions.
- *Management of Capital and Financial Risk.* Optimize the Company's capital and financial risk positions by maintaining a conservative leverage ratio and minimizing the Company's cost of capital.

Business Principles

The Company was founded on, has followed, and intends to continue to follow the business principles set forth below:

Property Management. Through its long-standing philosophy of active property management and a customer satisfaction approach, coupled with a discipline of internal cost control, the Company seeks to retain tenants, maximize cash flow, enhance property values and compete effectively for new tenants in the marketplace. The Company's Senior Vice President of Operations, regional portfolio managers, and their staff are accountable for overall property operations and performance. They supervise on-site managers, provide training for the on-site staff, monitor fiscal performance against budgeted expectations, monitor property performance against competing properties in the area, prepare operating and capital budgets for executive approval, and implement new strategies focused on enhancing tenant satisfaction, increasing revenue, controlling expenses, and creating a more efficient operating environment.

Business Planning and Control. Real estate investment decisions are accompanied by a multiple year plan, to which executives and other managers responsible for obtaining future financial performance must agree. Performance versus plan serves as a significant factor in determining compensation.

Property Type Focus. The Company focuses on acquisition and development of multifamily residential communities, containing between 75 and 750 units. These types of properties offer attractive opportunities because such properties provide opportunities for value enhancement since many of these properties have been owned by parties that are either inadequately capitalized or lack the professional property management and redevelopment expertise of the Company.

Geographic Focus. The Company focuses its property investments in markets that meet the following criteria:

- *Major Metropolitan Areas.* The Company focuses on metropolitan areas having a regional population in excess of one million people. Real estate markets in these areas are typically characterized by a greater number of buyers and sellers and are, therefore, more liquid. Liquidity is an important element for implementing the Company's strategy of varying its portfolio in response to changing market conditions.

- *Supply Constraints.* The Company believes that properties located in real estate markets with limited development opportunities are well suited to produce increased rental income. When evaluating supply constraints, the Company reviews: (i) availability of developable land sites on which competing properties could be readily constructed; (ii) political barriers to growth resulting from a restrictive local political environment regarding development (such an environment, in addition to the restrictions on development itself, is often associated with a lengthy development process and expensive development fees); and (iii) physical barriers to growth, resulting from natural limitations to development, such as mountains or waterways.

- *Rental Demand Created by High Cost of Housing.* The Company concentrates on markets in which the cost of renting compares favorably to the cost of owning a home. In such markets, rent levels tend to be higher and operating expenses and capital expenditures, as a percentage of rent, are lower in comparison with markets that have a lower cost of owning a home.

- *Job Proximity.* The Company believes that most renters select housing based on its proximity to their jobs and related commuting factors. The Company obtains local area information relating to its residential properties and uses this information when making multifamily property acquisition decisions. The Company also reviews the location of major employers relative to its portfolio and potential acquisition properties.

Following the above criteria, the Company is currently pursuing investment opportunities in selected markets of Northern and Southern California and the Pacific Northwest.

Active Portfolio Management Through Regional Economic Research and Local Market Knowledge. The Company was founded on the belief that the key elements of successful real estate investment and portfolio growth include extensive regional economic research and local market knowledge. The Company utilizes its economic research and local market knowledge to make appropriate portfolio allocation decisions that it believes will result in better overall operating performance and lower portfolio risk. The Company maintains and evaluates:

- *Regional Economic Data.* The Company evaluates and reviews regional economic factors for the markets in which it owns properties and where it considers expanding its operations. The Company's research focuses on regional and sub-market supply and demand, economic diversity, job growth, market depth and the comparison of rents to down payments and occupancy costs associated with for-sale housing.

- *Local Market Conditions.* Local market knowledge includes (i) local factors that influence whether a sub-market is desirable to tenants; (ii) the extent to which the area surrounding a property is improving or deteriorating; and (iii) local investment market dynamics, including the relationship between the value of a property and its yield, the prospects for capital appreciation and market depth.

Recognizing that all real estate markets are cyclical, the Company regularly evaluates the results of regional economic and local market research and adjusts portfolio allocations accordingly. The Company actively manages the allocation of assets within its portfolio. The Company seeks to increase its portfolio allocation in markets projected to have economic growth and to decrease such allocations in markets projected to have declining economic conditions. Likewise, the Company also seeks to increase its portfolio allocation in markets that have attractive property valuations and to decrease such allocations in markets that have inflated valuations and low relative yields. Although the Company is generally a long-term investor, it does not establish defined or preferred holding periods for its Properties.

Current Business Activities

The Company conducts substantially all of its activities through the Operating Partnership, of which it owns an approximate 90.0% general partnership interest. The approximate 10% limited partnership interests in the Operating Partnership are owned by directors, officers and employees of the Company and certain third-party investors. As the sole general partner of the Operating Partnership, the Company has operating control over the management of the Operating Partnership and each of the Properties. From time to time, the Company may invest in properties through the acquisition of an interest in another entity, based upon the criteria described above. The Company does not plan to invest in the securities of other entities not engaged in real estate related activities..

The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes, commencing with the year ended December 31, 1994. The Company provides some of its fee-based asset management and disposition services as well as third-party property management and leasing services through Essex Management Corporation ("EMC"), in order to maintain compliance with REIT tax rules. The Company owns 100% of EMC's 19,000 shares of nonvoting preferred stock. Executives of the Company own 100% of EMC's 1,000 shares of common stock.

Essex Apartment Value Fund, L.P. (the "Fund"), is an investment fund organized by the Company in 2001. The Fund will be, subject to specific exceptions, the Company's exclusive investment vehicle for new investments until the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is a 1% general partner and is a 20.4% limited partner. The Operating Partnership owns a 99% limited partnership interest in VFGP. The Fund has total capital commitments of $250 million and is expected to utilize leverage of approximately 65% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, the Company will be compensated by the Fund for its asset management, property management, development and redevelopment services and may receive incentive payments if the Fund exceeds certain financial return benchmarks. At December 31, 2002, the Fund has approximately $400 million of investment capacity based on utilizing leverage of 65%.

Since its formation, the Fund has acquired ten multifamily residential properties, representing 2,323 apartment units with an aggregate purchase price of approximately $244 million, excluding redevelopment expenses, and disposed of one multifamily residential property, consisting of 500 apartment units at a gross sales price of approximately $69.0 million resulting in a net realized gain of approximately $5.7 million. In addition, three development land parcels, where approximately 612 apartment units are planned for construction, have been purchased by the Fund with a total estimated cost for the projects of approximately $122.3 million. As of December 31, 2002, the remaining commitments to fund these development projects is approximately $85.6 million of which approximately $18.3 million is the Company's commitment.

The current portfolio of stabilized properties of the Fund as of December 31, 2002 is set forth below:

Property Name	Location	Units	Loan Amount ($ in millions)	Fixed Interest Rate	Loan Maturity Date
Andover Park Apartments	Beaverton, OR	240	$12.4	6.66%	Oct-11
The Arboretum at Lake Forest	Lake Forest, CA	225	n/a	n/a	n/a
The Crest at Phillips Ranch	Pomona, CA	501	35.7	7.99%	Jul-05
Vista del Rey	Tustin, CA	116	8.0	6.95%	Feb-11
Hunt Club	Lake Oswego, OR	256	11.7	7.05%	Feb-11
Ocean Villa	Oxnard, CA	119	n/a	n/a	n/a
Rosebeach Apartments	La Mirada, CA	174	8.4	7.09%	Feb-11
Villas at Carlsbad	Carlsbad, CA	102	n/a	n/a	n/a
Foxborough Homes	Orange, CA	90	4.9	7.84%	Jul-09
Total		1,823	$81.1		

The Fund is indebted in the amount of $10.5 million on the River Terrace development project, with an 8% fixed interest rate, which matures in January 2004 and has a $125 million secured revolving subscription facility that bears interest at LIBOR plus 0.875%. As of December 31, 2002, the line had an outstanding balance of $86.4 million, with an interest rate of approximately 2.7%. The credit line matures in December 2003.

In addition to distributions with respect to its pro-rata share of the Fund's Limited Partnership Interest invested capital, VFGP (1) is to receive special priority distributions from the Fund in the annual amount of 1% of the Fund's unreturned third party capital, payable quarterly for managing the Fund's operations, and (2) may receive over the life of the Fund incentive distributions up to 20% of the cumulative net profits on the Fund's investments, if the Fund exceeds certain financial return benchmarks, including a minimum 10% compounded annual return on the Limited Partners' total capital contributions. VFGP is to also be paid fees consistent with industry standards for its property management, development and redevelopment services with respect to the Fund's investments. VFGP will not receive transaction fees, such as acquisition, disposition, and financing or similar fees, in connection with the operation of the Fund.

Acquisitions

On September 5, 2002, the Company purchased Wilshire Court, a 21-unit apartment community located in Fullerton, California for a contract price of $3.3 million. The property is adjacent to Wilshire Promenade, a 132-unit property that the Company has owned since 1997. This newly acquired asset is not encumbered by any mortgage.

On September 26, 2002, the Company purchased Marbrisa Apartments, a 202-unit apartment community located in Long Beach, California for a contract price of $23.5 million. The property was purchased in a tax deferred exchange transaction on an all cash basis and was funded, in part, with the net sale proceeds from the June 2002 sale of Tara Village, a 168-unit apartment community located in Tarzana, California. This newly acquired asset is not encumbered by any mortgage.

Other Acquisition Related Activities

On December 17, 2002, the Company acquired, by merger, John M. Sachs, Inc. resulting in the acquisition of its real estate portfolio which consists of 18 apartment communities comprising 2,683 units located in San Diego County, California, a 302-unit apartment community located in Houston, Texas, a 276-unit apartment community located in Hemet, California, five recreational vehicle parks comprising 1,717 spaces, 1,581 spaces of which are located in either San Diego or Riverside County, California and 136 spaces of which are located in Las Vegas, Nevada, two manufactured housing communities comprising 607 sites, 450 sites of which are located in Las Vegas, Nevada and 157 sites of which are located in San Diego County, California and two small office buildings comprising approximately 7,200 square feet located in San Diego, California.

The merger was structured as a tax-free reorganization with real estate assets valued at approximately $301 million. Consideration provided in the merger was in the form of a common stock issuance, assumption of liabilities and cash, as follows:

- Issued 2,719,875 shares of Essex common stock.
- Assumed mortgages on four of the newly acquired properties for approximately $64.6 million with a fixed interest rate of 5.51% maturing in January 2013.
- Assumed and repaid liabilities in the amount of approximately $33 million.
- The balance was paid in cash.

Dispositions

On April 17, 2002, the AEW co-investment in which the Company is a 20 percent partner, sold two of its four assets. Riverfront Apartments, a 229-unit apartment community in San Diego, California and Casa Mango Apartments, a 96-unit apartment community in Del Mar, California were sold to an unrelated third party. The combined sales price was approximately $52 million. The buyer of these two properties assumed two non-recourse mortgages in the cumulative amount of approximately $26.5 million, with a 6.5% fixed interest rate, which matures in February 2009. The Company's equity in income from the gain on the sale of real estate is $2 million and is presented as interest and other income in the accompanying consolidated statement of operations. The Company contributed the assets to the joint venture in December 1999 at a value of approximately $41 million. In addition, the Company earned a fee in connection with the sale of these assets in the amount of $1.1 million and this fee is presented as interest and other income in the accompanying consolidated statement of operations. In the third quarter of 2002, the Company recognized an incentive fee it earned related specifically to these two asset sales in the amount of $475,000.

On June 18, 2002, the Company sold Tara Village, a 168-unit apartment community located in Tarzana, California to an unrelated third party for a contract price of $20 million. The Company acquired the property in January 1997 for $10.3 million. The Company realized a gain on the sale of real estate of $8.1 million, net of minority interest of $990,000. This property was not encumbered by any mortgage. The Company utilized Internal Revenue Code Section 1031 to defer the taxable gain on the sale of this property with its September 26, 2002 acquisition of Marbrisa Apartments as discussed above.

On July 2, 2002, the Company through its taxable REIT subsidiary, Essex Fidelity I Corporation (EFC), sold Moanalua Hillside Apartments, a 700-unit apartment community in Honolulu, Hawaii to an unrelated third party for a contract price of $44.1 million. In conjunction with this sale, the Company originated a $40 million non-recourse mortgage on the property with a fixed interest rate of 8.75%, maturing in July 2004. The Company received a $600,000 loan fee, a $450,000 consulting fee, and $1.6 million in prepaid interest in connection with the transaction. EFC purchased the asset on June 29, 2001 for a contract price of $42.2 million. On October 1, 2002, the Company received full payment of the $40 million non-recourse mortgage and recognized in the fourth quarter of 2002 approximately $1.1 million of miscellaneous non-recurring income, which is net of accrued expenses.

Development

Development communities are defined by the Company as new apartment properties that are being constructed or are newly constructed and in a phase of lease-up and have not yet reached stabilized operations (defined as 95% physical occupancy). As of December 31, 2002, the Company (including the Fund's development communities) had ownership interests in six development communities, with an aggregate of 1,518 multifamily units. During 2002, the Fund announced one new development community, River Terrace, a 250-unit luxury apartment community located in Santa Clara, California. During 2002, the Company began lease-up at two development communities, The Essex on Lake Merritt, a 270-unit high-rise luxury apartment community located in Oakland, California and The San Marcos, a 312-unit apartment community located in Richmond, California. The Essex on Lake Merritt achieved stabilized operations during the first quarter of 2003, and the Company expects that The San Marcos is projected to reach stabilized operations during the third quarter of 2003.

On November 19, 2002, the Company sold a portion of the land for the second phase of The San Marcos development to a third-party single-family home developer for approximately $2.5 million at no gain or loss. The Company had originally considered building an additional 192 units on this parcel. With this sale, the number of units that the Company expects to build in the second phase has been reduced to 120 units.

In connection with the properties currently under development, the Company has directly, or in some cases through its joint venture entities, entered into contractual construction related commitments with unrelated third parties. As of December 31, 2002, the Company and its partners are committed to fund approximately $118.5 million, of which approximately $51.2 million is the Company's commitment.

The following table sets forth information regarding the development communities at December 31, 2002.

Development Communities	Location	Units	Estimated Project Cost as of 12/31/02(1)	Incurred Project Cost as of 12/31/02(1)	Projected Stabilization
			($ in millions)	($ in millions)	
Direct Development					
The Essex on Lake Merritt(2)	Oakland, CA	270	$ 72.7	$ 72.7	Jan. 2003
The San Marcos(2) *(formerly Vista Del Mar)*	Richmond, CA	312	50.9	45.9	Sept. 2003
Hidden Valley—Parker Ranch(3)	Simi Valley, CA	324	46.0	18.1	Sept. 2004
Pre-development(2)(4)			7.1	7.1	
Joint Venture(5)					
Chesapeake	San Diego, CA	230	44.9	13.9	Nov. 2004
Kelvin Avenue	Irvine, CA	132	22.4	5.4	Mar. 2005
River Terrace	Santa Clara, CA	250	55.0	17.4	Mar. 2005
Total Development Communities		1,518	$299.0	$180.5	

(1) Estimated project cost as of December 31, 2002 includes total estimated and incurred costs for the development projects.

(2) The Company is the sole owner of these development projects.

(3) The Company has a 75% controlling interest in this development project.

(4) This land is expected to be developed into phase II of The San Marcos.

(5) The Company has a 21.4% interest in the Fund, which owns these properties.

The Company is entitled to receive development fee income on the joint venture development communities. The portion of the fees associated with our ownership percentage is eliminated.

The Company intends to continue to pursue the development of multifamily communities to the extent that the market conditions and the specific project terms are considered favorable.

Redevelopment

Redevelopment communities are defined by the Company as existing properties owned or recently acquired which have been targeted for additional investment by the Company with the expectation of increased financial returns. Redevelopment communities typically have apartment units that are under construction and, as a result, may have less than stabilized operations. As of December 31, 2002, the Company has no communities in redevelopment.

During 2002 the Company completed three redevelopment projects, which comprised 380 units and had total project costs of approximately $10.1 million.

Debt Transactions

On May 15, 2002, the Company renewed and expanded its existing $120 million unsecured revolving credit facility. The renewed facility was increased to $165 million and carries an interest rate, based on a tiered rate structure, which currently is equal to LIBOR plus 1.10%, representing a 0.05% reduction from the previous facility. The credit line has a two-year term with a one-year extension option. The credit agreements contain debt covenants related to limitations on indebtedness and liabilities, maintenance of minimum levels of consolidated earnings before depreciation, interest and amortization and maintenance of minimum tangible net worth.

On June 5, 2002, the Company refinanced the construction loan that was in place on Tierra Vista, a 404-unit apartment community, located in Oxnard, California. The construction loan amount at the time of payoff was approximately $35.8 million and had a variable interest rate at LIBOR plus 1.795%. The new loan is a non-recourse mortgage in the amount of $38 million, with a 5.93% fixed interest rate, which matures in June 2007. This asset and mortgage are owned by the AEW co-investment in which the Company is a 20 percent partner.

On July 17, 2002, an equity method investment of the Company refinanced the loan in place on Capri at Sunny Hills, a 100-unit apartment community located in Fullerton, California. The $8 million loan at the time of payoff had a variable interest rate at the bank's reference rate plus 0.8%. The new loan is a non-recourse mortgage in the amount of $12.5 million, with a 5.37% fixed interest rate, which matures in August 2007. This asset and mortgage are owned by two partnerships in which Essex Management Corporation, an unconsolidated preferred stock subsidiary of the Company ("EMC"), is a 1% general partner and the Operating Partnership holds a 1% special limited partnership interest.

On August 30, 2002, the Company paid off the then outstanding balance under its $30 million unsecured revolving credit facility. The line of credit at the time of payoff had an interest rate based on a tiered rate structure at LIBOR plus 1.175%. On December 13, 2002, the Company renewed this facility. The interest rate on the renewed credit facility is based on a tiered rate structure and is currently at LIBOR plus 1.10%. This facility matures on December 12, 2003.

On November 14, 2002, the Company refinanced the variable rate loan that was in place on Coronado at Newport-North and South, a 732-unit and 715-unit apartment community, respectively, located in Newport Beach, California. The variable rate loans' cumulative balance at the time of payoff was approximately $71.7 million and had a variable interest rate at LIBOR plus 2.25%. The new loans are non-recourse mortgages in the cumulative amount of $106.9 million, with a 5.30% fixed interest rate, which mature in December 2012. This asset and mortgage are owned by the Lend Lease co-investment in which the Company is a 49.9% partner.

On December 11, 2002, the Company obtained a commitment for a $30.0 million of long-term variable rate indebtedness bearing interest at a floating rate tied to the rate of short-term tax exempt revenue bond and a commitment for a $3.9 million variable rate loan at LIBOR plus 1.18%, maturing in December 2026 in connection with Hidden-Valley Parker Ranch Apartments, a 324-unit apartment community under development, in Simi Valley, California. The Company has a 75% controlling ownership interest in this development. As of December 31, 2002, the Company has an outstanding liability in the approximate amount of $600,000 on this indebtedness.

On December 17, 2002, the Company obtained four non-recourse mortgages totaling $62 million on four previously unencumbered properties, with a weighted average interest rate of 5.64%, maturing in January 2013. The proceeds from these mortgages were used to fund the acquisition of the real estate portfolio of John M. Sachs, Inc. as discussed earlier.

On December 27, 2002, an equity method investment of the Company obtained a second non-recourse mortgage on Highridge Apartments, a 255-unit apartment community located in Rancho Palos Verdes, California. This new loan in the amount of $8.1 million has a 4.25% fixed interest rate and matures in June 2007 concurrent with the existing first non-recourse mortgage on the property. Highridge Apartments is owned by five partnerships in which Essex Management Corporation, an unconsolidated preferred stock subsidiary of the Company ("EMC"), is a 1% general partner and the Operating Partnership holds a 1% special limited partnership interest.

On December 27, 2002, the Company repaid a non-recourse mortgage that matured in the amount of $8.3 million, with an interest rate of 8.78%.

On January 15, 2003, the Company repaid a non-recourse mortgage that matured in the amount of $18.8 million, with an interest rate of 7.6%.

Equity Transactions

In connection with the Company's 1994 initial public offering, the Company provided a one-time grant of options to Marcus & Millichap ("MM") to purchase 220,000 shares of common stock at the initial public offering price of $19.50 per share pursuant to an agreement whereby Marcus & Millichap Real Estate Investment Brokerage Company, a subsidiary of MM, provides real estate transaction, trend and other information to the Company for a period of ten years. In February 2002, MM exercised and sold the shares underlying this one-time grant. This option was exercised in a "cashless" transaction, whereby MM was issued 129,302 shares of Company common stock based on the current market price of the Company's common stock of $47.30 at the time of exercise.

In May 2001, the Company's Board of Directors authorized the Operating Partnership to purchase from time to time shares of the Company's Common Stock, in an amount up to $50 million, at a price not to exceed $48.00 per share in the open market or through negotiated or block transactions. The timing of any repurchase will depend on the market price and other market conditions and factors. Essex expects to use working capital or proceeds from the sale of properties to provide funds for this program. The purpose of the program is to acquire stock related to real estate transactions involving the issuance of partnership units in the Operating Partnership and similar interests. This program supersedes its common stock repurchase plan as announced on March 25, 1999. In October 2001, March 2002 and July 2002 the Operating Partnership acquired 100,700, 10,500 and 400,000 shares of the Company's outstanding Common Stock, respectively. The weighted average exercise price paid for these repurchase was approximately $48.00 per share. Pursuant to these acquisitions, since May 2001 and through December 2002, the Operating Partnership has purchased approximately $24.5 million of the $50 million aggregate amount authorized for repurchase by the Board of Directors. The amount paid for the shares is reflected as a reduction of the common stock and additional-paid-in-capital in the Company's consolidated balance sheets.

Notes and Other Receivables

In July 2000 the Company acquired the Kelvin Avenue development parcel in Irvine, California. As a condition to the acquisition, an affiliate of the Company acquired a vacant 110,000 square foot office building located adjacent to the development site for a contract price of $14.6 million. In August 2000 the Company's affiliate sold the office building to a third party local developer for $15 million. The Company loaned the buyer $15 million as a secured first mortgage on the property at 9.3% per annum. In addition, after the buyer expended $500,000 for items such as tenant improvements, leasing commissions, and carry costs, the Company would lend an additional $4.5 million to the buyer for these related items. This mezzanine loan accrues interest at 15.0% and has participation features. The loan matured in May 2002, at which time it was restructured to mature in March 2003. The current balance of the mezzanine loan is approximately $3.8 million, of which $1.7 million is guaranteed by the principal shareholder. The Company has evaluated the realization potential of the first and mezzanine loan and effective June 2002, ceased accruing interest income on these notes until it is clearer as to the cash flow that the office building will generate upon lease up.

Private Equity Fund

Acquisition Activities of the Fund

During 2002, the Essex Apartment Value Fund, L.P. (the "Fund") purchased three multifamily properties consisting of 446 units with an aggregate purchase price of approximately $59.4 million. These investments were primarily funded by the contribution of equity from joint venture partners, cash generated from operations, proceeds from the dispositions of properties or proceeds from the Fund's line of credit. All of these properties are located in Southern California.

Multifamily properties acquired in 2002 are as follows:

Property Name	Location	Units	Purchase Price
			($ in millions)
Southern California			
The Arboretum at Lake Forest	Lake Forest, CA	225	$31.8
Ocean Villa	Oxnard, CA	119	13.3
Villas at Carlsbad	Carlsbad, CA	102	14.3
Total		446	$59.4

In addition, the Fund acquired a parcel of land in Santa Clara, California for a purchase price of approximately $15.0 million. The Fund plans to develop River Terrace, a 250-unit luxury apartment community on the site. In connection with this transaction, the Fund obtained a $10.5 million fixed rate non-recourse secured mortgage from the seller, bearing interest at 8% and maturing in January 2004.

Disposition Activities of the Fund

On May 9, 2002, the Fund sold Marbrisas Apartments, a 500-unit apartment community located in Chula Vista, California, to an unrelated third party for an approximate contract price of $69.0 million. In connection with this transaction, the buyer assumed a non-recourse secured mortgage of approximately $40.0 million with a 7.988% fixed interest rate, which matures in July 2005. The Fund purchased the property in August 2001 for $62.0 million and the net proceeds from the sale were distributed to the Fund investors. The Company's equity in income from the gain on the sale of the real estate is $1.1 million and is presented as interest and other income in the accompanying consolidated statement of operations. In addition, at the inception of the Fund the Company incurred approximately $7.2 million in placement fees and professional fees related to the syndication of the Fund. The Company will write off a portion of these costs upon the sale of Fund assets as a reduction to its equity in income from the Fund's gain on the sale of real estate. On the sale of Marbrisas Apartments, the Company wrote off approximately $900,000 of these costs. The Company is eligible to receive incentive payments to the extent the Fund exceeds certain financial return benchmarks, including a 10% compounded annual return on the limited partners' total capital contributions. The Company has not received any incentive payments to date.

Debt Transactions of the Fund

In June 2002, the Fund amended and restated its existing $75 million secured revolving subscription facility. The renewed facility was increased to $125 million and bears interest at LIBOR plus 0.875%. As of December 31, 2002, the line had an outstanding balance of $86.4 million, with an interest rate of approximately 2.4%. The credit line matures in December 2003.

Development Communities of the Fund

During 2002, the Fund announced one new development community located in Santa Clara, California. At December 31, 2002 the Fund had three development communities with an aggregate of 612 multifamily units and an estimated total cost of $122.3 million of which $85.6 million remains to be expended and approximately $18.3 million is expected to be funded by the Company.

Offices and Employees

The Company is headquartered in Palo Alto, California, and has regional offices in Seattle, Washington, Portland, Oregon, Woodland Hills, California and Tustin, California. As of December 31, 2002, the Company had approximately 733 employees.

Environmental Matters

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on, in or migrating from such property. Such laws often impose liability without regard as to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances or wastes also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility to which such substances or wastes were sent, whether or not such facility is owned or operated by such person. In addition, certain environmental laws impose liability for release of asbestos-containing materials ("ACMs"), into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company could be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and costs related to injuries of persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties other than Essex alleging personal injury and property damage caused by the presence of mold in residential real estate. Some of these lawsuits have resulted in substantial monetary judgments or settlements. Although Essex has not been sued for mold related matters, it has received claim letters for such matters. Insurance carriers have reacted to mold related liability awards by excluding mold related claims from standard policies and pricing mold endorsements at prohibitively high rates. We have adopted programs designed to manage the existence of mold in our properties as well as guidelines for promptly addressing and resolving reports of mold to minimize any impact mold might have on residents or the property.

All of the Properties have been subjected to preliminary environmental assessments, including a review of historical and public data ("Phase I assessments"), by independent environmental consultants. Phase I assessments generally consist of an investigation of environmental conditions at the Property, including a preliminary investigation of the site, an identification of publicly known conditions occurring at properties in the vicinity of the site, an investigation as to the presence of polychlorinated biphenyl's ("PCBs"), ACMs and above-ground and underground storage tanks presently or formerly at the sites, and preparation and issuance of written reports. As a result of information collected in the Phase I assessments, certain of the Properties were subjected to additional environmental investigations, including, in a few cases, soil sampling or ground water analysis to further evaluate the environmental conditions of those Properties.

The environmental studies revealed the presence of groundwater contamination on certain of the Properties. Certain of these Properties had contamination which was reported to have migrated on-site from adjacent industrial manufacturing operations, and one Property was previously occupied by an industrial user that was identified as the source of contamination. The environmental studies noted that certain of the Properties are located adjacent to and possibly downgradient from sites with known groundwater contamination, the lateral limits of which may extend onto such Properties. The environmental studies also noted that contamination existed at certain Properties because of the former presence of underground fuel storage tanks that have been removed. There are asbestos-containing material in a number of the properties, primarily in the form of ceiling texture, floor tiles and adhesives, which are generally in good condition. At properties where radon, hydrogen sulfide or methane has been identified as a potential concern, the Company has implemented remediating measures and/or additional testing. Based on its current knowledge, the Company does not believe that future liabilities associated with asbestos, radon, hydrogen sulfide or methane will be material. Based on the information contained in the environmental studies, the Company believes that the costs, if any, it might bear as a result of environmental contamination or other conditions at these Properties would not have a material adverse effect on the Company's financial condition, result of operations, or liquidity.

Certain Properties that have been sold by the Company were identified as having potential groundwater contamination. While the Company does not anticipate any losses or costs related to groundwater contamination on Properties that have been sold, it is possible that such losses or costs may materialize in the future.

Except with respect to three Properties, the Company has no indemnification agreements from third parties for potential environmental clean-up costs at its Properties. The Company has no way of determining at this time the magnitude of any potential liability to which it may be subject arising out of unknown environmental conditions or violations with respect to the properties formerly owned by the Company. No assurance can be given that existing environmental studies with respect to any of the Properties reveal all environmental liabilities, that any prior owner or operator of a Property did not create any material environmental condition not known to the Company, or that a material environmental condition does not otherwise exist as to any one or more of the Properties. The Company has limited insurance coverage for the types of environmental liabilities described above.

Insurance

The Company carries comprehensive liability, fire, extended coverage and rental loss insurance for each of the Properties. There are, however, certain types of extraordinary losses for which the Company does not have insurance. Substantially all of the Properties are located in areas that are subject to earthquake activity. The Company has obtained earthquake insurance for all the Properties. Most of the Properties are included in an earthquake insurance program that is subject to an aggregate limit of $40.0 million payable upon a covered loss in excess of a $7.5 million self-insured retention amount and a 5% deductible. In the future, the Company may selectively exclude properties from being covered by earthquake insurance based on management's evaluation of the following factors: (i) the availability of coverage on terms acceptable to the Company, (ii) the location of the property and the amount of seismic activity affecting that region, and, (iii) the age of the property and building codes in effect at the time of construction. Despite earthquake coverage on most of the Company's Properties, should a property sustain damage as a result of an earthquake, the Company may incur losses due to deductibles, co-payments and losses in excess of applicable insurance, if any.

Although the Company carries certain insurance for non-earthquake damages to its properties and liability insurance, the Company may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage.

Competition

The Company's Properties compete for tenants with similar properties primarily on the basis of location, rent charged, services provided, and the design and condition of the improvements. Competition for tenants from competing properties affects the amount of rent charged as well as rental growth rates, vacancy rates, deposit amounts, and the services and features provided at each property. While economic conditions are generally stable in the Company's target markets, a prolonged economic downturn could have a material adverse effect on the Company's financial position, results of operations or liquidity.

The Company also experiences competition when attempting to acquire properties that meet its investment criteria. Such competing buyers include domestic and foreign financial institutions, other REITs, life insurance companies, pension funds, trust funds, partnerships and individual investors.

Working Capital

The Company expects to meet its short-term liquidity requirements by using its working capital, cash generated from operations, and its amounts available on its lines of credit. The Company believes that its future net cash flows will be adequate to meet operating requirements and to provide for payment of dividends by the Company in accordance with REIT qualification requirements. The Company has credit facilities in the committed amount of approximately $195,000,000. At December 31, 2002 the Company had an outstanding balance of $126,500,000 under these facilities.

Risk Factors

Our operations involve various risks that could have adverse consequences to us. These risks include, among others, the following:

Debt Financing

At December 31, 2002, we had approximately $804,063,000 of indebtedness (including $185,920,000 of variable rate indebtedness, of which $59,420,000 is capped at interest rates ranging from 7.1% to 7.3%).

We are subject to the risks normally associated with debt financing, including the following:

- cash flow may not be sufficient to meet required payments of principal and interest;
- inability to refinance existing indebtedness on encumbered properties; and
- the terms of any refinancing may not be as favorable as the terms of existing indebtedness.

Uncertainty of Ability to Refinance Balloon Payments

At December 31, 2002, we had an aggregate of approximately $804,063,000 of mortgage debt and line of credit borrowings, some of which are subject to balloon payments of principal. We do not expect to have sufficient cash flows from operations to make all of such balloon payments when due under these mortgages and the line of credit borrowings.

At December 31, 2002, these mortgages and lines of credit borrowings had the following scheduled maturity dates:

2003—$55.6 million (includes lines of credit balance of $30 million as of December 31, 2002);

2004—$104.6 million (includes lines of credit balance of $96.5 million as of December 31, 2002);

2005—$41.1 million;

2006—$20.5 million;

2007—$63.2 million;

2008 and thereafter—$519.1 million.

We may not be able to refinance such mortgage indebtedness or lines of credit. The properties subject to these mortgages could be foreclosed upon or otherwise transferred to the mortgagee. This could mean a loss to us of income and asset value. Alternatively, we may be required to refinance the debt at higher interest rates. If we are unable to make such payments when due, a mortgage lender could foreclose on the property securing the mortgage, which could have a material adverse effect on our financial condition and results of operations.

Economic Environment and Impact on Operating Results

Both the national economy and the economies of the western states in which we own, manage and develop properties, some of which are concentrated in high-tech sectors, have been and continue to be in a recession. The impact of such recession on operating results can include, and are not limited to, reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising, turnover and repair and maintenance expense.

Our property type and diverse geographic locations provide some degree of risk moderation but we are not immune to a prolonged down cycle in the real estate markets in which we operate. Although we believe we are well positioned to meet the challenges ahead, it is possible that further reductions in occupancy and market rental rates will result in reduction of rental revenues, operating income, cash flows, and the market value of our shares. Prolonged recession could also affect our ability to obtain financing at acceptable rates on interest and to access funds from the disposition of properties at acceptable prices.

Risk of Rising Interest Rates

At December 31, 2002, we had approximately $59,420,000 of long-term variable rate indebtedness bearing interest at a floating rate tied to the rate of short-term tax-exempt revenue bonds (which matures at various dates from 2020 through 2026), and $126,500,000 of variable rate indebtedness under our lines of credit bearing interest at 1.10% over LIBOR. The long-term variable rate indebtedness of approximately $59,420,000 is subject to an interest rate protection agreement, which may reduce the risks associated with fluctuations in interest rates. The remaining $126,500,000 of long-term variable rate indebtedness is not subject to any interest rate protection agreement, and consequently, an increase in interest rates may have an adverse effect on net income and results of operations of Essex.

Current interest rates are at historic lows and potentially could increase rapidly to levels more in line with recent historic levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense in our variable rate indebtedness. The effect of prolonged interest rate increases could negatively impact our ability to make acquisitions and develop properties at economic returns on investment and our ability to refinance existing borrowings at acceptable rates.

Risk of Losses on Interest Rate Hedging Arrangements

We have, from time to time, entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, these agreements also may reduce the benefits to us when interest rates decline. There can be no assurance that any such hedging arrangements can be refinanced or that we will be able to enter into other hedging arrangements to replace existing ones if interest rates decline. Furthermore, interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on our investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with large financial institutions.

Acquisition Activities: Risks that Acquisitions Will Fail to Meet Expectations

We intend to continue to acquire multifamily residential properties. There are risks that acquired properties will fail to perform as expected. Estimates of future income, expenses and the costs of improvements necessary to allow us to market an acquired property as originally intended may prove to be inaccurate. In addition, we expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or additional equity by us. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of our existing stockholders. If new acquisitions are financed under existing lines of credit, there is a risk that, unless substitute financing is obtained, further availability under the lines of credit for new development may not be available or may be available only on disadvantageous terms.

Also, we may not be able to refinance its existing lines of credit upon maturity, or the terms of such refinancing may not be as favorable as the terms of the existing indebtedness. Further, acquisitions of properties are subject to the general risks associated with real estate investments. For further information regarding these risks, pleas see "Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

On December 17, 2002, we completed the acquisition of John M. Sachs, Inc., a real estate company pursuant to which we acquired a real estate portfolio, consisting primarily of apartment communities located in San Diego County, California. The assets in this transaction were valued at approximately $301 million. This is our largest real estate portfolio acquisition to date. The integration of these properties into our company will place a burden on our management team and infrastructure. These properties may not perform as expected. In addition, as this transaction was structured as a merger, there is the risk that we assumed unknown liabilities, which might adversely affect our results of operations.

Risks that Development Activities Will Be Delayed, not Completed, and/or Fail to Achieve Expected Results

We pursue multifamily residential property development projects from time to time. Development projects generally require various governmental and other approvals, the receipt of which cannot be assured. Our development activities generally entail certain risks, including the following:

- funds may be expended and management's time devoted to projects that may not be completed;
- construction costs of a project may exceed original estimates possibly making the project economically unfeasible;
- development projects may be delayed due to, among other things, adverse weather conditions;
- occupancy rates and rents at a completed project may be less than anticipated; and
- expenses at a completed development may be higher than anticipated.

These risks may reduce the funds available for distribution to our stockholders. Further, the development of properties is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see "Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

The Geographic Concentration of the Properties and Fluctuations in Local Markets May Adversely Impact Income

Significant amounts of rental revenues for the year ended December 31, 2002, were derived from properties concentrated in Northern California (the San Francisco Bay Area), Southern California (Los Angeles, Ventura, Orange and San Diego counties), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). As of December 31, 2002, of our 112 ownership interests in multifamily residential properties, 83 are located in California. As a result of this geographic concentration, if a local property market performs poorly, the income from the properties in that market could decrease. As a result of such a decrease in income, we may be unable to pay expected dividends to our stockholders. The performance of the economy in each of these areas affects occupancy, market rental rates and expenses and, consequently impacts the income generated from the properties and their underlying values. The financial results of major local employers may also impact the cash flow and value of certain of the properties. Economic downturns in the local markets in which we own properties could have a negative impact on the financial condition and results from operations.

Competition in the Multifamily Residential Market May Adversely Affect Operations and the Rental Demand For Our Properties

There are numerous housing alternatives that compete with the multifamily properties in attracting residents. These include other multifamily rental apartments and single-family homes that are available for rent in the markets in which the properties are located. The properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates may drop, which may have a material adverse affect on our financial condition and results of operations.

We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

Debt Financing on Properties May Result in Insufficient Cash Flow

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the properties will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code of 1986, as amended (the "Code"). We may obtain additional debt financing in the future, through mortgages on some or all of the properties. These mortgages may be recourse, non-recourse, or cross-collateralized. As of December 31, 2002, the Company had 54 properties encumbered by debt. Of the 54 properties, 35 are secured by deeds of trust relating solely to those properties, and with respect to the remaining 19 properties, five cross-collateralized mortgages are secured by eight properties, three properties, three properties, three properties and two properties, respectively. The holders of this indebtedness will have a claim against these properties and to the extent indebtedness is cross-collateralized, lenders may seek to foreclose upon properties, which are not the primary collateral for their loan. This may, in turn, accelerate other indebtedness secured by properties. Foreclosure of properties would reduce our income and asset value.

Dividend Requirements as a Result Of Preferred Stock May Lead to a Possible Inability to Sustain Dividends

In 1998 and 1999, the Operating Partnership issued $210 million in aggregate of Series B Cumulative Redeemable Preferred Units (the "Series B Preferred Units"), Series C Cumulative Redeemable Preferred Units, (the "Series C Preferred Units"), Series D Cumulative Redeemable Preferred Units (the "Series D Preferred Units") and Series E Cumulative Redeemable Preferred Units (the "Series E Preferred Units"). The Series B

Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units are collectively referred to as the "Preferred Units".

The terms of the preferred stock into which each series of Preferred Units are exchangeable provide for certain cumulative preferential cash distributions per each share of preferred stock. These terms also provide that while such preferred stock is outstanding, no distributions may be authorized, declared or paid on the common stock unless all distributions accumulated on all shares of such preferred stock have been paid in full. The distributions payable on such preferred stock may impair our ability to pay dividends on our common stock.

If we wish to issue any common stock in the future (including, upon exercise of stock options), the funds required to continue to pay cash dividends at current levels will be increased. Our ability to pay dividends will depend largely upon the performance of the properties and other properties that may be acquired in the future.

Our ability to pay dividends on our stock is further limited by the Maryland General Corporation Law. Under the Maryland General Corporation Law, we may not make a distribution on stock if, after giving effect to such distribution, either:

- we would not be able to pay its indebtedness as it becomes due in the usual course of business; or
- our total assets would be less than its total liabilities.

If we cannot pay dividends on our stock, our status as a real estate investment trust may be jeopardized.

Registration and Resale of Shares Pursuant to our Pending Registration Statement May Have an Adverse Effect on the Market Price of the Shares

Pursuant to the acquisition of John M. Sachs, Inc., a real estate company, in December 2002, we issued 2,719,875 shares of common stock, as partial consideration for the acquisition, to the trusts that were the shareholders of that company. In connection with the acquisition, the Company entered into a registration rights agreement with these trusts, pursuant to which in January 2003 we filed a Registration Statement in order to enable their resale of these shares of common stock. In this Registration Statement, we are also registering, pursuant to certain registration rights, shares of common stock, which are issuable upon exchange of limited partnership interests in the Operating Partnership. These limited partnership interests are held by senior members of our management, certain members of our Board of Directors and certain outside investors, or the Operating Partnership holders, and comprise approximately 10% of the limited partnership interests of the Operating Partnership as of December 31, 2002. In addition, the Operating Partnership has invested in certain real estate partnerships. In this Registration Statement, we are also registering, pursuant to certain registration rights, shares of common stock, which are issuable upon redemption of all of the limited partnership interests on such real estate partnerships. The registration and resale of the shares of common stock pursuant to the registration statement may have an adverse effect of the market price of our shares.

Our Chairman is Involved in Other Real Estate Activities and Investments, Which May Lead to Conflicts of Interest

Our Chairman, George M. Marcus, owns interests in various other real estate-related business and investments. He is the Chairman of The Marcus & Millichap Company, or MM, which is the holding company for real estate brokerage and services companies. MM has an interest in Pacific Property Company, a company that invests in West Coast multifamily residential properties. In 1999 we sold an office building which Essex previously occupied to MM.

Mr. Marcus has agreed not to divulge any information that may be received by him in this capacity as Chairman of Essex to any of affiliated companies and that he will absent himself from any and all discussions by the Essex Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be a conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and affiliated entities may potentially compete with the Company in acquiring and/or developing multifamily properties, which competition may be detrimental to the Company. In addition, due to such potential competition for real estate investments, Mr. Marcus and affiliated entities may have a conflict of interest with the Company, which may be detrimental to the interests of the Company's shareholders.

The Influence of Executive Officers, Directors and Significant Stockholders May Be Detrimental to Holders of Common Stock

As of December 31, 2002, George M. Marcus, the Chairman of our Board of Directors, wholly or partially owned 1,742,349 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This represents approximately 7.5% of the outstanding shares of common stock. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders.

Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Messrs. Marcus and Millichap, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all stockholders.

Pursuant to our acquisition of John M. Sachs, Inc. in December 2002, we issued, as partial consideration for the acquisition, 2,719,875 shares of our common stock to the trusts that were the shareholders of that company. As a result of this issuance, these trusts own, as of December 31, 2002, in aggregate, approximately 13% of our outstanding common stock. The trusts have common trustees, and pursuant to their ownership interest in the Company, these trusts may have influence over us. Such influence could result in decisions that do not reflect the interest of all our stockholders.

The Voting Rights of Preferred Stock May Allow Holders of Preferred Stock to Impede Actions that Otherwise Benefit Holders of Common Stock

In general, the holders of the preferred stock into which our Preferred Units are exchangeable do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on our Board of Directors. These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates.

In addition, while any shares of preferred stock (into which the preferred units are exchangeable) are outstanding, we:

1. may not authorize or create any class of series of stock that ranks senior to this preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;
2. amend, alter or repeal the provisions of our Charter or Bylaws, that would materially and adversely affect these rights without the consent of the holders of two-thirds of the outstanding shares of each series of preferred stock (as applicable), each voting separately as a single class;
3. merge or consolidate with another entity; or

4. transfer substantially all of its assets to any corporation or other entity, without the affirmative vote of the holders of at least two-thirds of each series of preferred stock, each voting separately as a class, unless the transaction meets certain criteria.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of our common stock.

Exemption of George M. Marcus from the Maryland Business Combination Law May Allow Certain Transactions Between us and George M. Marcus to Proceed Without Compliance with Such Law

The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock.

The law also requires a supermajority stockholder vote for such transactions. This means that the transaction must be approved by at least:

- 80% of the votes entitled to be cast by holders of outstanding voting shares; and
- 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

However, as permitted by the statute, the Board of Directors irrevocably has elected to exempt any business combination by us, George M. Marcus, William A. Millichap, who are the chairman and a director of Essex, respectively, and MM or any entity owned or controlled by Messrs. Marcus and Millichap and MM. Consequently, the super-majority vote requirement described above will not apply to any business combination between us and Mr. Marcus, Mr. Millichap, or MM. As a result, we may in the future enter into business combinations with Messrs. Marcus and Millichap and MM, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law.

Anti-Takeover Provisions Contained in the Operating Partnership Agreement, Charter, Bylaws, and Certain Provisions of Maryland Law Could Delay, Defer or Prevent a Change in Control

While we are the sole general partner of the Operating Partnership, and generally have full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership's partnership agreement place limitations on our ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of the stockholders or that could otherwise adversely affect the interest of our stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of limited partnership interest in the Operating Partnership, we cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of our general partner interest in the Operating Partnership to another entity. Such limitations on our ability to act may result in our being precluded from taking action that the Board of Directors believes is in the best interests of our stockholders. In addition, as of December 31, 2002, two individuals together held more than 50% of the outstanding units of limited partnership interest in the Operating Partnership, allowing such actions to be blocked by a small number of limited partners.

Our Charter authorizes the issuance of additional shares of common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the common stock. Although we have no intention to issue any additional shares of preferred stock at the present time, we may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our stock or otherwise be in the best interests of the holders of common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

Our Charter, as well as its stockholder rights plan, also contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of our stockholders. Our stockholder rights plan is designed, among other things, to prevent a person or group from gaining control of us without offering a fair price to all of our stockholders. Also, the Bylaws may be amended by the Board of Directors to include provisions that would have a similar effect, although we presently have no such intention. The Charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the Board of Directors, potential acquirers may not purchase more than 6% percent in value of the stock (other than qualified pension trusts which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

In addition, the Maryland General Corporations Law restricts the voting rights of shares deemed to be "control shares." Under the Maryland General Corporations Law, "control shares" are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Bylaws exempt us from the control share provisions of the Maryland General Corporations Law, the provisions of the Bylaws may be amended or eliminated by the Board of Directors at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the Bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of our stockholders.

Bond Compliance Requirements May Limit Income From Certain Properties

At December 31, 2002, we had approximately $59.4 million of variable rate tax-exempt financing relating to the Inglenook Court Apartments, Wandering Creek Apartments, Treetops Apartments, Huntington Breakers Apartments, Camarillo Oaks Apartments and Parker Ranch Apartments and $16.2 million of fixed rate tax-exempt financing related to Meadowood Apartments. This tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. In addition, the Internal Revenue Code and rules and regulations thereunder impose various restrictions, conditions and requirements excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Internal Revenue Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed properties if we are required to lower rental rates to attract residents who satisfy the median income test. If Essex does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax-exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

Adverse Effect To Property Income And Value Due To General Real Estate Investment Risks

Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and ability to make distributions to stockholders will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses.

Consequently, the income from the properties and their underlying values may be impacted. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties as well.

Income from the properties may be further adversely affected by, among other things, the following factors:

- the general economic climate;
- local economic conditions in which the properties are located, such as oversupply of space or a reduction in demand for rental space;
- the attractiveness of the properties to tenants;
- competition from other available space;
- Essex's ability to provide for adequate maintenance and insurance; and
- increased operating expenses.

Also, as leases on the properties expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

The Company's Joint Ventures and Joint Ownership of Properties and Partial Interests in Corporations and Limited Partnerships Could Limit the Company's Ability to Control Such Properties and Partial Interests

Instead of purchasing properties directly, we have invested and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a co-venturer's actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient influence of any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners' approval, or joint venture partners could take actions binding on the joint venture without consent. Additionally, should a joint venture partner become bankrupt, we could become liable for such partner's share of joint venture liabilities.

From time to time, we, through the Operating Partnership, invest in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership's interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership's ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership's objectives. In addition, the Operating Partnership may not be able to dispose of its interests in such an entity. In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. In addition, we have and in the future may enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Internal Revenue Code we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can expect to have a material impact on our financial position.

Dedicated Investment Activities and Other Factors Specifically Related to Essex Apartment Value Fund, L.P.

We have recently organized an investment fund, Essex Apartment Value Fund, L.P., or the Fund, which will be, subject to specific exceptions, Essex's exclusive investment vehicle for new investment until at least 90% of the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. We are committed to invest 21.4% of the aggregate capital committed to the Fund. This Fund involves risks to Essex such as the following: Essex's partners in the Fund might become bankrupt (in which event Essex might become generally liable for the liabilities of the Fund), have economic or business interests or goals that are inconsistent with our business interests or goals, fail to fund capital commitments as contractually required, or fail to approve decisions regarding the Fund that are in our best interest. We will, however, generally seek to maintain sufficient influence over the Fund to permit it to achieve its business objectives.

Investments In Mortgages And Other Real Estate Securities

We may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. We may purchase securities issued by entities, which own real estate and may also invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

- that the value of mortgaged property may be less than the amounts owed;
- that interest rates payable on the mortgages may be lower than our cost of funds; and
- in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to stockholders could be adversely affected.

Possible Environmental Liabilities

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We carry certain insurance coverage for this type of environmental risk. We have conducted environmental studies which revealed the presence of groundwater contamination at certain properties; such contamination at certain of these properties was reported to have migrated on-site from adjacent industrial manufacturing operations. The former industrial users of the properties were identified as the source of contamination. The environmental studies noted that certain properties are located adjacent to any possible down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such properties. The environmental studies also noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of real properties, we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. We may also be subject to governmental fines and costs related to injuries to persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties other than us alleging personal injury and property damage caused by the presence of mold in residential real estate. Mold related claims are often excluded from standard insurance policies. Should an uninsured mold related claim arise against us, we could be required to use our own funds to resolve the claim and to make any needed cleanups to the involved property.

California has enacted legislation commonly referred to as "Proposition 65" requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, there can be no assurance that we will not be adversely affected by litigation relating to Proposition 65.

We cannot be assured that existing environmental assessments of our properties reveal all environmental liabilities, that any prior owner of any of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties.

General Uninsured Losses

We carry comprehensive liability, fire, extended coverage and rental loss insurance for each of the properties. There are, however, certain types of extraordinary losses for which we do not have insurance. Certain of the properties are located in areas that are subject to earthquake activity. We have obtained certain limited earthquake insurance coverage. We may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses, or losses in excess of applicable coverage.

Changes In Real Estate Tax And Other Laws

Generally we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders. In addition, recent proposed changes to the tax law to eliminate most taxes on stock dividends may adversely affect us and other REITs by reducing the demand for REIT stocks generally.

Changes In Financing Policy; No Limitation On Debt

We have adopted a policy of maintaining a debt-to-total-market-capitalization ratio of less than 50%. The calculation of debt-to-total-market-capitalization is as follows: total property indebtedness divided by the sum of total property indebtedness plus total equity market capitalization.

As used in the above formula, total market capitalization is equal to the aggregate market value of the outstanding shares of common stock (based on the greater of current market price or the gross proceeds per share from public offerings of the outstanding shares plus any undistributed net cash flow), assuming the conversion of all limited partnership interests in the Operating Partnership into shares of common stock and the gross proceeds of the preferred units of the Operating Partnership. Based on this calculation (including the current market price and excluding undistributed net cash flow), our debt-to-total-market-capitalization ratio was approximately 36.4% as of December 31, 2002.

Our organizational documents and the organizational documents of the Operating Partnership do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, the Board of Directors could change current policies and the policies of the Operating Partnership regarding indebtedness. If these policies were changed, we and the Operating Partnership could incur more debt, resulting in an increased risk of default on our obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect the financial condition and results of operations of Essex. Such increased debt could exceed the underlying value of the properties.

Failure To Qualify As A REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. However, we cannot assure you that we have qualified as a REIT or that we will continue to so qualify in the future. To qualify as a REIT, we must satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions. Only limited judicial or administrative interpretation exists for these provisions and involves the determination of various factual matters and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may apply to us, potentially with retroactive effect, and adversely affect of ability to qualify as a REIT. We may receive significant non-qualifying income or acquire non-qualifying assets, which as a result, may cause us to approach the income and assets test limits imposed by the Internal Revenue Code. There is a risk that we may not satisfy these tests. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. We may also be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

Other Matters

Certain Policies of the Company

The Company intends to continue to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company has in the past five years and may in the future (i) issue securities senior to its Common Stock, (ii) fund acquisition activities with borrowings under its line of credit and (iii) offer shares of Common Stock and/or units of limited partnership interest in the Operating Partnership as partial consideration for property acquisitions. The Company from time to time acquires partnership interests in partnerships and joint ventures, either directly or indirectly through subsidiaries of the Company, when such entities' underlying assets are real estate. In general, the Company does not (i) underwrite securities of other issuers or (ii) actively trade in loans or other investments.

The Company primarily invests in multifamily properties in Southern California (Los Angeles, Ventura, Orange and San Diego counties), Northern California (the San Francisco Bay Area), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). The Company currently intends to continue to invest in multifamily properties in such regions, but may change such policy without a vote of the stockholders. In connection with the Sachs' portfolio acquisition in December 2002, the Company did acquire properties in Nevada and Texas.

The policies discussed above may be reviewed and modified from time to time by the Board of Directors without the vote of the stockholders.

Item 2. Properties

The Company's property portfolio (including partial ownership interests) consists of ownership interests in 112 multifamily properties (comprising 23,699 apartment units), of which 13,654 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,023 units are located in Northern California (the San Francisco Bay Area), 5,444 of which are located in the Pacific Northwest (4,073 units in the Seattle metropolitan area and 1,371 units in the Portland, Oregon metropolitan area), and 578 are located in other areas (302 units in Houston, Texas and 276 units in Hemet, California). In addition, the Company owns other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites). One of the office buildings located in Northern California (Palo Alto) has approximately 17,400 square feet and houses the Company's headquarters and another office building located in Southern California (Woodland Hills) has approximately 38,940 square feet, of which the Company currently occupies approximately 6,800 square feet. The Woodland Hills office building has ten third party tenants occupying approximately 27,300 feet. The Company along with its affiliated entities and joint ventures also have entered into commitments for the development of 1,518 units in six multifamily communities; three of which are in Northern California and three in Southern California. See page 7 for a list of our properties under development.

The Company's multifamily Properties accounted for in excess of 94% of the Company's revenues for the year ended December 31, 2002.

Occupancy Rates

The 112 multifamily residential properties had an average occupancy, based on "financial occupancy," during the year ended December 31, 2002, of approximately 95%. With respect to stabilized multifamily properties with sufficient operating history, occupancy figures are based on financial occupancy, which is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

As of December 31, 2002, the headquarters building was 100% occupied by the Company and the Southern California office building was 88% occupied, based on physical occupancy. With respect to office buildings, occupancy figures are based on "physical occupancy" which refers to the percentage resulting from dividing leased and occupied square footage by rentable square footage. With respect to recreational vehicle parks, manufactured housing communities, or multifamily properties which have not yet stabilized or have insufficient operating history, occupancy figures are based on "physical occupancy" which refers to the percentage resulting from dividing leased and occupied units by rentable units.

For the year ended December 31, 2002, none of the Company's Properties had book values equal to 10% or more of total assets of the Company or gross revenues equal to 10% or more of aggregate gross revenues of the Company.

Multifamily Residential Properties

The Company's multifamily Properties are generally suburban garden apartments and townhomes comprising multiple clusters of two and three story buildings situated on three to fifteen acres of land. The multifamily properties have on average 212 units, with a mix of studio, one, two and some three-bedroom units. A wide variety of amenities are available at each apartment community, including, covered parking, wood-burning fireplaces, swimming pools, clubhouses with complete fitness facilities, volleyball and playground areas and tennis courts.

Most of the multifamily Properties are designed for and marketed to people in white-collar or technical professions. The Company selects, trains and supervises a full team of on-site service and maintenance personnel. The Company believes that its customer service approach enhances its ability to retain tenants and that its multifamily Properties were built well and have been maintained well since acquisition.

Office Buildings

The Company's corporate headquarters is located in a two-story office building with approximately 17,400 square feet located at 925 East Meadow Drive, Palo Alto, California. The Company acquired this property in 1997. The Company also owns an office building in Southern California (Woodland Hills), comprised of approximately 38,940 square feet building, of which the Company currently occupies approximately 8,600 square feet. The building has ten third party tenants occupying approximately 28,700 feet. The largest single tenant occupies approximately 10,900 square feet. The Company acquired this property in 2001. The Company also has two small office buildings comprising approximately 7,200 square feet and located in San Diego, California.

Recreational Vehicle Parks

The Company owns five recreational vehicle parks, acquired in the Sachs' merger, (comprising of 1,717 spaces) located in El Cajon, California, Hemet, California and Las Vegas Nevada.

Manufactured Housing Communities

The Company owns manufactured housing communities, acquired in the Sachs' merger, (containing 607 sites) located in Vista, California and Las Vegas, Nevada.

The following tables describe the Company's Properties as of December 31, 2002. The first table describes the Company's multifamily residential properties and the second table describes the Company's other real estate assets.

Multifamily Residential Properties(1)	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Southern California						
Alpine Country	Alpine, CA	108	81,900	1986	2002	92%
Alpine Village	Alpine, CA	306	254,424	1971	2002	96%
Barkley Apartments(3)(4)	Anaheim, CA	161	139,835	1984	2000	95%
Vista Pointe(5)	Anaheim, CA	286	242,410	1968	1985	94%
Bonita Cedars	Bonita, CA	120	120,824	1983	2002	83%
Villas at Carlsbad(6)	Carlsbad, CA	102	72,960	1985	2002	90%
Camarillo Oaks(7)	Camarillo, CA	564	459,072	1985	1996	95%
Cambridge	Chula Vista, CA	40	22,140	1965	2002	88%
Woodlawn Colonial.	Chula Vista, CA	159	104,583	1974	2002	93%
Mesa Village	Clairemont, CA	133	43,696	1963	2002	92%
Valley Park(8)	Fountain Valley, CA	160	169,788	1969	2001	94%
Casa Tierra	El Cajon, CA	40	28,730	1972	2002	100%
Coral Gardens	El Cajon, CA	200	182,000	1976	2002	94%
Tierra del Sol/Norte	El Cajon, CA	156	117,000	1969	2002	96%
Grand Regency	Escondido, CA	60	42,432	1967	2002	93%
Capri at Sunny Hills(8)	Fullerton, CA	100	128,100	1961	2001	96%
Wilshire Promenade(9)	Fullerton, CA	149	128,130	1992	1997	94%
Montejo(8)	Garden Grove, CA	124	103,280	1974	2001	96%
Hampton Court (Columbus)(7)	Glendale, CA	83	71,573	1974(10)	1999	94%
Hampton Place (Loraine)(7)	Glendale, CA	132	141,591	1970(11)	1999	93%
Huntington Breakers(7)	Huntington Beach, CA	342	241,763	1984	1997	93%
Hillsborough Park	La Habra, CA	235	215,510	1999	1999	96%
Rosebeach(6)	La Mirada, CA	174	172,202	1970	2000	98%
Arboretum at Lake Forest(6)	Lake Forest, CA	225	215,319	1970	2002	95%
Trabuco Villas	Lake Forest, CA	132	131,032	1985	1997	96%
Marbrisa	Long Beach, CA	202	122,870	1987	2002	99%
Pathways	Long Beach, CA	296	197,720	1975	1991	96%
Bunker Hill(7)	Los Angeles, CA	456	346,672	1968	1998	94%
City Heights(5)	Los Angeles, CA	687	424,170	1968	2000	94%
Cochran Apartments	Los Angeles, CA	58	51,468	1989	1998	96%
Kings Road	Los Angeles, CA	196	132,112	1979	1997	95%
Park Place	Los Angeles, CA	60	48,000	1988	1997	96%
Windsor Court	Los Angeles, CA	58	46,600	1988	1997	96%
Mirabella	Marina Del Rey, CA	188	176,860	2000	2000	93%
Mira Woods Villa	Mira Mesa, CA	355	262,630	1962	2002	92%
Hillcrest Park (Mirabella)	Newbury Park, CA	608	521,968	1973(12)	1998	94%
Coronado at Newport North(13)	Newport Beach, CA	732	459,677	1968(14)	1999	94%
Coronado at Newport South(13)	Newport Beach, CA	715	498,716	1968	1999	95%
Fairways(7)(15)	Newport Beach, CA	74	107,160	1972	1999	96%
Country Villas	Oceanside, CA	180	179,764	1976	2002	92%
Foxborough (Woodland Apartments)(6)	Orange, CA	90	108,000	1969(16)	2000	93%
Mariners Place	Oxnard, CA	105	77,254	1987	2000	99%

Multifamily Residential Properties(1)	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Ocean Villas(6)	Oxnard, CA	119	108,900	1974	2002	97%
Tierra Vista(17)	Oxnard, CA	404	387,144	2001	2001	93%
Monterey Villas (Village Apartments)	Oxnard, CA	122	122,120	1974(18)	1997	91%(19)
Monterra del Mar (Windsor Terrace)	Pasadena, CA	123	74,475	1972(20)	1999	97%
Monterra del Rey (Glenbrook)	Pasadena, CA	84	73,101	1972(21)	1999	96%
Monterra del Sol (Euclid)	Pasadena, CA	85	69,295	1972(22)	1999	97%
Villa Angelina(8)	Placentia, CA	256	217,600	1970	2001	96%
Crest, The(6)	Pomona, CA	501	498,036	1986	2000	94%
Highridge(8)	Rancho Palos Verdes, CA	255	290,250	1972	1997	93%
Bluffs II, The(23)	San Diego, CA	224	126,744	1974	1997	96%
Emerald Palms	San Diego, CA	152	133,000	1986	2002	99%
Summit Park	San Diego, CA	300	229,400	1972	2002	88%
Vista Capri—East	San Diego, CA	26	16,890	1967	2002	96%
Vista Capri—North	San Diego, CA	106	51,840	1975	2002	93%
Hearthstone(8)	Santa Ana, CA	140	154,820	1970	2001	93%
Treehouse(8)	Santa Ana, CA	164	135,762	1970	2001	94%
Carlton Heights	Santee, CA	70	48,440	1979	2002	97%
Meadowood(7)	Simi Valley, CA	320	264,568	1986	1996	95%
Shadow Point	Spring Valley, CA	172	131,260	1983	2002	85%
El Encanto(6)	Tustin, CA	116	92,760	1969	2000	96%
The Lofts at Pinehurst (Villa Scandia)	Ventura, CA	118	71,160	1971(24)	1997	82%(19)
Avondale at Warner Center	Woodland Hills, CA	446	331,072	1970	1999	94%
		13,654	**11,020,572**			**94%**
Nothern California						
Brookside Oaks(8)	Cupertino, CA	170	119,980	1973	2000	98%
The Point at Cupertino (Westwood)(17)	Cupertino, CA	116	135,288	1963(25)	1998	97%
Stevenson Place	Fremont, CA	200	146,296	1974(26)	1983	95%
Treetops(7)	Fremont, CA	172	131,270	1978	1996	95%
Wimbledon Woods	Hayward, CA	560	462,400	1975	1998	93%
Summerhill Commons	Newark, CA	184	139,012	1987	1987	93%
Le Parc Luxury Apartments (Plumtree)	Santa Clara, CA	140	113,260	1975(27)	1994	96%(19)
Marina Cove(28)	Santa Clara, CA	292	250,294	1974	1994	98%
Mt. Sutro Terrace(7)	San Francisco, CA	99	64,095	1973	1999	97%
The Carlyle(7)	San Jose, CA	132	129,216	2000	2000	97%
Waterford Place	San Jose, CA	238	219,642	2000	2000	99%
Bel Air(7)	San Ramon, CA	462	391,136	1988(29)	1995	96%
Eastridge	San Ramon, CA	188	174,104	1988	1996	96%
Foothill Gardens	San Ramon, CA	132	155,100	1985	1997	97%
Twin Creeks	San Ramon, CA	44	51,700	1985	1997	97%
Bristol Commons(7)	Sunnyvale, CA	188	142,668	1989	1995	96%
Oak Pointe	Sunnyvale, CA	390	294,180	1973	1988	96%
Summerhill Park	Sunnyvale, CA	100	78,584	1988	1988	97%
Windsor Ridge	Sunnyvale, CA	216	161,892	1989	1989	96%
		4,023	**3,360,117**			**96%**
Pacific Northwest						
Seattle, Washington Metropolitan Area						
Emerald Ridge	Bellevue, WA	180	144,036	1987	1994	92%
Foothill Commons(7)	Bellevue, WA	360	288,317	1978	1990	93%
The Palisades(7)	Bellevue, WA	192	159,792	1977	1990	94%
Sammamish View	Bellevue, WA	153	133,590	1986	1994	96%
Woodland Commons(7)	Bellevue, WA	236	172,316	1978	1990	93%
Inglenook Court	Bothell, WA	224	183,624	1985	1994	94%
Salmon Run at Perry Creek	Bothell, WA	132	117,125	2000	2000	94%
Stonehedge Village(7)	Bothell, WA	196	214,872	1986	1997	92%
Park Hill at Issaquah(30)	Issaquah, WA	245	277,778	1999	1999	87%

Multifamily Residential Properties(1)	Location	Units	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Wandering Creek	Kent, WA	156	124,366	1986	1995	95%
Bridle Trails(7)	Kirkland, WA	92	73,448	1986	1997	91%
Evergreen Heights	Kirkland, WA	200	188,340	1990	1997	93%
Laurels at Mill Creek	Mill Creek, WA	164	134,360	1981	1996	91%
Anchor Village(8)	Mukilteo, WA	301	245,928	1981	1997	92%
Castle Creek	Newcastle, WA	216	191,935	1997	1997	92%
Brighton Ridge	Renton, WA	264	201,300	1986	1996	91%
Fountain Court(7)	Seattle, WA	320	207,037	2000	2000	92%
Linden Square	Seattle, WA	183	142,271	1994	2000	92%
Maple Leaf(7)	Seattle, WA	48	35,584	1986	1997	95%
Spring Lake(7)	Seattle, WA	69	42,325	1986	1997	92%
Wharfside Pointe	Seattle, WA	142	119,290	1990	1994	95%
Portland, Oregon Metropolitan Area						
Andover Park(6)	Beaverton, OR	240	227,804	1992	2001	93%
Jackson School Village(7)	Hillsboro, OR	200	196,896	1996	1996	93%
Landmark	Hillsboro, OR	285	282,934	1990	1996	95%
Hunt Club(6)	Lake Oswego, OR	256	198,056	1985	2000	96%
Meadows at Cascade Park	Vancouver, WA	198	199,377	1989	1997	94%
Village at Cascade Park	Vancouver, WA	192	178,144	1989	1997	94%
		5,444	**4,680,845**			**93%**
Other areas						
Devonshire	Hemet, CA	276	207,220	1988	2002	91%
St. Cloud	Houston, TX	302	306,869	1968	2002	89%
		578	**514,089**			**90%**
Total/Weighted Average		**23,699**	**19,575,623**			**95%**

Other real estate assets(1)	Location	Tenants	Rentable Square Footage	Year Built	Year Acquired	Occupancy(2)
Office Buildings						
925 East Meadow Drive	Palo Alto, CA	1	17,404	1988	1997	100%(31)
22110-22120 Clarendon Street	Woodland Hills, CA	11	38,940	1982	2001	91%(32)
2399 Camino Del Rio South	San Diego, CA	3	5,200	1978	2002	100%
3205 Moore Street	San Diego, CA	3	2,000	1957	2002	100%
Total Office Buildings		**18**	**63,544**			**95%**
		Units				
Recreational Vehicle Parks						
Circle RV	El Cajon, CA	179 spaces		1977	2002	85%
Vacationer	El Cajon, CA	159 spaces		1973	2002	84%
Diamond Valley	Hemet, CA	224 spaces		1974	2002	53%
Golden Village	Hemet, CA	1,019 spaces		1972	2002	58%
Riviera RV	Las Vegas, NV	136 spaces		1969	2002	66%
Total Recreational Vehicle Parks		**1,717 spaces**				**63%**
Manufactured Housing Communities						
Green Valley	Vista, CA	157 sites		1973	2002	85%
Riviera	Las Vegas, NV	450 sites		1969	2002	98%
Total Manufactured Housing Communities		**607 sites**				**95%**

(1) Unless otherwise specified, the Company has a 100% ownership interest in each Property.

(2) For multifamily residential properties, occupancy rates are based on financial occupancy for the year ended December 31, 2002; for the office buildings, recreational vehicle parks, manufactured housing

communities or properties which have not yet stabilized or have insufficient operating history, occupancy rates are based on physical occupancy as of December 31, 2002. For an explanation of how financial occupancy and physical occupancy are calculated, see "Properties—Occupancy Rates" in this Item 2.

(3) The Company has a 30% special limited partnership interest in this property, which owns this multifamily property. This investment was made under arrangements whereby EMC became the general partner and the existing partners were granted the right to require the applicable partnership to redeem their interest for cash. Subject to certain conditions, the Company may, however, elect to deliver an equivalent number of shares of the Company's Common Stock in satisfaction of the applicable partnership's cash redemption obligation.
(4) The property is subject to a ground lease, which, unless extended, will expire in 2082.
(5) The Company owns the land of this property and has entered into a leasehold interest for which it receives a monthly payment for the 34-year term of the lease. The Company may be required to sell its interest in the property anytime following the seventh anniversary of the date that the leasehold was created.
(6) The Company has a 21.4% interest in this property, which is owned by the Fund.
(7) This Property is owned by a single asset limited partnership in which the Company has at least 99.0% limited partnership interest.
(8) The Company holds a 1% special limited partner interest in the partnerships, which own these multifamily properties. These investments were made under arrangements whereby EMC became the 1% sole general partner interest and the other limited partners were granted the right to require the applicable partnership to redeem their interest for cash. Subject to certain conditions, the Company may, however, elect to deliver an equivalent number of shares of the Company's Common Stock in satisfaction of the applicable partnership's cash redemption obligation.
(9) The Company purchased an additional 21 units adjacent to this property in 2002 for $3 million, which was built in 1991.
(10) The Company completed an approximate $1.6 million redevelopment on this property in 2000.
(11) The Company completed an approximate $2.3 million redevelopment on this property in 2000.
(12) The Company completed an $11.0 million redevelopment on this property in 2001.
(13) The Company has an approximate 49.9% ownership interest in this property.
(14) The Company completed a $13.6 million redevelopment on this property in 2001.
(15) This property is subject to a ground lease, which, unless extended, will expire in 2027.
(16) The Fund completed a $1.7 million redevelopment on this property in 2001.
(17) The Company has a 20.0% ownership this property.
(18) The Company completed an approximate $3.2 million redevelopment on this property in 2002.
(19) Financial occupancy includes the impact of units that were not occupied due to redevelopment activity at this property.
(20) The Company completed a $1.9 million redevelopment on this property in 2000.
(21) The Company completed a $1.9 million redevelopment on this property in 2001.
(22) The Company completed a $1.7 million redevelopment on this property in 2001.
(23) The Company has an 85.0% controlling limited partnership interest in this property.
(24) The Company completed an approximate $3.5 million redevelopment on this property in 2002.
(25) The Company completed a $2.7 million redevelopment on this property in 2001.
(26) The Company completed an approximately $4.5 million redevelopment on this property in 1998.
(27) The Company completed an approximate $3.4 million redevelopment on this property in 2002.
(28) A portion of this Property on which 84 units are presently located is subject to a ground lease, which, unless extended, will expire in 2028.
(29) The Company completed construction of 114 units of the property's 462 total units in 2000.
(30) The Company has as approximate 45% limited partnership interest in this property.
(31) The Company occupies 100% of this property.
(32) The Company occupies 22% of this property.

Item 3. Legal Proceedings

Neither the Company nor any of the Properties is presently subject to any material litigation nor, to the Company's knowledge, is there any material litigation threatened against the Company or the Properties. The Properties are subject to certain routine litigation and administrative proceedings arising in the ordinary course of business, which, taken together, are not expected to have a material adverse impact on the Company's financial position, results of operations or liquidity.

Item 4. Submission of Matters to a Vote of Security Holders

During the fourth quarter of 2002, no matters were submitted to a vote of security holders.

Part II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The shares of the Company's common stock are traded on the New York Stock Exchange ("NYSE") under the symbol ESS.

Market Information

The Company's common stock has been traded on the NYSE since June 13, 1994. The high, low and closing price per share of common stock reported on the NYSE for the quarters indicated are as follows:

Quarter Ended	High	Low	Close
December 31, 2002	$52.15	$44.72	$50.85
September 30, 2002	$54.75	$43.65	$49.44
June 30, 2002	$56.08	$49.76	$54.70
March 31, 2002	$53.97	$46.00	$52.18
December 31, 2001	$51.05	$45.50	$49.41
September 30, 2001	$54.67	$47.00	$49.10
June 30, 2001	$50.97	$42.28	$49.55
March 31, 2001	$55.94	$46.96	$48.05

The closing price as of March 25, 2003 was $53.57.

Holders

The approximate number of holders of record of the shares of the Company's common stock was 194 as of March 25, 2003. This number does not include stockholders whose shares are held in trust by other entities. The actual number of stockholders is greater than this number of holders of record.

Return of Capital

Under provisions of the Internal Revenue Code of 1986, as amended, the portion of cash dividend that exceeds earnings and profits is a return of capital. The return of capital is generated due to the deduction of non-cash expenses, primarily depreciation, in the determination of earnings and profits.

The status of the cash dividends distributed for the years ended December 31, 2002, 2001 and 2000 for tax purposes is as follows:

	2002	2001	2000
Taxable portion	100.00%	100.00%	100.00%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

Dividends and Distributions

Since its initial public offering on June 13, 1994, the Company has paid regular quarterly dividends to its stockholders. From inception, the Company has paid the following dividends per share of common stock:

Quarter Ended	1994	1995	1996	1997	1998	1999	2000	2001	2002
3/31	N/A	$0.4175	$0.4250	$0.4350	$0.4500	$0.5000	$0.5500	$0.7000	$0.7700
6/30	$0.0800	$0.4175	$0.4250	$0.4350	$0.5000	$0.5500	$0.6100	$0.7000	$0.7700
9/30	$0.4175	$0.4250	$0.4350	$0.4500	$0.5000	$0.5500	$0.6100	$0.7000	$0.7700
12/31	$0.4175	$0.4250	$0.4350	$0.4500	$0.5000	$0.5500	$0.6100	$0.7000	$0.7700

Future distributions by the Company will be at the discretion of the Board of Directors and will depend on the actual funds from operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. There are currently no contractual restrictions on the Company's present or future ability to pay dividends.

Dividend Reinvestment and Share Purchase Plan

The Company has adopted a dividend reinvestment and share purchase plan designed to provide holders of Common Stock with a convenient and economical means to reinvest all or a portion of their cash dividends in shares of Common Stock and to acquire additional shares of Common Stock through voluntary purchases. Computershare, LLC, which serves as the Company's transfer agent, administers the dividend reinvestment and share purchase plan. For a copy of the plan, contact Computershare, LLC at (310) 360-5354.

Stockholder Rights Plan

In 1998, the Company adopted a stockholder rights plan that is designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. The rights plan is designed, among other things, to prevent a person or group from gaining control of the Company without offering a fair price to all of the Company's stockholders.

On October 13, 1998, the Board declared a one for one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share, of the Company, at a price of $99.13 per one-hundredth of a share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of November 11, 1998, as amended between the Company and Computershare, LLC as Rights Agent.

Unregistered Sales of Securities

On December 17, 2002, in connection with Essex's acquisition, by merger, of John M. Sachs, Inc., ("Sachs"), Essex issued to the Sachs' shareholders 2,719,875 shares of common stocks. This private placement of Units was completed pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended.

Item 6. Selected Financial Data

The following tables set forth summary financial and operating information for the Company from January 1, 1998 through December 31, 2002.

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands, except per share amounts)				
OPERATING DATA:					
REVENUES					
Rental	$ 171,909	$ 175,894	$ 161,097	$ 135,476	$117,701
Other property income	5,356	5,493	4,790	3,136	2,622
Interest and other income	22,857	22,152	10,969	5,618	3,217
Total revenues	200,122	203,539	176,856	144,230	123,540
EXPENSES					
Property operating expenses, excluding depreciation and amortization	52,454	52,277	46,091	41,090	37,340
Depreciation and amortization	37,042	35,915	30,442	25,862	21,689
Amortization of deferred financing costs	605	657	639	566	718
General and administrative	6,291	7,498	6,062	4,263	3,765
Other expenses	—	—	—	—	930
Interest	35,012	38,746	30,044	20,970	19,107
Total expenses	131,404	135,093	113,278	92,751	83,549
Income from continuing operations before gain on sale of real estate, minority interest, discontinued operations and extraordinary item	68,718	68,446	63,578	51,479	39,991
Gain on sales of real estate	—	3,788	4,022	9,524	9
Minority interests	(24,130)	(24,322)	(23,686)	(17,775)	(9,493)
Income from continuing operations	44,588	47,912	43,914	43,228	30,507
Discontinued operations (net of minority interests):					
Operating income from real estate sold	225	633	558	550	539
Gain on sale of real estate	8,061	—	—	—	—
Extraordinary item—loss on early extinguishment of debt	—	—	(119)	(214)	(4,718)
Net income	$ 52,874	$ 48,545	$ 44,353	$ 43,564	$ 26,328
Diluted income from continuing operations available to common stockholders per share	$ 2.38	$ 2.56	$ 2.35	$ 2.34	$ 1.61
Net income available to common stockholders per share—diluted	$ 2.82	$ 2.59	$ 2.37	$ 2.36	$ 1.36
Weighted average common stock outstanding—diluted (in thousands)	18,726	18,768	18,658	18,491	16,809
Cash dividend per common share	$ 3.08	$ 2.80	$ 2.38	$ 2.15	$ 1.95

	As of December 31,				
	2002	2001	2000	1999	1998
BALANCE SHEET DATA:					
Investment in real estate (before accumulated depreciation)	$1,515,956	$1,175,200	$1,156,408	$ 929,076	$889,964
Net investment in real estate	1,324,135	1,018,931	1,036,909	832,471	812,175
Real estate under development	143,756	93,256	38,231	120,414	53,213
Total assets	1,619,734	1,329,458	1,281,849	1,062,313	931,796
Total property indebtedness	804,063	638,660	595,535	384,108	361,515
Stockholders' equity	491,314	381,674	391,675	387,693	389,800

	As of December 31,				
	2002	2001	2000	1999	1998
OTHER DATA:					
Interest coverage ratio(1)	4.0x	3.7x	4.2x	4.7x	4.3x
Gross operating margin(2)	70%	71%	72%	70%	68%
Average same property monthly rental rate per apartment unit(3)(4)	$ 1,108	$ 1,153	$ 1,039	$ 950	$ 944
Average same property monthly operating expenses per apartment unit(3)(5)	$ 310	$ 293	$ 271	$ 259	$ 256
Total multifamily units (at end of period)	23,699	20,762	18,673	15,106	12,267
Multifamily residential property occupancy rate(6)	95%	95%	97%	96%	96%
Total properties (at end of period)	123	94	87	72	63

(1) Interest coverage ratio represents earnings before minority interest, gain on sales of real estate, interest expense, taxes, depreciation and amortization ("EBITDA") divided by interest expense.

(2) Gross operating margin represents rental revenues and other property income less property operating expenses, exclusive of depreciation and amortization divided by rental revenues and other property income.

(3) Same property apartment units are those units in properties that the Company has consolidated for the entire two years ended as of the end of the period set forth. The number of same property apartment units in such properties may vary at each year-end. Percentage changes in averages per unit do not correspond to total same property revenues and expense percent changes which are discussed in Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations.

(4) Average same property monthly rental rate per apartment unit represents total scheduled rent for the same property apartment units for the period (actual rental rates on occupied apartment units plus market rental rates on vacant apartment units) divided by the number of such apartment units and further divided by the number of months in the period.

(5) Average same property monthly expenses per apartment unit represents total monthly operating expenses, exclusive of depreciation and amortization, for the same property apartment units for the period divided by the total number of such apartment units and further divided by the number of months in the period.

(6) Occupancy rates are based on financial occupancy. For an explanation of how financial occupancy is calculated, see "Properties—Occupancy Rates" in Item 2 of Part I of this Form 10-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is based on the consolidated financial statements of Essex Property Trust, Inc. ("Essex" or the "Company") as of and for the years ended December 31, 2002, 2001 and 2000. This information should be read in conjunction with the accompanying consolidated financial statements and notes thereto.

Substantially all the assets of the Company are held by, and substantially all operations are conducted through, Essex Portfolio, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2002, 2001, and 2000 owned an approximate 90.0%, 89.0% and 89.6% general partnership interest in the Operating Partnership, respectively. The Company has elected to be treated as a real estate investment trust (a "REIT") for federal income tax purposes.

Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this Annual Report which are not historical facts may be considered forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding the Company's expectations, hopes, intentions, beliefs and strategies regarding the future. Forward looking statements include statements under the caption "Business Objectives" in this Part I, statements regarding the Company's expectation as to the timing of completion of current development projects and the stabilization dates of such projects, expectation as to the total projected costs and rental rates of current development projects, beliefs as to the adequacy of future cash flows to meet operating requirements and to provide for dividend payments in accordance with REIT requirements, expectations as to the amount of capital expenditures, expectations as to the amount of non-revenue generating capital expenditures, future acquisitions and developments, the anticipated performance of the Essex Apartment Value Fund, L.P., the anticipated performance of existing properties, and statements regarding the Company's financing activities. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including, but not limited to, that the Company will fail to achieve its business objectives, that the actual completion of development projects will be subject to delays, that the stabilization dates of such projects will be delayed, that the total projected costs of current development projects will exceed expectations, that such development projects will not be completed, that development projects and acquisitions will fail to meet expectations, that estimates of future income from an acquired property may prove to be inaccurate, that future cash flows will be inadequate to meet operating requirements and/or will be insufficient to provide for dividend payments in accordance with REIT requirements, that the actual non-revenue generating capital expenditures will exceed the Company's current expectations, that the Essex Apartment Value

Fund will fail to perform as anticipated, that the Company's partners in this Fund fail to fund capital commitments as contractually required, that there may be a downturn in the markets in which the Company's properties are located, and that the terms of any refinancing may not be as favorable as the terms of existing indebtedness, as well as those risks, special considerations, and other factors discussed under the caption "Other Matters/Risk Factors" in Item 1 of this Report on Form 10-K for the year ended December 31, 2002, and those other risk factors and special considerations set forth in the Company's other filings with the Securities and Exchange Commission (the "SEC") which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward-looking statements and reasons why results may differ included in this Form 10-K are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Critical Accounting Policies and Estimates

The preparation of consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties, its investments in and advances to joint ventures and affiliates and qualification as a REIT. The Company bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from those estimates made by management.

Rental properties are recorded at cost less accumulated depreciation. Depreciation on rental properties has been provided over estimated useful lives ranging from 3 to 30 years using the straight-line method. Development costs include acquisition, direct and indirect construction costs, interest and real estate taxes incurred during the construction and property stabilizations periods. Maintenance and repair expenses that do not add to the value or prolong the useful life of the property are expensed as incurred. Asset replacements and improvements are capitalized and depreciated over their estimated useful lives.

The Company assesses the carrying value of its real estate investments by monitoring performance compared to budget for operating properties and joint ventures, and by monitoring contract performance for properties under development. Local market knowledge and data is used to assess carrying values of properties and the market value of acquisition opportunities. Whenever events or changes in circumstances indicate that the carrying amount of a property held for investment may not be fully recoverable, the carrying amount is evaluated. If the sum of the property's expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, then the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the property. Adverse changes in market conditions or poor operating results of real estate investments could result in impairment charges. When the Company determines that a property is held for sale, it discontinues the periodic depreciation of that property. The criteria for determining when a property is held for sale requires judgment and has potential financial statement impact as depreciation would cease and an impairment loss could occur upon determination of held for sale status. Assets held for sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

With respect to investments in and advances to joint ventures and affiliates, the Company looks to the underlying properties to assess performance and the recoverability of carrying amounts for those investments in a manner similar to direct investments in real estate properties. An impairment charge or investment valuation charge is recorded if the carrying value of the investment exceeds its fair value.

We have elected to be taxed as a REIT under the Internal Revenue Code. However, we cannot assure you that we have qualified as a REIT or that we will continue to so qualify in the future. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates.

We may also be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could be different under different assumptions or conditions.

General Background

The Company's property revenues are generated primarily from multifamily property operations, which accounted for greater than 95% of its property revenues for the years ended December 31, 2002, 2001, and 2000. The Company's properties ("the Properties") are located in Northern California (the San Francisco Bay Area), Southern California (Los Angeles, Ventura, Orange and San Diego counties), the Pacific Northwest (The Seattle, Washington and Portland, Oregon metropolitan areas), and other areas (Hemet, California, Las Vegas, Nevada, and Houston, Texas). The average occupancy level of the Company's portfolio has equaled or exceeded 95% for the last five years.

Essex Apartment Value Fund, L.P. (the "Fund"), is an investment fund organized by the Company in 2001. The Fund will be, subject to specific exceptions, the Company's exclusive investment vehicle for new investments until the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. The Fund has total capital commitments of $250 million and is expected to utilize leverage of approximately 65% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, the Company will be compensated by the Fund for its asset management, property management, development and redevelopment services and may receive incentive payments if the Fund exceeds certain financial return benchmarks. Since its formation, the Fund has acquired ten multifamily residential properties, representing 2,323 apartment units with an aggregate purchase price of approximately $244 million, excluding redevelopment expenses, and disposed of one multifamily residential property, consisting of 500 apartment units at a gross sales price of approximately $69.0 million resulting in a net realized gain of approximately $5.7 million. In addition, three development land parcels, where approximately 612 apartment units are planned for construction, have been purchased by the Fund with a total estimated cost for the projects of approximately $122.3 million. As of December 31, 2002, the remaining commitments to fund these projects is approximately $85.6 million of which approximately $18.3 million is the Company's commitment.

The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes, commencing with the year ended December 31, 1994. The Company provides some of its fee based asset management and disposition services as well as third-party property management and leasing services through Essex Management Corporation ("EMC"), in order to maintain compliance with REIT tax rules. The Company owns 100% of EMC's 19,000 shares of nonvoting preferred stock. Executives of the Company own 100% of EMC's 1,000 shares of Common Stock.

Since the Company's initial public offering (the "IPO") in June 1994, the Company has acquired ownership interests in 100 multifamily residential properties, its headquarters building, three Southern California office buildings, five recreational vehicle parks, and two manufactured housing communities. With respect to the multifamily residential properties that the Company acquired, 14 are located in Northern California, 64 are located in Southern California, 15 are located in the Seattle Metropolitan Area, five are located in the Portland Metropolitan Area and two are located in other areas. In total, these acquisitions consist of 20,380 units with total capitalized acquisition costs of approximately $1,254.3 million. Additionally, since its IPO, the Company has developed and has ownership interests in nine multifamily development properties that have reached stabilized operations. These development properties consist of 1,944 units with total capitalized development costs of

$236.8 million. As part of its active portfolio management strategy, the Company has disposed of, since its IPO, twelve multifamily residential properties (six in Northern California, five in Southern California and one in the Pacific Northwest) consisting of a total of 2,014 units, six retail shopping centers in the Portland, Oregon metropolitan area and its former headquarters building located in Northern California at an aggregate gross sales price of approximately $259.5 million resulting in a net realized gain of approximately $53.8 million.

The Company (including the Fund's development communities) has ownership interests in and is developing six multifamily residential communities, with an aggregate of 1,518 multifamily units. In connection with these development projects, the Company has directly, or in some cases through its joint venture partners, entered into contractual construction related commitments with unrelated third parties and the total projected estimated cost for these projects is approximately $299.0 million. As of December 31, 2002, the remaining commitment to fund these projects is approximately $118.5 million, of which approximately $51.2 million is the Company's commitment.

Results of Operations

Comparison of Year Ended December 31, 2002 to Year Ended December 31, 2001

Average financial occupancy rates of the Company's multifamily "Same Store Properties" (properties consolidated by the Company for each of the years ended December 31, 2002 and 2001) decreased to 94.5% for the year ended December 31, 2002 from 94.7% for the year ended December 31, 2001. Financial occupancy is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual rental revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

The regional breakdown of financial occupancy for the Same Store Properties for the years ended December 31, 2002 and 2001 are as follows:

	Years ended December 31,	
	2002	2001
Southern California	94.7%	94.8%
Northern California	95.6%	95.4%
Pacific Northwest	93.1%	93.9%

Total Revenues decreased by $3,417,000 or by 1.7% to $200,122,000 in 2002 from $203,539,000 in 2001. The following table sets forth a breakdown of these revenue amounts, including the revenues attributable to the Same Store Properties.

	Number of Properties	Years Ended December 31, 2002	Years Ended December 31, 2001	Dollar Change	Percentage Change
		(dollars in thousands)			
Revenues					
Property revenues—					
Same Store Properties:					
Southern California	19	$ 56,244	$ 54,305	$ 1,939	3.6%
Northern California	14	49,829	56,943	(7,114)	(12.5)
Pacific Northwest	23	41,989	45,109	(3,120)	(6.9)
Total property revenues Same Store Properties	56	148,062	156,357	(8,295)	(5.3)
Property revenues—properties acquired subsequent to January 1, 2001 and disposed of in 2001(1)		29,203	25,030	4,173	16.7
Total property revenues		177,265	181,387	(4,122)	(2.3)
Interest and other income		22,857	22,152	705	3.2
Total revenues		$200,122	$203,539	$(3,417)	(1.7)%

(1) Also includes four office buildings, five recreational vehicle parks, two manufactured housing communities, redevelopment communities and development communities.

As set forth in the above table, the $3,417,000 net decrease in total revenues was the result of a decrease in property revenues from Same Store Properties, which was offset in part by $4,173,000 attributable to properties acquired or disposed of subsequent to January 1, 2001, four office buildings, five recreational vehicle parks, two manufactured housing communities, redevelopment communities and development communities. During this period, the Company acquired interests in 42 properties and achieved stabilized operations at one development community, (the "Acquisition Properties"), and disposed of three retail shopping centers and four multifamily properties (the "Disposition Properties").

Of the net decrease in total revenues, $8,295,000 was mainly attributable to a decrease in property revenues from the Same Store Properties. Property revenues from the Same Store Properties decreased by 5.3% to $148,062,000 in 2002 from $156,357,000 in 2001. The majority of this decrease was attributable to the 14 Same Store Properties located in Northern California and the 23 Same Store Properties located in the Pacific Northwest. The property revenues of the Same Store Properties in Northern California decreased by $7,114,000 or 12.5% to $49,829,000 in 2002 from $56,943,000 in 2001. The decrease in Northern California is primarily attributable to rental rate decreases offset by an increase in average financial occupancy to 95.6% in 2002 from 95.4% in 2001. The property revenues of the Same Store Properties in the Pacific Northwest decreased by $3,120,000 or 6.9% to $41,989,000 in 2002 from $45,109,000 in 2001. The $3,120,000 decrease in the Pacific Northwest is primarily attributable to rental rate decreases and a decrease in average financial occupancy to 93.1% in 2002 from 93.9% in 2001. The 19 multifamily residential properties located in Southern California partially offset the net decrease in total revenues. The property revenues of these properties increased by $1,939,000 or 3.6% to $56,244,000 in 2002 from $54,305,000 in 2001. The $1,939,000 increase is primarily attributable to rental rate increases, which were and offset by a slight decrease in average financial occupancy to 94.7% in 2002 from 94.8% in 2001.

Interest and other income increased by $705,000 or 3.2% to $22,857,000 in 2002 from $22,152,000 in 2001. The increase of $705,000 primarily relates to the equity in income from the gain on sale of co-investment assets and additional fee income earned in connection with the sale of co-investment assets.

Total Expenses decreased by $3,689,000 or approximately 2.7% to $131,404,000 in 2002 from $135,093,000 in 2001. This decrease was attributable to a decrease in interest expense, which decreased by $3,734,000 or 9.6% to $35,012,000 in 2002 from $38,746,000 in 2001, a decrease in maintenance and repairs expense, which decreased by $1,471,000 or 11.8% to $10,971,000 in 2002 from $12,442,000 in 2001, offset by an increase in insurance expense of $919,000 or 80.9% to $2,055,000 in 2002 from $1,136,000 in 2001. The interest expense decrease was primarily due to declining interest rates The increase in insurance expense is due to the current conditions in the insurance industry resulting in higher premiums. General and administrative expenses represent the costs of the Company's various acquisition and administrative departments as well as partnership administration and non-operating expenses. Such expenses decreased by $1,207,000 or 16.1% to $6,291,000 in 2002 from $7,498,000 in 2001. This decrease is largely due to a reduction in incentive compensation expense as compared to 2001.

Discontinued Operations increased by $7,653,000 to $8,286,000 in 2002 from $633,000 in 2001. This is due to the gain on sale of Tara Village in 2002 of $8,061,000, partially offset by a reduction in operating income from such property due to its sale in 2002.

Minority interests decreased by $192,000 or 0.8% to $24,130,000 in 2002 from $24,322,000 in 2001. This is primarily due to the decrease in net income of the Operating Partnership.

Net income increased by $4,329,000 or 8.9% to $52,874,000 in 2002 from $48,545,000 in 2001. The increase in net income is mainly attributable to the factors noted above and the gain on sale of real estate of $8,061,000 recognized in 2002 as compared to the gain on sale of real estate of $3,788,000 recognized in 2001.

Comparison of Year Ended December 31, 2001 to Year Ended December 31, 2000

Average financial occupancy rates of the Company's multifamily "2001/2000 Same Store Properties" (properties consolidated by the Company for each of the years ended December 31, 2001 and 2000) decreased to 95.1% for the year ended December 31, 2001 from 96.8% for the year ended December 31, 2000. Financial occupancy is defined as the percentage resulting from dividing actual rental revenue by total possible rental revenue. Actual rental revenue represents contractual rental revenue pursuant to leases without considering delinquency and concessions. Total possible rental revenue represents the value of all apartment units, with occupied units valued at contractual rental rates pursuant to leases and vacant units valued at estimated market rents. We believe that financial occupancy is a meaningful measure of occupancy because it considers the value of each vacant unit at its estimated market rate. Financial occupancy may not completely reflect short-term trends in physical occupancy and financial occupancy rates as disclosed by other REITs may not be comparable to our calculation of financial occupancy.

The regional breakdown of financial occupancy for the 2001/2000 Same Store Properties for the years ended December 31, 2001 and 2000 are as follows:

	Years ended December 31,	
	2001	**2000**
Southern California	95.1%	96.2%
Northern California	95.4%	98.0%
Pacific Northwest	94.5%	95.9%

Total Revenues increased by $26,683,000 or 15.1% to $205,539,000 in 2001 from $176,856,000 in 2000. The following table sets forth a breakdown of these revenue amounts, including the revenues attributable to the 2001/2000 Same Store Properties.

	Number of Properties	Years Ended December 31, 2001	2000	Dollar Change	Percentage Change
		(dollars in thousands)			
Revenues					
Property revenues—					
Same Store Properties:					
Southern California	14	$ 56,646	$ 52,814	$ 3,832	7.3%
Northern California	15	43,338	41,095	2,243	5.5
Pacific Northwest	19	35,743	35,122	621	1.8
Total property revenues Same Store Properties	48	135,727	129,031	6,696	5.2
Property revenues—properties acquired/disposed of subsequent to January 1, 2000(1)		45,660	36,856	8,804	23.9
Total property revenues		181,387	165,887	15,500	9.3
Interest and other income		22,152	10,969	11,183	102.0
Total revenues		$203,539	$176,856	$26,683	15.1%

(1) Also includes two office buildings, redevelopment communities and development communities.

As set forth in the above table, $8,804,000 of the $26,683,000 net increase in total revenues is attributable to properties acquired or disposed of subsequent to January 1, 2000, the two commercial properties, redevelopment communities and development communities. During this period, the Company acquired interests in 20 properties and achieved stabilized operations at six development communities, (the "Acquisition Properties"), and disposed of three retail shopping centers (the "Disposition Properties").

Of the increase in total revenues, $6,696,000 is attributable to increases in property revenues from the 2001/2000 Same Store Properties. Property revenues from the 2001/2000 Same Store Properties increased by approximately 5.2% to $135,727,000 in 2001 from $129,031,000 in 2000. A significant portion of this increase was attributable to the 14 multifamily 2001/2000 Same Store Properties located in Southern California; the property revenues of these properties increased by $3,832,000 or 7.3% to $56,646,000 in 2001 from $52,814,000 in 2000. This $3,832,000 increase is primarily attributable to rental rate increases, which were offset by a decrease in average financial occupancy to 95.1% in 2001 from 96.2% in 2000. The 15 multifamily 2001/2000 Same Store Properties located in Northern California accounted for the next largest contribution to the Same Store Properties revenues increased. The property revenues of these properties increased by $2,243,000 or 5.5% to $43,338,000 in 2001 from $41,095,000 in 2000. This $2,243,000 increase is primarily attributable to rental rate increases, which were offset by a decrease in average financial occupancy to 95.4% in 2001 from 98.0% in 2000. The 19 multifamily 2001/2000 Same Store Properties located in the Pacific Northwest accounted for the next largest contribution to the 2001/2000 Same Store Properties revenues increase. The property revenues of these properties increased by $621,000 or 1.8% to $35,743,000 in 2001 from $35,122,000 in 2000. This $621,000 increase is attributable to rental rate increases, which were offset by a decrease in average financial occupancy to 94.5% in 2001 from 95.9% in 2000.

The increase in total revenue also reflected an increase of $11,183,000 attributable to interest and other income, which primarily relates to income and fees earned on the Company's investments in joint ventures and interest income earned on outstanding notes receivable and cash balances.

Total expenses increased by $21,815,000 or approximately 19.3% to $135,093,000 in 2001 from $113,278,000 in 2000. The most significant factor contributing to this increase was the growth in the Company's multifamily portfolio from 83 properties (18,673 units) at January 1, 2001 to 92 properties (20,762 units) at December 31, 2001. Interest expense increased by $8,702,000 or 29.0% to $38,746,000 in 2001 from $30,044,000 in 2000. Such interest expense increase was primarily due to the net addition of mortgage debt in connection with property acquisitions and investments. Property operating expenses, exclusive of depreciation and amortization, increased by $6,186,000 or 13.4% to $52,277,000 in 2001 from $46,091,000 in 2000. Of such increase, $4,624,000 is attributable to properties acquired or disposed of subsequent to January 1, 2000, and the balance is attributable to an increase in operating expenses for the 2001/2000 Same Store Properties. Property operating expenses, exclusive of depreciation and amortization, as a percentage of property revenues were 28.8% for 2001 and 27.8% for 2000. Depreciation and amortization increased by $5,473,000 or approximately 18.0% to $35,915,000 in 2001 from $30,442,000 in 2000, primarily due to the acquisition of assets. General and administrative expenses represent the costs of the Company's various acquisition and administrative departments as well as corporate and partnership administration and nonoperating expenses. Such expenses increased by $1,436,000 in 2001 from the amount incurred in 2000. This increase is largely due to additional staffing requirements resulting from the growth of the Company. General and administrative expenses as a percentage of total revenues were 3.7% for 2001 and 3.4% for 2000.

Minority interests increased by $636,000 or 2.7% to $24,322,000 in 2001 from $23,686,000 in 2000. This is primarily due to the increase in net income of the Company.

Net income increased by $4,192,000 to $48,545,000 in 2001 from $44,353,000 in 2000. Net income for 2001 included a gain on sales of real estate of $3,788,000 as compared with $4,022,000 in 2000. Net operating income of the Acquisition Properties and the increase in net operating income from the Same Store Properties represent the largest contributions to the increase in net income.

Liquidity and Capital Resources Including Non-consolidated Investments

At December 31, 2002, the Company had $8,562,000 of unrestricted cash and cash equivalents. The Company expects to meet its short-term liquidity requirements by using its working capital, cash generated from operations, and amounts available under lines of credit or other financings. The Company believes that its current net cash flows will be adequate to meet operating requirements and to provide for payment of dividends by the Company in accordance with REIT qualification requirements. The Company expects to meet its long-term liquidity requirements relating to property acquisitions and development (beyond the next 12 months) and balloon debt maturities by using a combination of some or all of the following sources: working capital, amounts available on lines of credit, net proceeds from public and private debt and equity issuances, and proceeds from the disposition of properties that may be sold from time to time. There can, however, be no assurance that the Company will have access to the debt and equity markets in a timely fashion to meet such future funding requirements or that future working capital and borrowings under the lines of credit will be available, or if available, will be sufficient to meet the Company's requirements or that the Company will be able to dispose of properties in a timely manner and under terms and conditions that the Company deems acceptable.

The Company has two outstanding unsecured lines of credit for an aggregate amount of $195,000,000. The first line, in the amount of $165,000,000, matures in May 2004, with an option to extend it for one year thereafter. Outstanding balances under this line of credit bear interest at a rate, which uses a tiered rate structure tied to the Company's corporate ratings, if any, and leverage rating, which has been priced at LIBOR plus 1.10% during 2002 and LIBOR plus 1.15% during 2001. At December 31, 2002 the Company had $96,500,000 outstanding on this line of credit. A second line of credit in the amount of $30,000,000 matures in December 2003. Outstanding balances, if any, on this second line bear interest based on a tiered rate structure currently at LIBOR plus 1.10%. At December 31, 2002 the Company had $30,000,000 outstanding on this line of credit. At December 31, 2002, these lines of credit bore interest rates of approximately 2.6%. The credit agreements contain debt covenants related to limitations on indebtedness and liabilities, maintenance of minimum levels of consolidated earnings before depreciation, interest and amortization and maintenance of minimum tangible net worth. In addition, the Fund, the investment fund managed by the Company, has an unsecured line of credit for an aggregate amount of $125,000,000. This line matures in December 2003. The line bears interest at LIBOR plus 0.875%. As of December 31 2002, the line had an outstanding balance of $86,399,000. The line provides for debt covenants relating to limitations on mortgage indebtedness.

In addition to the Company's unsecured lines of credit, the Company had $677,563,000 of secured indebtedness at December 31, 2002. Such indebtedness consisted of $618,143,000 in fixed rate debt with interest rates varying from 5.5% to 8.2% and maturity dates ranging from 2003 to 2026. The indebtedness also includes $59,420,000 of tax exempt variable rate demand bonds with interest rates paid during 2002 ranging from approximately 4.5% to 5.5% and maturity dates ranging from 2020 to 2026. The tax-exempt variable rate demand bonds are capped at interest rates ranging from 7.1% to 7.3%.

The Company's unrestricted cash balance increased by $2,122,000 from $6,440,000 as of December 31, 2001 to $8,562,000 as of December 31, 2002. The Company generated $85,730,000 in cash from operating activities, used $85,718,000 cash in investing activities and generated $2,110,000 in cash from financing activities. Of the $85,718,000 net cash used in investing activities, $44,864,000 was received as repayments of notes from investees, other related parties and other receivables, and $41,221,000 was received as net distributions from investments in corporations and limited partnerships. These proceeds were offset by $51,917,000 used to fund real estate under development and $96,637,000 used in the acquisition of the Sachs' Portfolio. The $2,110,000 net cash provided by financing activities was primarily a result of $221,640,000 of proceeds from mortgages and other notes payable offset by $120,877,000 of repayments of mortgages and other notes payable and lines of credit, $55,603,000 of dividends paid, $25,184,000 of distributions to minority interest partners and $19,715,000 in shares repurchased by Operating Partnership.

Non-revenue generating capital expenditures are improvements and upgrades that extend the useful life of the property and are not related to preparing a multifamily property unit to be rented to a tenant. For the year ended December 31, 2002, non-revenue generating capital expenditures totaled approximately $354 per weighted average occupancy unit. The Company expects to incur approximately $360 per weighted average occupancy unit in non-revenue generating capital expenditures for the year ended December 31, 2003. These expenditures do not include the improvements required in connection with the origination of mortgage loans, expenditures for acquisition properties' renovations and improvements, which are expected to generate additional revenue, and renovation expenditures required pursuant to tax-exempt bond financings. The Company expects that cash from operations and/or its lines of credit will fund such expenditures. However, there can be no assurance that the actual expenditures incurred during 2003 and/or the funding thereof will not be significantly different than the Company's current expectations.

The Company is currently developing six multifamily residential projects, with an aggregate of 1,518 multifamily units. Such projects involve certain risks inherent in real estate development. See "Other Matters/ Risk Factors—Risks that Development Activities Will be Delayed or Not Completed and/or Fail to Achieve Expected Results" in Item 1 of this Annual Report on Form 10-K for the year ended December 31, 2002. In connection with these development projects, the Company has directly, or in some cases through its joint venture partners entered into contractual construction related commitments with unrelated third parties and the total projected estimated cost for these projects is approximately $299,000,000. As of December 31, 2002, the remaining commitment to fund these development projects is approximately $118,500,000, of which approximately $51,200,000 is the Company's commitment. The Company expects to fund such commitments by using a combination of some or all of the following sources: its working capital, amounts available on its lines of credit, net proceeds from public and private equity and debt issuances, and proceeds from the disposition of properties, if any.

On December 17, 2002, the Company acquired, by merger, John M. Sachs, Inc. ("Sachs Portfolio") resulting in the acquisition of its real estate portfolio, which consists of 20 multifamily properties, five recreational vehicle parks, two manufactured housing communities and two small office buildings. The cost of the transaction was $306.7 million and was structured as a tax-free reorganization whereby the Company: (i) issued 2,719,875 shares of its common stock valued at $136.8 million, (ii) assumed mortgages on four of the newly acquired properties for approximately $64.6 million with a fixed interest rate of 5.51%, maturing in January 2013, (iii) assumed and repaid unsecured liabilities in the amount of approximately $33 million, and (iv) paid the balance in cash of $72.2 million. The cash portion was funded through four new non-recourse mortgages on four previously unencumbered properties, with a weighted average interest rate of 5.64%, maturing in January 2013 and draws upon new and existing lines of credit. The Company accounted for this transaction using the purchase method of accounting; which resulted in the allocation of the purchase price to the assets and liabilities acquired based on their fair values. The fair value of assets and liabilities were based on management's evaluation. No goodwill was recognized in connection with this purchase. The Company's results of operations for the period December 17, 2002 through December 31, 2002 included the Sachs Portfolio.

Pursuant to existing shelf registration statements, the Company has the capacity to issue up to $342,000,000 of equity securities and the Operating Partnership has the capacity to issue up to $250,000,000 of debt securities.

The Company pays quarterly dividends from cash available for distribution. Until it is distributed, cash available for distribution is invested by the Company primarily in short-term investment grade securities or is used by the Company to reduce balances outstanding under its line of credit.

Essex Apartment Value Fund, L.P. (the "Fund"), is an investment fund managed organized by the Company in 2001. The Fund will be, subject to specific exceptions, the Company's exclusive investment vehicle for new investments until the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. The Fund has total capital commitments of $250 million and is expected to utilize leverage of approximately 65% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, Essex will be compensated by the Fund for its asset management, property management, development and redevelopment services and may receive incentive distributions if the Fund exceeds certain financial return benchmarks. The Company's remaining unfunded capital commitment as of December 31, 2002 is approximately $42.3 million.

In May 2001, the Company's Board of Directors authorized the Operating Partnership to purchase from time to time shares of the Company's Common Stock, in an amount up to $50,000,000, at a price not to exceed $48.00 per share in the open market or through negotiated or block transactions. The timing of any repurchase will depend on the market price and other market conditions and factors. Essex expects to use working capital or proceeds from the sale of properties to provide funds for this program. The purpose of the program is to acquire stock related to real estate transactions involving the issuance of partnership units in the Operating Partnership and similar interests. This program supersedes its common stock repurchase plan as announced on March 25, 1999. In October 2001, March 2002 and July 2002 the Operating Partnership acquired 100,700, 10,500 and 400,000 shares of the Company's outstanding Common Stock, respectively. The weighted average exercise price paid for these repurchase was approximately $48.00 per share. Pursuant to these acquisitions, since May 2001 and through December 2002, the Operating Partnership has purchased $24,536,000 of the $50,000,000 aggregate amount authorized for repurchase by the Board of Directors. The amount paid for the shares is reflected as a reduction of the common stock and additional-paid-in-capital in the Company's consolidated balance sheets.

The Company invests in joint ventures, which generally involve single multifamily property acquisitions. The Company accounts for these investments under the equity or consolidation methods of accounting based on the voting control it exercises through its ownership interests in these affiliates. Under the equity method of accounting, the investment is carried at the cost of assets contributed or distributed, plus the Company's equity in undistributed earnings or losses since its initial investment. The individual assets, liabilities, revenues and expenses of the joint venture are not recorded in the Company's consolidated financial statements.

At December 31, 2002 and 2001, the Company did not have any other relationship with unconsolidated entities or financial partnership, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, the Company is not materially exposed to any financing, liquidity, market or credit risk that could arise if the Company had engaged in such relationships.

Included in the Company's investments accounted for under the equity method investments are limited partnership interests in 17 partnerships (Down REIT entities), which collectively own ten multifamily properties, comprised of 1,831 units. These investments were made under arrangements whereby Essex Management Corporation (EMC) became the general partner, the Operating Partnership became a special minority interest limited partner, and the other limited partners were granted rights of redemption for their interests. Such partners can request to be redeemed and the Company can elect to redeem their rights for cash or by issuing shares of its common stock on a one share per unit basis. Conversion values will be based on the market value of the Company's common stock at the time of redemption multiplied by the number of units stipulated under the above arrangements. The other limited partners receive distributions based on the Company's current dividend rate times the number of redemption shares. At December 31, 2002, the maximum number of shares that could be required to meet redemption of these Down REIT entities is 1,474,515. The equity in income or loss reported by the Company under the equity method of accounting for these down REIT entities is the net income of these down REIT entities as reduced by the income allocated to the other limited partners which is equal to the distributions they received.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and other commitments at December 31, 2002, and the effect such obligations could have on our liquidity and cash flow in future periods:

	Less Than 1 Year	2-3 Years	4-5 Years	Over 5 Years	Total
			(In thousands)		
Mortgage notes payable	$ 25,584	$ 49,168	$83,688	$519,123	$677,563
Lines of credit	30,000	96,500	—	—	126,500
Development commitments(1)	51,200	—	—	—	51,200
Essex Apartment Value Fund, L.P. capital commitment	42,270	—	—	—	42,270
Guarantees	4,400	—	—	—	4,400
	$153,454	$145,668	$83,688	$519,123	$901,933

(1) $35,800 of these commitments relate to hard contracts as of December 31, 2002.

New Accounting Pronouncements

In June 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations." Under FAS 143, the fair value of a liability for an asset retirement obligation must be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. FAS 143 is effective for fiscal years beginning after June 15, 2002. The Company does not believe that FAS 143 will have a material impact on their financial position or results of operations.

In April 2002, the FASB issued FAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FAS Statement No. 13, and Technical Correction." FAS 145 eliminates the presumption that all early extinguishments of debt are to be reported as extraordinary items, and amends other existing authoritative pronouncements to make various technical corrections, clarifies meanings, or describes their applicability under changed conditions. The provisions of FAS 145 are effective for the Company with the beginning of fiscal year

2003. Debt extinguishments reported as extraordinary items prior to scheduled adoption of FAS 145 would be reclassified in most cases following adoption. The Company does not anticipate the reclassification of previously recognized extraordinary losses to have a significant impact on their results of operations.

In July 2002, the FASB issued FAS 146, "Accounting For Costs Associated With Exit Or Disposal Activities." FAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. Under FAS 146, a commitment to an exit or disposal plan no longer will be a sufficient basis for recording a liability for those activities. The provisions of FAS 146 are effective for the Company with the beginning of fiscal year 2003. The Company does not anticipate a significant impact on their financial position or results of operations from adopting FAS 146.

In December 2002, the FASB issued FAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123." FAS 148 amends FAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The other provisions of FAS 148 are effective for the Company with the beginning of fiscal year 2003. We do not plan to change our method of accounting for stock options, therefore the adoption of the remaining provisions of FAS 148 will not have an impact on our financial position or results of operations.

In November 2002, the FASB approved for issuance FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, the FASB approved for issuance FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The disclosure requirements of FIN 46 are effective for all financial statements initially issued after January 31, 2003. It is possible that certain of the entities through which and with which the Company conducts business, including those described in Notes 3(b) and 5 to the accompanying consolidated financial statements will be deemed to be Variable Interest Entities (VIEs) under the provisions of FIN 46. The total assets and liabilities of such entities were approximately $81,228,000 and $79,458,000 at December 31, 2002. The Company's maximum exposure to loss would be equal to its investments in these arrangements, plus the related debt guarantees, which totaled $29,239,000 as of December 31, 2002. The disclosures provided reflect management's understanding and analysis of FIN 46 based upon information currently available. The evaluation of the Company's various arrangements is ongoing and is subject to change in the event additional interpretive guidance is provided by the Financial Accounting Standards Board or others.

Potential Factors Affecting Future Operating Results

Many factors affect the Company's actual financial performance and may cause the Company's future results to be different from past performance or trends. These factors include:

Economic Environment

Both the national economy and the economies of the western states in which the Company owns, manages and develops properties have been and continue to be in a recession. This has resulted in reduced occupancy rates, increased concessions and reductions in market rental rates.

The Company's property type and diverse geographic locations provide some degree of risk moderation but are not immune to a prolonged down cycle in the real estate markets in which the Company operates. Although the Company believes it is well positioned to meet the challenges ahead, it is possible that further reductions in occupancy and market rental rates will result in reduction of rental revenues, operating income, cash flows, and the market value of the Company's shares. A prolonged recession could also affect the Company's ability to obtain financing at acceptable rates of interest and to access funds from the disposition of properties at acceptable disposition prices.

Interest Rate Fluctuations

The Company monitors changes in interest rates and believes that it is well positioned from both a liquidity and interest rate risk perspective. However, current interest rates are at historic lows and potentially could increase rapidly to levels more in line with recent historic levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense on the Company's variable interest rate debt (see Item 7A and Notes 7 and 8 to consolidated financial statements). The effect of prolonged interest rate increases could negatively impact the Company's ability to make acquisitions and develop properties at economic returns on investment and the Company's ability to refinance existing borrowings at acceptable rates.

Inflation

Inflationary increases would likely have a negative effect on property operating results and such increases may be at a greater rate than property rental rates. The Company believes it effectively manages its property and other expenses, but realizes that higher annual rates of inflation could result in increases to operating expense.

Funds from Operations

Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, Funds from Operations adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers Funds from Operations to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the performance of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

The following table sets forth the Company's calculation of Funds from Operations for 2002, 2001 and 2000.

	For the year ended 12/31/02	For the quarter ended			
		12/31/02	09/30/02	06/30/02	03/31/02
Income from continuing operations before gain on sale of real estate, minority interests, discontinued operations and extraordinary item	$ 68,718,000	$15,422,000	$16,578,000	$19,510,000	$17,208,000
Adjustments:					
Gain on sale of co-investment activities, net(1)	(1,408,000)	—	(19,000)	(1,389,000)	—
Depreciation and amortization	37,042,000	9,813,000	9,129,000	9,114,000	8,986,000
Depreciation and amortization—unconsolidated co-investments	8,246,000	2,354,000	2,170,000	1,891,000	1,831,000
Minority interests	(18,426,000)	(4,609,000)	(4,607,000)	(4,618,000)	(4,592,000)
Income from discontinued operations	225,000	—	—	69,000	156,000
Depreciation—discontinued operations	191,000	—	—	95,000	96,000
Funds from Operations	$ 94,588,000	$22,980,000	$23,251,000	$24,672,000	$23,685,000
Weighted average number of shares outstanding diluted(1)	21,007,502	21,142,452	21,829,211	21,115,264	21,006,678

	For the year ended 12/31/01	For the quarter ended			
		12/31/01	09/30/01	06/30/01	03/31/01
Income from continuing operations before gain on sale of real estate, minority interests, discontinued operations and extraordinary item	$ 68,447,000	$16,938,000	$17,392,000	$17,362,000	$16,755,000
Adjustments:					
Depreciation and amortization	35,915,000	9,250,000	9,102,000	8,833,000	8,730,000
Depreciation and amortization—unconsolidated co-investments	5,340,000	1,693,000	1,201,000	1,201,000	1,245,000
Minority interests(1)	(18,437,000)	(4,678,000)	(4,582,000)	(4,583,000)	(4,594,000)
Income from discontinued operations	633,000	189,000	141,000	156,000	147,000
Depreciation—discontinued operations	379,000	95,000	95,000	94,000	95,000
Funds from Operations	$ 92,277,000	$23,487,000	$23,349,000	$23,063,000	$22,378,000
Weighted average number of shares outstanding diluted(1)	21,004,707	21,026,883	21,093,631	21,034,366	20,922,186

	For the year ended 12/31/00	For the quarter ended			
		12/31/00	09/30/00	06/30/00	03/31/00
Income from continuing operations before gain on sale of real estate, minority interests, discontinued operations and extraordinary item	$ 63,579,000	$16,961,000	$15,754,000	$16,072,000	$14,792,000
Adjustments:					
Depreciation and amortization	30,441,000	8,376,000	8,600,000	6,874,000	6,591,000
Depreciation and amortization—unconsolidated co-investments	4,540,000	1,245,000	1,232,000	1,054,000	1,009,000
Minority interests(1)	(18,667,000)	(4,609,000)	(4,582,000)	(4,763,000)	(4,713,000)
Income from discontinued operations	558,000	138,000	172,000	131,000	117,000
Depreciation—discontinued operations	324,000	83,000	89,000	76,000	76,000
Funds from Operations	$ 80,775,000	$22,194,000	$21,265,000	$19,444,000	$17,872,000
Weighted average number of shares outstanding diluted(1)	20,731,148	20,951,690	20,891,729	20,708,639	20,578,898

	For the year ended 12/31/02	For the quarter ended			
		12/31/02	09/30/02	06/30/02	03/31/02
Cash flow provided by (used in):					
Operating activities	$ 85,730	$ 17,838	$ 22,533	$ 18,608	$ 26,751
Investing activities	(85,718)	(48,503)	(4,448)	(16,519)	(16,248)
Financing activities	2,110	37,080	(24,602)	(293)	(10,075)

	For the year ended 12/31/01	For the quarter ended			
		12/31/01	09/30/01	06/30/01	03/31/01
Cash flow provided by (used in):					
Operating activities	$ 98,871	$ 17,500	$ 31,066	$ 27,428	$ 22,877
Investing activities	(63,808)	33,940	(25,203)	(79,010)	6,465
Financing activities	(35,223)	(57,341)	(6,188)	52,421	(24,115)

	For the year ended 12/31/00	For the quarter ended			
		12/31/00	09/30/00	06/30/00	03/31/00
Cash flow provided by (used in):					
Operating activities	$ 92,164	$ 24,663	$ 31,106	$ 14,363	$ 22,032
Investing activities	(181,600)	(48,420)	(83,191)	(64,782)	14,793
Financing activities	83,688	23,633	53,572	32,570	(26,087)

(1) Assumes conversion of all dilutive outstanding operating partnership interests in the Operating Partnership and dilutive Convertible Preferred Stock, Series 1996A into shares of the Company's Common Stock. Minority interests have been adjusted to reflect such conversion.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to interest rate changes primarily as a result of its line of credit and long-term debt used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives the Company borrows primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate its interest rate risk on a related financial instrument. The Company does not enter into derivative or interest rate transactions for speculative purposes.

The Company's interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts and weighted average interest rates by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes.

	For the Years Ended December 31							
(In thousands)	2003	2004	2005	2006	2007	Thereafter	Total	Fair value
Fixed rate debt	$25,584	$ 8,094	$41,074	$20,474	$63,214	$459,703	$618,143	$576,894
Average interest rate	7.0%	6.9%	6.9%	6.9%	6.9%	6.8%		
Variable rate LIBOR debt	$30,000	$96,500	$ —	$ —	$ —	$ 59,420(1)	$185,920	$185,920
Average interest rate	2.60%	2.60%	—	—	—	5.10%		

(1) Capped at interest rates ranging from 7.1% to 7.3%

The table incorporates only those exposures that exist as of December 31, 2002; it does not consider those exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss, with respect to interest rate fluctuations, would depend on the exposures that arise during the period, our hedging strategies at the time, and interest rates.

Item 8. Financial Statements and Supplemental Data

The response to this item is submitted as a separate section of this Form 10-K. See Item 15.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2003.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2003.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information required by Item 12 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2003.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference from the Company's definitive proxy statement for its annual stockholders' meeting to be held on May 13, 2003.

Item 14. Controls and Procedures

The Company's principal executive officer and chief financial officer, based on their evaluation within 90 days of the filing date of this Form 10-K, have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934 (the "Exchange Act")) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. There have been no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date we carried out our evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 15. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(A) Financial Statements

(3) See the Exhibit Index immediately following the signature page and certifications for a list of exhibits filed or incorporated by reference as part of this report.

(B) Reports on Form 8-K

On December 19, 2002 the Company filed a Current Report on Form 8-K to announce that it has acquired, by merger, John M. Sachs, Inc.—a private real estate owner based in San Diego, California.

On December 23, 2002 the Company filed a Current Report on Form 8-K regarding its acquisition, by merger of John M. Sachs, Inc.—a private real estate owner based in San Diego, California.

(C) Exhibits

The Company hereby files, as exhibits to this Form 10-K, those exhibits listed on the Exhibit Index referenced in Item 15(A)(3) above.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Consolidated Financial Statements and Financial Statement Schedule

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

Independent Auditors' Report

The Board of Directors
Essex Property Trust, Inc.:

We have audited the accompanying consolidated balance sheets of Essex Property Trust, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement schedule of Real Estate and Accumulated Depreciation. These consolidated financial statements and the financial statement schedule are the responsibility of the management of Essex Property Trust, Inc. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Essex Property Trust, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule when considered in relation to the consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

San Francisco, California
February 5, 2003

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001
(Dollars in thousands, except per share amounts)

	2002	2001
ASSETS		
Real estate:		
Rental properties:		
Land and land improvements	$ 368,712	$ 291,913
Buildings and improvements	1,147,244	883,287
	1,515,956	1,175,200
Less accumulated depreciation	(191,821)	(156,269)
	1,324,135	1,018,931
Investments	61,212	95,460
Real estate under development	143,756	93,256
	1,529,103	1,207,647
Cash and cash equivalents—unrestricted	8,562	6,440
Cash and cash equivalents—restricted cash	9,265	17,163
Notes receivable from investees and other related parties	24,081	56,014
Notes and other receivables	31,318	29,771
Prepaid expenses and other assets	11,133	6,699
Deferred charges, net	6,272	5,724
Total assets	$1,619,734	$1,329,458
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgage notes payable	$ 677,563	$ 564,201
Lines of credit	126,500	74,459
Accounts payable and accrued liabilities	35,791	29,577
Dividends payable	17,879	16,559
Other liabilities	8,157	6,583
Total liabilities	865,890	691,379
Minority interests	262,530	256,405
Stockholders' equity:		
Common stock; $0.0001 par value, 656,682,178 and 656,682,178 shares authorized; 20,983,193 and 18,428,295 shares issued and outstanding	2	2
Cumulative redeemable preferred stock; $0.0001 par value, no shares issued and outstanding	—	—
7.875% Series B, 2,000,000 shares authorized	—	—
9.125% Series C, 500,000 shares authorized	—	—
9.30% Series D, 2,000,000 shares authorized	—	—
9.25% Series E, 2,200,000 shares authorized	—	—
Excess stock; $0.0001 par value; 330,000,000 shares authorized; no shares issued or outstanding	—	—
Additional paid-in capital	535,125	421,592
Distributions in excess of accumulated earnings	(43,813)	(39,920)
Total stockholders' equity	491,314	381,674
Commitments and contingencies		
Total liabilities and stockholders' equity	$1,619,734	$1,329,458

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2002, 2001 and 2000
(Dollars in thousands, except per share amounts)

	2002	2001	2000
Revenues:			
Rental	$ 171,909	$ 175,894	$ 161,097
Other property	5,356	5,493	4,790
Total property revenues	177,265	181,387	165,887
Interest and other	22,857	22,152	10,969
Total revenues	200,122	203,539	176,856
Expenses:			
Property operating expenses:			
Maintenance and repairs	10,971	12,442	9,966
Real estate taxes	12,707	12,151	11,211
Utilities	8,826	8,620	8,209
Administrative	14,963	15,087	13,546
Advertising	2,932	2,841	2,187
Insurance	2,055	1,136	972
Depreciation and amortization	37,042	35,915	30,442
Total property operating expenses	89,496	88,192	76,533
Interest	35,012	38,746	30,044
Amortization of deferred financing costs	605	657	639
General and administrative	6,291	7,498	6,062
Total expenses	131,404	135,093	113,278
Income from continuing operations before gain on sale of real estate, minority interests, discontinued operations and extraordinary items	68,718	68,446	63,578
Gain on the sales of real estate	—	3,788	4,022
Minority interests	(24,130)	(24,322)	(23,686)
Income from continuing operations	44,588	47,912	43,914
Discontinued operations (net of minority interests):			
Operating income from real estate sold	225	633	558
Gain on sale of real estate	8,061	—	—
Income from discontinued operations	8,286	633	558
Extraordinary loss on early extinguishment of debt	—	—	(119)
Net income	52,874	48,545	44,353
Preferred stock dividends	—	—	(246)
Net income available to common stockholders	$ 52,874	$ 48,545	$ 44,107
Per share data:			
Basic:			
Income from continuing operations available to common stockholders	$ 2.41	$ 2.60	$ 2.40
Income from discontinued operations	0.44	0.03	0.03
Extraordinary item—debt extinguishment	—	—	(0.01)
Net income	$ 2.85	$ 2.63	$ 2.42
Weighted average number of shares outstanding during the year	18,530,424	18,451,935	18,233,752
Diluted:			
Income from continuing operations available to common stockholders	$ 2.38	$ 2.56	$ 2.35
Income from discontinued operations	0.44	0.03	0.03
Extraordinary item—debt extinguishment	—	—	(0.01)
Net income	$ 2.82	$ 2.59	$ 2.37
Weighted average number of shares outstanding during the year	18,725,653	18,768,216	18,657,636

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

Years ended December 31, 2002, 2001 and 2000
(Dollars and shares in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Distributions in excess of Accumulated Earnings	Total
	Shares	Amount	Shares	Amount			
Balances, December 31, 1999	185	$ 1	18,050	$ 2	$425,089	$(37,399)	$387,693
Shares issued from conversion of convertible preferred stock	(185)	(1)	211	—	—	—	(1)
Net proceeds from options exercised	—	—	156	—	3,344	—	3,344
Net income	—	—	—	—	—	44,353	44,353
Dividends declared	—	—	—	—	—	(43,714)	(43,714)
Balances, December 31, 2000	—	—	18,417	2	428,433	(36,760)	391,675
Shares purchased by Operating Partnership	—	—	(101)	—	(4,822)	—	(4,822)
Net proceeds from options exercised	—	—	112	—	2,906	—	2,906
Reallocation of minority interest	—	—	—	—	(4,925)	—	(4,925)
Net income	—	—	—	—	—	48,545	48,545
Dividends declared	—	—	—	—	—	(51,705)	(51,705)
Balances, December 31, 2001	—	—	18,428	2	421,592	(39,920)	381,674
Shares purchased by Operating Partnership	—	—	(411)	—	(19,715)	—	(19,715)
Net proceeds from options exercised	—	—	246	—	3,376	—	3,376
Issuance of common stock	—	—	2,720	—	136,809	—	136,809
Reallocation of minority interest	—	—	—	—	(6,937)	—	(6,937)
Net income	—	—	—	—	—	52,874	52,874
Dividends declared	—	—	—	—	—	(56,767)	(56,767)
Balances, December 31, 2002	—	$—	20,983	$ 2	$535,125	$(43,813)	$491,314

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000
(Dollars in thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 52,874	$ 48,545	$ 44,353
Minority interests	24,158	24,399	23,750
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on the sales of real estate	(8,061)	(3,788)	(4,022)
The Company's share of gain on the sales of co-investment assets	(1,391)	—	—
Equity in income of limited partnerships	(6,185)	(3,854)	(1,333)
Loss on early extinguishment of debt	—	—	119
Depreciation and amortization	37,236	36,295	30,765
Amortization of deferred financing costs	605	657	639
Changes in operating assets and liabilities, net of effects of Sachs merger in 2002:			
Other receivables	—	—	(944)
Prepaid expenses and other assets	(2,381)	955	(4,159)
Accounts payable and accrued liabilities	(9,946)	(7,386)	3,186
Other liabilities	(1,179)	44	945
Net cash provided by operating activities	85,730	95,867	93,299
Cash flows from investing activities:			
Additions to real estate:			
Acquisitions of real estate	(9,323)	(6,665)	(56,933)
Acquisition of Sachs' Portfolio	(96,637)	—	—
Improvements to recent acquisitions	(1,422)	(4,876)	142
Redevelopment	(7,739)	(5,094)	(11,961)
Revenue generating capital expenditures	(1,040)	(52)	(149)
Non-revenue generating capital expenditures	(6,145)	(5,481)	(5,028)
Dispositions of rental properties	—	—	31,302
Contribution of real estate to corporate investee	—	21,005	—
Decrease/(increase) in restricted cash	7,898	1,802	(1,749)
Additions to notes receivable from investees, other related parties and other receivables	(5,478)	(42,766)	(87,517)
Repayments of notes from investees, other related parties and other receivables	44,864	56,640	3,514
Net distribution from (contribution) to investments in corporations and limited partnerships	41,221	(25,352)	(9,609)
Additions to real estate under development	(51,917)	(49,965)	(44,747)
Net cash used in investing activities	(85,718)	(60,804)	(182,735)
Cash flows from financing activities:			
Proceeds from mortgage and other notes payable and lines of credit	221,640	252,153	351,194
Repayment of mortgage and other notes payable and lines of credit	(120,877)	(215,172)	(203,004)
Additions to deferred charges	(1,204)	(43)	(1,680)
Net proceeds from stock options exercised and shares issued and and through dividend reinvestment plan	3,376	2,906	3,344
Shares purchased by Operating Partnership	(19,715)	(4,822)	—
Redemption of Operating Partnership units	(309)	(2,650)	(555)
Contributions from minority interest partners	(14)	6,660	—
Distributions to minority interest partners	(25,184)	(24,268)	(23,187)
Dividends paid	(55,603)	(49,987)	(42,424)
Net cash provided by (used in) financing activities	2,110	(35,223)	83,688
Net increase (decrease) in cash and cash equivalents	2,122	(160)	(5,748)
Cash and cash equivalents at beginning of year	6,440	6,600	12,348
Cash and cash equivalents at end of year	$ 8,562	$ 6,440	$ 6,600

(continued)

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (continued)

Years ended December 31, 2002, 2001 and 2000 (Dollars in thousands)

	2002	2001	2000
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of $6,139, $3,917 and $2,906 capitalized in 2002, 2001 and 2000, respectively	$ 29,636	$34,895	$ 25,528
Supplemental disclosure of noncash investing and financing activities:			
Real estate under development transferred to rental properties	$ —	$ —	$120,183
Mortgage notes payable assumed in connection with the purchase of real estate	$ —	$ 6,144	$ 63,209
Issuance of Operating Partnership units in connection with the purchase of real estate	$ —	$10,381	$ 2,365
Consolidation of previously unconsolidated investment	$ —	$ 8,087	$ 2,771
Exchange of real estate under development for notes receivable	$ —	$ —	$ 5,613
Exchange of notes receivable for investment	$ —	$ 8,347	$ 9,540
Exchange of investment for note receivable from investee	$ —	$ 1,929	$ —
Contribution of real estate in exchange for notes receivable and investments	$ —	$22,463	$ —
Receipt of note receivable from third party in exchange for the following:			
Note receivable from investee	$ 34,000	$ —	$ —
Accrued interest on note receivable from investee	2,393	—	—
Investments	8,990	—	—
Other receivables from investee	117	—	—
Less cash received from investee	(5,500)	—	—
	$ 40,000	$ —	$ —
Proceeds from disposition of real estate held by exchange facilitator	$ 19,477	—	—
Additional investment in limited partnership:			
Investments	$ 3,681	$ —	$ —
Accounts payable	(3,681)	—	—
	$ —	$ —	$ —
Real estate assets acquired due to merger:			
Real estate	$ 306,708	$ —	$ —
Prepaid expenses	2,053	—	—
Deferred charges	490	—	—
Notes payable	(64,640)	—	—
Accounts payable and accrued liabilities	(8,411)	—	—
Other liabilities	(2,754)	—	—
Additional paid in capital	(136,809)	—	—
	$ 96,637	$ —	$ —

See accompanying notes to consolidated financial statements.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 and 2000
(Dollars in thousands, except for per share amounts)

(1) Organization and Basis of Presentation

The accompanying consolidated financial statements present the accounts of Essex Property Trust, Inc. (the Company), which include the accounts of the Company and Essex Portfolio, L.P. (the Operating Partnership, which holds the operating assets of the Company). The Company was incorporated in the state of Maryland in March 1994. On June 13, 1994, the Company commenced operations with the completion of an initial public offering (the Offering) in which it issued 6,275,000 shares of common stock at $19.50 per share. The net proceeds of the Offering of $112,070 were used to acquire a 77.2% general partnership interest in the Operating Partnership.

The Company has a 90.0% general partner interest and the limited partners own a 10.0% interest in the Operating Partnership as of December 31, 2002. The limited partners may convert their 2,280,304 Operating Partnership units into an equivalent number of shares of common stock. The Company has reserved shares of common stock for such conversions. These conversion rights may be exercised by the limited partners at any time through 2024.

On December 17, 2002, the Company acquired, by merger, John M. Sachs, Inc. ("Sachs Portfolio") resulting in the acquisition of its real estate portfolio, which consists of 20 multifamily properties, five recreational vehicle parks, two manufactured housing communities and two small office buildings. The cost of the transaction was $306.7 million and was structured as a tax-free reorganization whereby the Company: (i) issued 2,719,875 shares of its common stock valued at $136.8 million, (ii) assumed mortgages on four of the newly acquired properties for approximately $64.6 million with a fixed interest rate of 5.51%, maturing in January 2013, (iii) assumed and repaid unsecured liabilities in the amount of approximately $33 million, and (iv) paid the balance in cash of $72.2 million. The cash portion was funded through four new non-recourse mortgages on four previously unencumbered properties, with a weighted average interest rate of 5.64%, maturing in January 2013 and draws upon new and existing lines of credit. The Company accounted for this transaction using the purchase method of accounting; which resulted in the allocation of the purchase price to the assets and liabilities acquired based on their fair values. The fair value of assets and liabilities were based on management's evaluation. No goodwill was recognized in connection with this purchase. The Company's results of operations for the period December 17, 2002 through December 31, 2002 include the Sachs Portfolio.

Unaudited pro forma information reflecting the acquisition of the Sachs Portfolio is presented in the following table. The amounts included therein assume that the acquisition had taken place at the beginning of the year.

	For the year ended December 31,	
	2002	2001
Total revenues	$ 239,394	$ 239,722
Total expenses	165,489	167,812
Gain the on sales of real estate	—	3,788
Minority interests	(24,634)	(23,967)
Income from continuing operations	49,271	51,731
Basic earnings per share	2.33	2.44
Diluted earnings per share	2.31	2.41
Weighted average number of proforma shares outstanding:		
Basic	21,146,025	21,171,810
Diluted	21,341,254	21,488,091

(Dollars in thousands, except for per share amounts)

The Company operates and has ownership interests in 112 multifamily properties (containing 23,699 units), five recreational vehicle parks (containing 1,717 spaces), four office buildings (totaling approximately 63,540 square feet), and two manufactured housing communities (containing 607 sites) (collectively, the Properties). The Properties are located in Northern California (the San Francisco Bay Area), Southern California (Los Angeles, Ventura, Orange, and San Diego counties), the Pacific Northwest (Seattle, Washington, and Portland, Oregon metropolitan areas) and other areas (Hemet, California, Las Vegas, Nevada and Houston, Texas).

Essex Apartment Value Fund, L.P. (the "Fund"), is an investment fund organized by the Company in 2001. The Fund will be, subject to specific exceptions, the Company's exclusive investment vehicle for new investments until the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. The Fund has total capital commitments of $250 million and is expected to utilize leverage of approximately 65% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, Essex will be compensated by the Fund for its asset management, property management, development and redevelopment services and may receive incentive payments if the Fund exceeds certain financial return benchmarks. The Company accounts for its investment in the Fund following the equity method.

All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

(2) Summary of Significant Accounting Policies

(a) Critical Accounting Policies and Estimates

The preparation of consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America, requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to acquiring, developing and assessing the carrying values of its real estate properties, its investments in and advances to joint ventures and affiliates, and its qualification as a Real Estate Investment Trust ("REIT"). The Company bases its estimates on historical experience, current market conditions, and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may vary from those estimates and those estimates could be different under different assumptions or conditions.

(b) Real Estate Rental Properties and Discontinued Operations

Rental properties are recorded at cost less accumulated depreciation. Depreciation on rental properties has been provided over estimated useful lives ranging from 3 to 30 years using the straight-line method. Development costs include acquisition, direct and indirect construction costs, interest and real estate taxes incurred during the construction and property stabilization periods.

Maintenance and repair expenses that do not add to the value or prolong the useful life of the property are expensed as incurred. Asset replacements and improvements are capitalized and depreciated over their estimated useful lives.

Certain rental properties are pledged as collateral for the related mortgage notes payable.

(Dollars in thousands, except for per share amounts)

Whenever events or changes in circumstances indicate that the carrying amount of a property held for investment may not be fully recoverable, the carrying amount will be evaluated. If the sum of the property's expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the property, then the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the property.

The Company presents income and gains/losses on properties sold as discontinued operations net of minority interests. Real estate investments accounted for under the equity method of accounting remain classified in continuing operations upon disposition.

(c) Investments and Joint Ventures

The Company owns investments in joint ventures and affiliates and has significant influence but does not have voting control. Therefore, we account for our interest using the equity method of accounting. Under the equity method of accounting, the investment is carried at the cost of assets contributed or distributed, plus the Company's equity in undistributed earnings or losses since its initial investment. The Company's share of equity in income and gains on sales of real estate are included in other income in the accompanying consolidated statement of operations.

(d) Revenues and Gains on Sale of Real Estate

Rental revenue is reported on the accrual basis of accounting.

Revenue from tenants renting or leasing apartment units is recorded when due from tenants and is recognized monthly as it is earned, which is not materially different than on a straight-line basis. Apartment units are rented under short-term leases (generally, lease terms of 6 to 12 months) and may provide for no rent for the first month, depending on the market conditions and leasing practices of our competitors in each sub-market at the time the leases are executed.

The Company recognizes gains on sales of real estate when a contract is in place, a closing has taken place, the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company does not have a substantial continuing involvement in the property.

(e) Income Taxes

Generally in any year in which the Company qualifies as a real estate investment trust (REIT) under the Internal Revenue Code (the Code), it is not subject to federal income tax on that portion of its income that it distributes to stockholders. No provision for federal income taxes has been made in the accompanying consolidated financial statements for each of the three years in the period ended December 31, 2002, as the Company believes it qualifies under the code as a REIT and has made distributions during the periods in excess of its taxable income.

Cash dividends distributed for the years ended December 31, 2002, 2001, and 2000 are classified for tax purposes as follows:

	2002	2001	2000
Taxable portion	100.00%	100.00%	100.00%
Return of capital	0.00%	0.00%	0.00%
	100.00%	100.00%	100.00%

(Dollars in thousands, except for per share amounts)

(f) Notes Receivable and Interest Income

Notes receivable relate to real estate financing arrangements that exceed one year. They bear interest at a market rate based on the borrower's credit quality and are recorded at face value. Interest is recognized over the life of the note. The Company requires collateral for the notes.

A note is considered impaired pursuant to Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 114, Accounting by Creditors for Impairment of a Loan. Pursuant to SFAS No. 114, a note is impaired if it is probable that the Company will not collect all principal and interest contractually due. The impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate. The Company does not accrue interest when a note is considered impaired. When ultimate collectibility of the principal balance of the impaired note is in doubt, all cash receipts on impaired notes are applied to reduce the principal amount of such notes until the principal has been recovered and are recognized as interest income, thereafter.

(g) Interest Rate Protection, Swap, and Forward Contracts

The Company has from time to time used interest rate protection, swap and forward contracts to manage its interest rate exposure on current or identified future debt transactions. Prior to January 1, 2001, amounts paid in connection with such contracts were capitalized and amortized over the term of the contract or related debt. If the original contract was terminated, the gain or loss on termination was deferred and amortized over the remaining term of the contract. If the related debt was repaid, the unamortized portion of the deferred amount was charged to income or the contract was marked to market, as appropriate.

The Company adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" effective January 1, 2001. Under SFAS 133 derivative instruments are required to be included in the balance sheet at fair value. The changes in the fair value of the derivatives are accounted for depending on the use of the derivative and whether it has been designated and qualifies as a part of a hedging relationship. If the hedged exposure is a cash flow exposure, changes in fair value of the effective portion of the gain or loss on the derivative instrument are reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction affects earnings. Changes in the ineffective portion of the gain or loss are reported in earnings immediately.

(h) Deferred Charges

Deferred charges are principally comprised of loan fees and related costs which are amortized over the terms of the related borrowing in a manner which approximates the effective interest method.

(i) Interest

The Company capitalized $6,139, $3,917, and $2,906 of interest related to the development of real estate during 2002, 2001, and 2000, respectively.

(j) Cash Equivalents and Restricted Cash

Highly liquid investments with original maturities of three months or less when purchased are classified as cash equivalents. Restricted cash relates to reserve requirements in connection with the Company's tax exempt variable rate bond financings.

(Dollars in thousands, except for per share amounts)

(k) Minority Interest

Minority interests includes the 10.0% and 11.0% limited partner interests in the Operating Partnership not held by the Company at December 31, 2002 and 2001, respectively. The Company periodically adjusts the carrying value of minority interest in the Operating Partnership to reflect its share of the book value of the Operating Partnership. Such adjustments are recorded to stockholders' equity as a reallocation of minority interest in the Operating Partnership in the accompanying consolidated statements of stockholders' equity. The minority interest balance also includes the Operating Partnership's cumulative redeemable preferred units (note 9).

(l) Stock-based Compensation

The Company applies APB Opinion No. 25 (APB 25) and related interpretations in accounting for its stock-based compensation plans granted to employees and directors. Under APB 25, no compensation cost has been recognized for stock options granted to employees and directors since all such stock options were granted with an exercise price equal to the fair market value of the underlying common stock. For the Company's other plans, compensation expense recognized during the years ended December 31, 2002, 2001, and 2000 was $646, $0, and $0, respectively. Had compensation cost for these stock options and the Company's other plans been determined based on the fair value at the grant dates consistent with the fair value method pursuant to FAS 123, the Company's net income applicable to common stockholders for the years ended December 31, 2002, 2001, and 2000 would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income availabe to common stockholders:			
As reported	$52,874	$48,545	$44,107
Pro forma	52,369	48,024	43,665
Basic earnings per common share:			
As reported	$ 2.85	$ 2.63	$ 2.42
Pro forma	2.83	2.60	2.39
Diluted earnings per common share:			
As reported	$ 2.82	$ 2.59	$ 2.37
Pro forma	2.80	2.56	2.35
Weighted-average fair value of stock options granted during the year	$ 4.69	$ 5.82	$ 7.57
Fair value of junior stock (Series Z units) granted	$ —	$ 16.16	$ —

The fair value of stock options granted each year was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants: risk-free interest rates ranging from 3.08% to 4.62% in 2002, from 3.54% to 4.96% in 2001, and from 5.67% to 6.72% in 2000; expected lives of 6 years for 2002, 6 years for 2001 and 6 years for 2000; volatility of 18.92% for 2002, 18.93% for 2001 and 19.26% for 2000; and dividend yield of 6.3% for 2002, 5.7% for 2001 and 4.3% for 2000.

(m) New Accounting Pronouncements Adopted

The Company adopted Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standard ("FAS") 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002.

(Dollars in thousands, except for per share amounts)

FAS 144 supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The primary objectives of FAS 144 are to develop one accounting model based on the framework established in FAS 121 for long-lived assets to be disposed of by sale, and to address significant implementation issues regarding impairment of long-lived assets held for use. FAS 144 requires discontinued operations presentation for an operating property considered held for sale beginning on January 1, 2002. In accordance with FAS 144, the Company classifies real estate assets as held for sale in the period in which all of the following criteria are met: (a) management, having the authority to approve the action, commits to a plan to sell the asset; (b) the asset is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets; (c) an active program to locate a buyer and other actions required to complete the plan to sell the asset have been initiated; (d) the sale of the asset is probable and the transfer of the asset is expected to qualify for recognition as a completed sale within one year; (e) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (f) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

When the Company determines that a real estate asset is held for sale, it discontinues the periodic depreciation of that property. Real estate assets held for sale are reported at the lower of the carrying amount or estimated fair value less costs to sell.

The Company's adoption of FAS 144 resulted in: (i) the presentation of the net operating results of properties sold during the year ended December 31, 2002, less allocated interest expense, as income from discontinued operations for all periods presented and (ii) the presentation of the gain on sale of operating properties sold, net of sale costs, as income from discontinued operations for the year ended December 31, 2002. The Company allocated interest expense based on the percentage of the cost basis of properties sold to the total cost basis of real estate assets as of the approximate date of their sale, and pro-rated the allocated interest for the number of days prior to sale. Implementation of FAS 144 only impacted the income statement classification but had no effect on results of operations.

In December 2002, the FASB issued FAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123." FAS 148 amends FAS 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure requirements are effective for interim and annual financial statements ending after December 15, 2002. The other provisions of FAS 148 are effective for the Company with the beginning of fiscal year 2003. The Company does not plan to change its method of accounting for stock options therefore, the adoption of the remaining provisions of FAS 148 will not have an impact on our financial position or results of operations.

In November 2002, the FASB approved for issuance FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN 45 are applicable on a

(Dollars in thousands, except for per share amounts)

prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, the FASB approved for issuance FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. FIN 46 may be applied prospectively with a cumulative effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The disclosure requirements of FIN 46 are effective for all financial statements initially issued after January 31, 2003. It is possible that certain of the entities through which and with which the Company conducts business, including those described in Notes 3(b) and 5 will be deemed to be Variable Interest Entities (VIEs) under the provisions of FIN 46. The total assets and liabilities of such entities were approximately $81,228 and $79,458 at December 31, 2002. The Company's maximum exposure to loss would be equal to its investments in these arrangements, plus the related debt guarantees, which totaled $29,239 as of December 31, 2002. The disclosures provided reflect management's understanding and analysis of FIN 46 based upon information currently available. The evaluation of the Company's various arrangements is ongoing and is subject to change in the event additional interpretive guidance is provided by the Financial Accounting Standards Board or others.

(n) Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation.

(3) Real Estate

(a) Rental Properties

Rental properties consist of multifamily properties with a net book value of $1,273,691 and other rental properties (office buildings, recreational vehicle parks, and manufactured housing communities) with a net book value of $50,444.

The properties are located in California, Washington, Oregon, Nevada and Texas. The operations of the properties could be adversely affected by a recession, general economic downturn or a natural disaster in the areas where the properties are located.

For the years ended December 31, 2002, 2001, and 2000, gain on the sales of real estate was $8,061 (net of minority interests), $3,788, and $4,022, respectively. The Company utilized Internal Revenue Code section 1031 to defer the majority of the taxable gains resulting from these sales.

For the years ended December 31, 2002, 2001, and 2000, depreciation expense on real estate within continuing operations was $37,042, $35,915, and $30,442, respectively. For the years ended December 31, 2002, 2001, and 2000, depreciation expense on real estate within discontinued operations was $191, $380, and $323, respectively.

(b) Investments

The Company has investments in a number of affiliates, which are accounted for under the equity method. The affiliates own and operate multifamily rental properties.

Essex Apartment Value Fund, L.P. (the "Fund"), is an investment fund managed by the Company and will be, subject to specific exceptions, the Company's exclusive investment vehicle for new investments until the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is the Fund 1% general partner and is a 20.4% limited partner. The Operating Partnership owns a 99% limited partnership interest in VFGP. The Fund has total capital commitments of $250 million and is expected to utilize leverage of approximately 65% of the value of the underlying real estate portfolio. The Company is committed to invest 21.4% of the aggregate capital committed to the Fund. In addition, the Company will be compensated by the Fund for its asset management, property management, development and redevelopment services and may receive incentive payments if the Fund exceeds certain financial return benchmarks. At December 31, 2002, the Fund has approximately $400 million of investment capacity.

The current portfolio of stabilized properties of the Fund as of December 31, 2002 is set forth below:

Property Name	Location	Units	Loan Amount ($ in millions)	Fixed Interest Rate	Loan Maturity Date
Andover Park Apartments	Beaverton, OR	240	$12.4	6.66%	Oct-11
The Arboretum at Lake Forest	Lake Forest, CA	225	n/a	n/a	n/a
The Crest at Phillips Ranch	Pomona, CA	501	35.7	7.99%	Jul-05
Vista del Rey	Tustin, CA	116	8.0	6.95%	Feb-11
Hunt Club	Lake Oswego, OR	256	11.7	7.05%	Feb-11
Ocean Villa	Oxnard, CA	119	n/a	n/a	n/a
Rosebeach Apartments	La Mirada, CA	174	8.4	7.09%	Feb-11
Villas at Carlsbad	Carlsbad, CA	102	n/a	n/a	n/a
Foxborough Homes	Orange, CA	90	4.9	7.84%	Jul-09
Total		1,823	$81.1		

In June 2002, the Fund amended and restated its existing $75 million secured revolving subscription facility. The renewed facility was increased to $125 million and bears interest at LIBOR plus 0.875%. As of December 31, 2002, the line had an outstanding balance of $86.4 million, with an interest rate of approximately 2.4%. The credit line matures in December 2003. The facility agreement contains debt covenants related to limitations on mortgage indebtedness.

In addition to distributions with respect to its pro-rata share of the Fund's Limited Partnership Interest invested capital, VFGP (1) is to receive special priority distributions from the Fund in the annual amount of 1% of the Fund's unreturned third party capital, payable quarterly for managing the Fund's operations, and (2) may receive over the life of the Fund incentive distributions up to 20% of the cumulative net profits on the Fund's investments, if the Fund exceeds certain financial return benchmarks, including a minimum 10% compounded annual return on the Limited Partner's total capital contributions. VFGP is to also be paid fees consistent with industry standards for its property management, development and redevelopment services with respect to the

(Dollars in thousands, except for per share amounts)

Fund's investments. VFGP will not receive transaction fees, such as acquisition, disposition, and financing or similar fees, in connection with the operation of the Fund.

Subject to specific exceptions, the Fund will generally be the Company's exclusive investment vehicle for new investments until the earlier of (i) the date at least 90% of the Fund's aggregate capital commitments have been invested or committed or reserved for investments or (ii) December 31, 2003. The exceptions are: (1) properties acquired to complete transactions intended to qualify for non-recognition under Section 1031 of the Internal Revenue Code, (2) transactions involving properties with 75 units or less, (3) transactions which require equity securities of the Company, including convertible or exchangeable securities, with a value of at least $750,000, (4) follow-on investments and re-building of properties which have been destroyed or damaged, (5) land leases with remaining terms of less than 35 years; and (6) other transactions which are prohibited from being consummated on behalf of the Fund due to express restrictions or diversification limitations. The Company is not prohibited from utilizing it's development and redevelopment capabilities to improve properties that it currently owns or acquires pursuant to the preceding exceptions.

In October 1999, the Company entered into two separate joint venture arrangements and through two separate private REITs, Newport Beach North, Inc. and Newport Beach South, Inc., received an approximate 49.9% equity interest in each. Generally, profit and loss are allocated to the partners in accordance with their ownership interests. In addition to its equity earnings, the Company is entitled to management and redevelopment fees from the joint ventures and incentive payments based on the financial success of the joint ventures.

In December 1999, the Company entered into a joint venture arrangement (AEW joint venture) and received an approximate 20% equity interest in the joint venture. The Company contributed its investment in Riverfront Apartments, Casa Mango Apartments, and Westwood Apartments into the joint venture. The Company also contributed land and development rights for a development community, Tierra Vista, located in Oxnard, California. The AEW joint venture completed construction and reached stabilized operations of Tierra Vista in 2001. On April 17, 2002, Riverfront Apartments and Casa Mango Apartments were sold to an unrelated third party. The combined sales price was approximately $52,000. The buyer of these two properties assumed two non-recourse mortgages in the cumulative amount of approximately $26,500, with a 6.5% fixed interest rate, which matures in February 2009. The Company's equity in income from the gain on the sale of real estate is $2,000 and is presented as interest and other income in the accompanying consolidated statement of operations. The Company contributed the assets to the joint venture in December 1999 at costs of approximately $41,000. In addition, the Company earned a fee in conjunction with the sale of these assets in the amount of $1,110 and this fee is presented as interest and other income in the accompanying consolidated statement of operations. In the third quarter of 2002, the Company recognized an incentive fee it earned related specifically to these two asset sales in the amount of $475. Generally, profit and loss are allocated to the partners in accordance with their ownership interests. In addition to its equity earnings, the Company is entitled to management, redevelopment and development fees from the joint venture and incentive payments based on the financial success of the joint venture.

The Company holds limited partnership interests in 17 partnerships which collectively own ten multifamily properties, comprised of 1,831 units (Down REIT entities). These investments were made under arrangements whereby Essex Management Corporation (EMC) became the general partner, the Operating Partnership became a special limited partner, and the other limited partners were granted rights of redemption for their interests. Such partners can request to be redeemed and the Company can elect to redeem their rights for cash or by issuing

(Dollars in thousands, except for per share amounts)

shares of its common stock on a one unit per share basis. Redemption values will be based on the market value of the Company's common stock at the time of redemption multiplied by the number of units stipulated under the above arrangements. The other limited partners receive distributions based on the Company's current dividend rate times the number of redemption shares. The equity in income or loss reported by the Company under the equity method of accounting by these down REIT entities is the net income of these down REIT entities as reduced by the income allocated to the other limited partners which is equal to the distributions they received.

The Company has investments in two taxable REIT subsidiaries, EMC and Essex Fidelity I Corporation (EFC). The Company has a 99% economic interest in these entities through its ownership of nonvoting preferred stock. Executives of the Company have a 1% economic interest through ownership of 100% of the common stock and for the years ended December 31, 2002, 2001 and 2000 have not received any form of compensation from this ownership interest. These entities were formed for the purpose of acquiring, developing and managing real property and are accounted for on the equity method of accounting. As of December 31, 2002, EFC owns one 67-unit townhome community and an investment in Internet Realty Partners. The investments were made using proceeds from loans made by the Company.

	2002	2001
Investments in joint ventures:		
Direct and indirect LLC member interests of approximately 49.9% in Newport Beach North, LLC and Newport Beach South, LLC	$13,234	$31,214
Limited partnership interest of 20.4% and general partner interest of 1% in Essex Apartment Value Fund, L.P	17,832	17,119
Limited partnership interest of 20% in AEW joint ventures	7,352	10,729
Class A Member interest of 45% in Park Hill LLC	5,652	5,754
Preferred limited partnership interests in Mountain Vista Apartments	5,276	4,004
Limited partnership interests of 1% to 30% in Down REIT entities	11,346	16,610
Total equity method investments	60,692	85,430
Other investments, primarily EFC and EMC	520	10,030
Total investments	$61,212	$95,460
Distributions in excess of earnings in joint ventures:		
Limited partnership interests of 1% to 30% in Down REIT entities	$ (7,810)	$ —

Distributions in excess of earnings in joint ventures has been classified within accounts payable and accrued liabilities in the accompanying consolidated balance sheets.

(Dollars in thousands, except for per share amounts)

The combined summarized financial information of investments, which are accounted for under the equity method, are as follows:

	December 31,	
	2002	2001
Balance sheets:		
Real estate and real estate under development	$612,349	$682,310
Other assets	36,014	51,182
Total assets	$648,363	$733,492
Mortgage notes payable	$378,408	$421,556
Other liabilities	135,192	113,357
Partners' equity	134,763	198,579
Total liabilities and partners' equity	$648,363	$733,492
Company's share of equity	$ 53,402	$ 95,460

	Years ended December 31,		
	2002	2001	2000
Statements of operations:			
Total revenue	$97,950	$70,414	$39,097
Total expenses	63,798	60,289	34,502
Total net income	$34,152	$10,125	$ 4,595
Company's share of net income	$ 7,576	$ 3,854	$ 1,333

*(c) **Real Estate Under Development***

The Company is developing six multifamily residential communities, with an aggregate of 1,518 multifamily units. In connection with these development projects, the Company has directly, or in some cases through its joint venture partners, entered into contractual construction related commitments with unrelated third parties and the total estimated cost for this projects are approximately $299.0 million. As of December 31, 2002, the remaining development commitment, including those held in joint ventures, is approximately $118.5 million, of which approximately $51.2 million is the Company's commitment.

(Dollars in thousands, except for per share amounts)

(4) Notes Receivable from Investees and Other Related Parties

Notes receivable from joint venture investees and other related party receivables consist of the following as of December 31, 2002 and 2001:

	2002	2001
Notes receivable from joint venture investees:		
Note receivable EFC, secured by Moanalua Hillside Apartment bearing interest at 7% repaid on July 1, 2002	$ —	$34,000
Note receivable from Highridge Apartments, secured, bearing interest at 10%, due on demand	2,950	2,950
Notes receivable from EFC, secured, bearing interest at LIBOR + 2.5%, due 2004	14,979	13,305
Notes receivable from EFC, unsecured, bearing interest at 7.5%, due 2011	726	1,150
Receivable from Newport Beach North LLC and Newport Beach South LLC, due on demand	376	974
Other related party receivables, unsecured:		
Loans to officers prior to July 31, 2002, bearing interest at 8%, due April 2006	633	633
Other related party receivables, substantially all due on demand	4,417	3,002
	$24,081	$56,014

The Company's officers and directors do not have a substantial economic interest in these joint venture investees.

Other related party receivables consist primarily of accrued interest income on related party notes receivable from investees and other related parties and loans to officers, advances and accrued management fees from joint venture partnerships, and unreimbursed expenses due from EMC.

(5) Notes and Other Receivables

Notes and other receivables consist of the following as of December 31, 2002 and 2001:

	2002	2001
Note receivable from Derian Ave, LLC, secured, bearing interest at 9.3%, due on demand	$15,000	$15,000
Note receivable from DOIT City Heights Los Angeles L.P., secured, interest payable monthly at 9%, principal due December 2007	2,434	2,434
Note receivable from Derian Ave, LLC, secured, bearing interest at 15.0%, due on demand	2,058	1,372
Other receivables	11,826	10,965
	$31,318	$29,771

(6) Related Party Transactions

The Company provides some of its fee-based asset management and disposition services as well as third-party property management and leasing services through EMC. The Company owns 100% of EMC's 19,000 shares of nonvoting preferred stock. Executives of the Company own 100% of EMC's 1,000 shares of common stock. All general and administrative expenses of the Company and EMC are initially borne by the Company, with a portion subsequently allocated to EMC based on a business unit allocation methodology, formalized and

(Dollars in thousands, except for per share amounts)

approved by management and the Board of Directors. Expenses allocated to EMC for the years ended December 31, 2002, 2001, and 2000 totaled $2,717, $2,635, and $1,247, respectively, and are reflected as a reduction in general and administrative expenses in the accompanying consolidated statements of operations.

The Company's Chairman, George Marcus, is also the Chairman of the Marcus & Millichap Company (MM), which is a real estate brokerage firm. During the years ended December 31, 2002, 2001, and 2000, the Company paid brokerage commissions totaling $0, $0, and $289 to MM on the purchase and sales of real estate. The commissions are either capitalized as a cost of acquisition or are reflected as a reduction of the gain on sales of real estate in the accompanying consolidated statements of operations. EMC is entitled to receive a percentage of MM brokerage commissions on certain transactions in which the Company is a party.

Interest and other income includes interest income of $1,639, $1,236, and $1,863 for the years ended December 31, 2002, 2001, and 2000, respectively, which was earned principally on the notes receivable from related party partnerships in which the Company owns an ownership interest (Joint Ventures). Interest and other income also include management fee income and investment income earned by the Company from its Joint Ventures in which it has an ownership interest of $15,463, $11,567, and $1,955 for the years ended December 31, 2002, 2001, and 2000, respectively.

(Dollars in thousands, except for per share amounts)

(7) Mortgage Notes Payable

Mortgage notes payable consist of the following as of December 31, 2002 and 2001:

	2002	2001
Mortgage notes payable to a pension fund, secured by deeds of trust, bearing interest at rates ranging from 6.62% to 8.18%, interest only payments due monthly for periods ranging from October 2001 through November 2004, principal and interest payments due monthly thereafter, and maturity dates ranging from October 2008 through October 2010. Under certain conditions a portion of these loans can be converted to an unsecured note payable	$238,501	$240,000
Mortgage notes payable, secured by deeds of trust, bearing interest at rates ranging from 5.490% to 8.055%, principal and interest payments due monthly, and maturity dates ranging from February 2003 through January 2013	322,015	198,140
Multifamily housing mortgage revenue bonds secured by deeds of trust on rental properties and guaranteed by collateral pledge agreements, payable monthly at a variable rate as defined in the Loan Agreement (approximately 2.0% for December 2002 and 3.0% for December 2001), plus credit enhancement and underwriting fees ranging from approximately 1.2 to 1.9%. The bonds are convertible to a fixed rate at the Company's option. Among the terms imposed on the properties, which are security for the bonds, is that 20% of the units are subject to tenant income qualifications criteria. Principal balances are due in full at various maturity dates from July 2020 through December 2026. These bonds are subject to interest rate protection agreements through August 2003, limiting the interest rate with respect to such bonds to a maximum interest rate of 7.1% to 7.3%	59,420	58,820
Mortgage notes payable, secured by deeds of trust, bearing interest at rates ranging from 7.00% to 7.08%, principal and interest payments due monthly, and maturity dates ranging from January 2005 through April 2005. Under certain conditions these loans can be converted to unsecured notes payable	33,664	42,723
Multifamily housing mortgage revenue bonds secured by deed of trust on a rental property and guaranteed by a collateral pledge agreement, bearing interest at 6.455%, principal and interest payments due monthly through January 2026. Among the terms imposed on the property, which is security for the bonds, is a requirement that 20% of the units are subject to tenant income qualification criteria. The interest rate will be repriced in February 2008 at the then current tax-exempt bond rate	16,198	16,493
Multifamily housing mortgage revenue bonds secured by deed of trust on rental property, bearing interest at 7.69%, principal and interest installments due monthly through June 2018. Among the terms imposed on the property, which is security for the bonds, is a requirement that 20% of the units are subject to tenant income qualifications criteria	7,765	8,025
	$677,563	$564,201

(Dollars in thousands, except for per share amounts)

The aggregate scheduled maturities of mortgage notes payable are as follows:

2003	$ 25,584
2004	8,094
2005	41,074
2006	20,474
2007	63,214
Thereafter	519,123
	$677,563

In October 1997, the Company entered into four forward treasury contracts for an aggregate notional amount of $60,000, locking the 10-year treasury rate at between 6.15% and 6.26%. These contracts were entered into to limit the interest rate exposure on identified future debt financing requirements relating to real estate under development and the refinancing of a $18,101 fixed rate loan. These contracts were settled by June 2000. During 2000, the four contracts were sold, resulting in a net realized gain of $1,384, which is being amortized over the life of the related debt.

During the years ended December 31, 2002, 2001, and 2000, the Company refinanced various mortgages and incurred a loss on the early extinguishment of debt of $0, $0, and $119 related to the write-off of the unamortized mortgage loan fees and prepayment penalties.

Through 1999, the Company purchased interest rate cap contracts in order to reduce the risks associated with increases in interest rates on its tax exempt variable rate demand bonds. The Company has the right to receive cash if interest rates increase above a specified level. The purpose of the caps is to hedge the exposure to variability in expected future interest cash flows above a fixed interest rate, and, accordingly, they are accounted for as cash flow hedges under SFAS 133. The Company determines the fair value of the caps and assesses the ineffectiveness of the hedge based on changes in the time value of the caps. As of January 1, 2001, there were no changes in the intrinsic value of the caps since the date the caps were purchased, and the changes in fair value of the caps is attributable entirely to changes in time value. The amortized cost of the cap contracts exceeded their fair value by approximately $450, which resulted in a transition adjustment (charge to earnings) of that amount in the quarter ended March 31, 2001.

(8) Lines of Credit

The Company has two outstanding unsecured lines of credit for an aggregate amount of $195,000. The first line, in the amount of $165,000, matures in May 2004, with an option to extend it for one year thereafter. Outstanding balances under this line of credit bear interest at a rate which uses a tiered rate structure tied to the Company corporate ratings, if any, and leverage rating, which has been priced at LIBOR + 1.10% during 2002 and LIBOR + 1.15% 2001. As of December 31, 2002 and 2001, the interest rate was approximately 2.6% and 3.0%, respectively. As of December 31, 2002 and 2001, the Company had $96,500 and $44,459 outstanding on this line of credit, respectively. A second line of credit in the amount of $30,000 matures in December 2003. Outstanding balances, if any, on this second line bear interest based on a tiered-rate structure currently at LIBOR plus 1.10%. As of December 31, 2002, the interest rate was approximately 2.6%. As of December 31, 2002 and 2001, the Company had $30,000 outstanding on this line of credit, respectively. The Company had no outstanding letters of credit as of December 31, 2002. As of December 31, 2002, the 30-day LIBOR rate was approximately 1.5%.

(Dollars in thousands, except for per share amounts)

The credit agreements contain debt covenants related to limitations on indebtedness and liabilities, maintenance of minimum levels of consolidated earnings before depreciation, interest and amortization and maintenance of minimum tangible net worth.

(9) Equity Transactions

As of December 31, 2002, the Operating Partnership has the following cumulative redeemable preferred units outstanding.

Description	Issue Date	Units	Liquidation Preference
7.875% Series B	February 1998	1,200,000	$60,000
7.875% Series B	April 1998	400,000	$20,000
9.125% Series C	November 1998	500,000	$25,000
9.300% Series D	July 1999	2,000,000	$50,000
9.250% Series E	September 1999	2,200,000	$55,000

Dividends on the units are payable quarterly. The holders of the units do not have any voting rights. Holders of the units generally have the right to exchange their units on or after the tenth anniversary of the Issue Date, or in some cases later than such tenth anniversary, for shares of the Company's cumulative redeemable preferred stock at identical economic terms. The Company has the right to redeem the units on the fifth anniversary after the issue date. These preferred units are included in minority interests in the accompanying consolidated balance sheet.

In May 2001, the Company's Board of Directors authorized the Operating Partnership to purchase from time to time shares of the Company's Common Stock, in an amount up to $50,000, at a price not to exceed $48.00 per share in the open market or through negotiated or block transactions. The timing of any repurchase will depend on the market price and other market conditions and factors. Essex expects to use working capital or proceeds from the sale of properties to provide funds for this program. The purpose of the program is to acquire stock related to real estate transactions involving the issuance of partnership units in the Operating Partnership and similar interests. This program supersedes its common stock repurchase plan as announced on March 25, 1999. In October 2001, March 2002 and July 2002 the Operating Partnership acquired 100,700, 10,500 and 400,000 shares of the Company's outstanding Common Stock. The weighted average exercise price paid for these repurchase was approximately $48.00 per share. Pursuant to these acquisitions, since May 2001 and through December 2002, the Operating Partnership has purchased $24,536 of the $50,000 aggregate amount authorized for repurchase by the Board of Directors. The amount paid for the shares is reflected as a reduction of the common stock and additional-paid-in-capital in the Company's consolidated balance sheets.

Pursuant to existing shelf registration statements, the Company has the capacity to issue up to $342,000 of equity securities and the Operating Partnership has the capacity to issue up to $250,000 of debt securities.

(Dollars in thousands, except for per share amounts)

(10) Per Share Data

Basic and diluted income from continuing operations per share are calculated as follows for the years ended December 31:

	2002			2001			2000		
	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount
Income from continuing operations	$44,588			$47,912			$43,914		
Less: dividends on preferred stock	—			—			(246)		
Basic:									
Income from continuing operations available to common stockholders	44,588	18,530	$2.41	47,912	18,452	$2.60	43,668	18,234	$2.40
Effect of Dilutive Securities:									
Convertible limited partnership units	—	— (1)		—	— (1)		—	— (1)	
Convertible preferred stock	—	—		—	—		246	108	
Stock options(2)	—	155		—	316		—	315	
Vested series Z incentive units	—	40		—	—		—	—	
Diluted:									
Income from continuing operations available to common stockholders	$44,588	18,725	$2.38	$47,912	18,768	$2.56	$43,914	18,657	$2.35

(1) Securities not included because they were anti-dilutive.

(2) The following stock options are not included in the diluted earnings per share calculation because the exercise price of the option was greater than the average market price of the common shares for the year and, therefore, the effect would be anti-dilutive:

	2002	2001	2000
Number of options	76	145	12
Range of exercise prices	$50.480-54.250	$49.250-54.250	$45.063-54.250

(Dollars in thousands, except for per share amounts)

(11) Stock Based Compensation Plans

The Essex Property Trust, Inc. 1994 Stock Incentive Plan provides incentives to attract and retain officers, directors and key employees. The Stock Incentive Plan provides for the grants of options to purchase a specified number of shares of common stock or grants of restricted shares of common stock. Under the Stock Incentive Plan, the total number of shares available for grant is approximately 1,375,400. The Board of Directors (the Board) may adjust the aggregate number and type of shares reserved for issuance. Participants in the Stock Incentive Plans are selected by the Stock Incentive Plan Committee of the Board, which is comprised of independent directors. The Compensation Committee is authorized to establish the exercise price; however, the exercise price cannot be less than 100% of the fair market value of the common stock on the grant date. The Company's options have a life of ten years. Option grants fully vest between one year and five years after the grant date.

In connection with the Company's 1994 initial public offering, the Company provided a one-time grant of options to Marcus & Millichap ("MM") to purchase 220,000 shares of common stock at the initial public offering price of $19.50 per share pursuant to an agreement whereby Marcus & Millichap Real Estate Investment Brokerage Company, a subsidiary of MM, will provide real estate transaction, trend and other information to the Company for a period of ten years. In February 2002, MM exercised and sold the shares underlying this one-time grant. This option was exercised in a "cashless" transaction pursuant to FAS 123, whereby MM was issued 129,302 shares of Company common stock based on the current market price of the Company's common stock of $47.30 at the time of exercise.

The Company has also reserved 406,500 shares of common stock in connection with the Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan. There was no activity in this plan during 2002, 2001, and 2000.

A summary of the status of the Company's stock option plans as of December 31, 2002, 2001, and 2000 and changes during the years ended on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of year	918,676	$32.15	885,958	$28.48	954,449	$26.24
Granted	162,750	49.15	162,500	49.88	125,000	40.93
Exercised	(322,944)	22.57	(111,982)	27.57	(151,591)	22.50
Forfeited and canceled	(14,790)	43.65	(17,800)	43.42	(41,900)	36.01
Outstanding at end of year	743,692	39.81	918,676	32.14	885,958	28.48
Options exercisable at year end	383,442	34.25	567,632	26.51	560,681	25.06

(Dollars in thousands, except for per share amounts)

The following table summarizes information about stock options outstanding as of December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding as of December 31, 2002	Weighted-average remaining contractual life	Weighted-average exercise price	Number exercisable as of December 31, 2002	Weighted-average exercise price
$16.28–21.70	31,716	1.5 years	$19.34	31,716	$19.34
21.70–27.13	30,700	6.2 years	26.11	6,700	26.05
27.13–32.55	102,131	5.5 years	30.07	79,081	29.79
32.55–37.98	189,046	4.9 years	34.25	183,996	34.24
37.98–43.40	65,849	7.4 years	39.46	31,349	38.76
43.40–48.83	157,000	9.0 years	48.22	22,900	46.82
48.83–54.25	167,250	8.4 years	50.67	27,700	50.58
	743,692	6.8 years	39.81	383,442	34.25

On June 28, 2001, the Operating Partnership issued 200,000 Series Z Incentive Units of limited partner interest (the "Series Z Incentive Units") to eleven senior executives of the Company in exchange for a capital commitment of $1.00 per Series Z Incentive Unit, for an aggregate offering price of $200. Upon certain triggering events, the Series Z Incentive Units will automatically convert into common Operating Partnership units based on a conversion ratio that may increase over time upon satisfaction of specific conditions. The conversion ratio, initially set at zero, will increase by 10% (20% in 2002) on January 1 of each year for each participating executive who remains employed by the Company if the Company has met a specified "funds from operations" per share target for the prior year, up to a maximum conversion ratio of 1.0. The conversion ratio as of January 1, 2002 was 20% which resulted in 40,000 Series Z Incentive Units being convertible into up to an equal amount of common Operating Partnership Units. On January 1, 2003, the conversion ratio increased by 8%, to 28% based on the approval of the Board of Directors. In certain change of control situations, the participating executives will also be given the option to convert their units at the then-effective conversion ratio. In addition, the Operating Partnership has the option to redeem Series Z Incentive Units held by any executive whose employment has been terminated for any reason and the obligation to redeem any such units following the death of the holder. In such event, the Operating Partnership will redeem the units for, at its option, either common Operating Partnership units or shares of the Company's common stock based on the then-effective conversion ratio.

Through December 31, 2002, the Company has granted 42,586 stock units under the Company's Phantom Stock Unit Agreement to two of the Company's executives. The units vest in installments in accordance with the vesting schedule set forth in the Phantom Stock Unit Agreement such that the units will be fully vested five years from the date of issuance. At that time, the Company expects to issue to the executives the number of shares of common stock equal to the number of units vested, or at the Company's option, an equivalent amount in cash. The Company has historically chosen the cash payment option at the end of each year since inception of the agreement. Dividends are paid by the Company on the vested and unvested portion of shares and are recorded as a component of general and administrative expense. For the years ended December 31, 2002, 2001, and 2000, compensation cost was $265, $327, and $262, respectively, related to this plan.

(Dollars in thousands, except for per share amounts)

(12) Shareholder Rights Plan

On November 12, 1998, the Company's Board of Directors adopted a Stockholder Rights Plan. A dividend of one right (a Right) per share of common stock was distributed to stockholders of record on November 21, 1998. Each Right, expiring November 11, 2008, represents a right to buy from the Company 1/100th of a share of Series A junior participating preferred stock at a price of $99.13 per Right.

Generally the Rights will not be exercisable unless a person or group acquires 15% or more, or announces an offer that could result in acquiring 15% or more, of the Company's common stock unless such person is or becomes the beneficial owner of 15% or more of the Company's outstanding common stock and had a contractual right or the approval of the Company's Board of Directors, provided that such percentage shall not be greater than 19.9%. Following an acquisition of 15% or more of the Company's common stock, each Right holder, except the 15% or more shareholder, has the right to receive, upon exercise, shares of common stock valued at twice the then applicable exercise price of the Right, unless the 15% or more shareholder has offered to acquire all of the outstanding shares of the Company under terms that a majority of the independent directors of the Company have determined to be fair and in the best interest of the Company and its shareholders.

Similarly, unless certain conditions are met, if the Company engages in a merger or other business combination following a stock acquisition where it does not survive or survives with a change or exchange of its common stock or if 50% or more of its assets, earning power or cash flow is sold or transferred, the Rights will become exercisable for shares of the acquiror's stock having a value of twice the exercise price.

Generally, Rights may be redeemed for $0.01 each (in cash, common stock or other consideration the Company deems appropriate) until the tenth day following a public announcement that a 15% or greater position has been acquired of the Company's stock.

(13) Segment Information

In accordance with FASB No. 131, *Disclosures about Segments of an Enterprise and Related Information,* the Company defines its reportable operating segments as the three geographical regions in which its multifamily residential properties are located: Northern California, Southern California, and the Pacific Northwest.

Nonsegment revenues and net operating income included in the following schedule consist of revenue generated from the commercial properties, recreational vehicle parks, and manufactured housing communities. Also excluded from segment revenues are interest and other corporate income. Other nonsegment assets include investments, real estate under development, cash, notes receivables, other assets and deferred charges.

The accounting policies of the segments are the same as those described in note 2. The Company evaluates performance based upon net operating income from the combined properties in each segment.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000
(Dollars in thousands, except for per share amounts)

The revenues, net operating income, and assets for each of the reportable operating segments are summarized as follows for the years ended and as of December 31, 2002, 2001, and 2000:

	Years Ended December 31,		
	2002	2001	2000
Revenues:			
Southern California	$ 74,537	$ 69,996	$ 66,362
Northern California	59,750	65,812	57,998
Pacific Northwest	41,989	45,109	41,527
Other areas	989	470	—
Total segment revenues	177,265	181,387	165,887
Interest and other income	22,857	22,152	10,969
Total revenues	$ 200,122	$ 203,539	$ 176,856
Net operating income:			
Southern California	$ 52,427	$ 47,979	$ 45,883
Northern California	43,840	50,178	44,608
Pacific Northwest	28,235	30,884	28,953
Other areas	309	69	352
Total segment net operating income	124,811	129,110	119,796
Interest and other income	22,857	22,152	10,969
Depreciation and amortization:			
Southern California	(14,464)	(13,658)	(12,492)
Northern California	(11,081)	(10,813)	(8,946)
Pacific Northwest	(11,169)	(11,168)	(8,841)
Other areas	(328)	(276)	(163)
	(37,042)	(35,915)	(30,442)
Interest:			
Southern California	(7,659)	(7,959)	(7,911)
Northern California	(11,317)	(10,126)	(5,605)
Pacific Northwest	(6,068)	(6,456)	(7,096)
Nonsegment	(9,968)	(14,205)	(9,432)
	(35,012)	(38,746)	(30,044)
Amortization of deferred financing costs	(605)	(657)	(639)
General and administrative	(6,291)	(7,498)	(6,062)
Income from continuing operations before gain on the sales of real estate, minority interests, discontinued operations and extraordinary item	$ 68,718	$ 68,446	$ 63,578
Assets:			
Southern California	$ 700,877	$ 452,160	$ 478,835
Northern California	293,541	297,512	284,775
Pacific Northwest	251,252	259,884	268,235
Other areas	78,465	9,375	5,064
Net real estate assets	1,324,135	1,018,931	1,036,909
Nonsegment assets	295,599	310,527	244,940
Total assets	$1,619,734	$1,329,458	$1,281,849

(Dollars in thousands, except for per share amounts)

(14) 401(k) Plan

The Company has a 401(k) benefit plan (the Plan) for all full-time employees who have completed six months of service. Employees may contribute up to 23% of their compensation, limited by the maximum allowed under Section 401(k) of the Internal Revenue Code. The Company matches the employee contributions for nonhighly compensated personnel, up to 50% of their contribution to a maximum of $.5 (per individual) per year. Company contributions to the Plan were approximately $107, $116, and $98 for the years ended December 31, 2002, 2001, and 2000.

(15) Fair Value of Financial Instruments

Management believes that the carrying amounts of its variable rate mortgage notes payable, lines of credit, notes receivable from investees and other related parties and notes and other receivables approximate fair value as of December 31, 2002 and 2001, because interest rates, yields and other terms for these instruments are consistent with yields and other terms currently available to the Company for similar instruments. Management has estimated that the fair value of the Company's $618,143 of fixed rate mortgage notes payable at December 31, 2002 is approximately $576,894 based on the terms of existing mortgage notes payable compared to those available in the marketplace. At December 31, 2001, the Company's fixed rate mortgage notes payable of $505,381 had an approximate market value of $497,989. Management believes that the carrying amounts of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities, other liabilities and dividends payable approximate fair value as of December 31, 2002 and 2001 due to the short-term maturity of these instruments.

(16) Commitments and Contingencies

The Company had no outstanding letters of credit relating to financing and development transactions as of December 31, 2002.

In conjunction with an acquisition of a property by the Company in 2000, the Company has committed to provide a loan of up to $4,400 subject to conditions. The commitment expired in February 2003 without any loan being provided by the Company.

The Company is involved in various lawsuits arising out of the ordinary course of business and certain other legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

In September 1999, the Company formed a program in which directors and management of the Company can participate indirectly in an investment in the Company's common stock. The participants have entered into a swap agreement with a securities broker whereby the securities broker has acquired, in open market transactions, 223,475 shares of the Company's common stock. The agreement terminates in five years at which time the settlement amount is determined by comparing the original purchase price of the stock plus interest at a rate of LIBOR plus 1.5% to the termination date market value of the shares and all dividends received during the investment period. In certain circumstances, the participants may be required to provide collateral to the securities broker. The Company has guaranteed performance of the participants with respect to any obligations relating to the swap agreement. From August 2001 through May 2002, the directors and management effected an early termination of the agreement with respect to the 223,475 shares, realizing a gain of approximately $15 per share.

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 31, 2002, 2001 and 2000
(Dollars in thousands, except for per share amounts)

(17) Quarterly Results of Operations (Unaudited)

The following is a summary of quarterly results of operations for 2002 and 2001:

	Quarter ended December 31	Quarter ended September 30	Quarter ended June 30	Quarter ended March 31
2002:				
Total revenues before gain on the sales of real estate	$50,934	$48,795	$50,983	$49,410
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations	$15,422	$16,578	$19,510	$17,208
Gain on the sales of real estate	$ —	$ —	$ 8,061	$ —
Net income	$ 9,606	$10,614	$21,358	$11,296
Per share data:				
Net income:				
Basic	$ 0.51	$ 0.58	$ 1.15	$ 0.61
Diluted	$ 0.51	$ 0.57	$ 1.14	$ 0.61
Market price:				
High	$ 52.15	$ 54.75	$ 56.08	$ 53.97
Low	$ 44.72	$ 43.65	$ 49.76	$ 46.00
Close	$ 50.85	$ 49.44	$ 54.70	$ 52.18
Dividends declared	$ 0.77	$ 0.77	$ 0.77	$ 0.77
2001:				
Total revenues before gain on the sales of real estate	$52,185	$51,236	$50,518	$49,600
Income from continuing operations before gain on sale of real estate, minority interests, and discontinued operations	$16,937	$17,392	$17,362	$16,755
Gain on the sales of real estate	$ —	$ 3,788	$ —	$ —
Net income	$11,070	$14,899	$11,527	$11,049
Per share data:				
Net income:				
Basic	$ 0.60	$ 0.81	$ 0.62	$ 0.60
Diluted	$ 0.59	$ 0.79	$ 0.61	$ 0.59
Market price:				
High	$ 51.05	$ 54.67	$ 50.97	$ 55.94
Low	$ 45.50	$ 47.00	$ 42.28	$ 46.96
Close	$ 49.41	$ 49.10	$ 49.55	$ 48.05
Dividends declared	$ 0.70	$ 0.70	$ 0.70	$ 0.70

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Real Estate and Accumulated Depreciation

December 31, 2002
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs		Costs capitalized subsequent to acquisition	Gross amount carried at close of period			Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
				Land	Buildings and improvements		Land and improvements	Buildings and improvements	Total(1)				
Encumbered multifamily properties													
Summerhill Park	100	Sunnyvale, CA	$	$ 2,654	$ 4,918	$ 696	$ 2,656	$ 5,612	$ 8,268	$ 2,564	1988	09/88	3-40
Oak Pointe	390	Sunnyvale, CA		4,842	19,776	5,827	4,846	25,599	30,445	14,527	1973	12/88	3-30
Summerhill Commons	184	Newark, CA		1,608	7,582	1,230	1,525	8,895	10,420	4,067	1987	07/87	3-40
Pathways	296	Long Beach, CA		4,083	16,757	8,482	6,239	23,083	29,322	8,121	1975	02/91	3-30
Stevenson Place (The Apple)	200	Fremont, CA		996	5,582	6,318	1,001	11,895	12,896	5,615	1971	04/82	3-30
Foothill Commons	360	Bellevue, WA		2,435	9,821	3,270	2,440	13,086	15,526	7,534	1978	03/90	3-30
Woodland Commons	236	Bellevue, WA		2,040	8,727	1,922	2,044	10,645	12,689	5,767	1978	03/90	3-30
Palisades	192	Bellevue, WA		1,560	6,242	2,041	1,565	8,278	9,843	5,022	1969/1977(2)	05/90	3-30
			98,501	20,218	79,405	29,786	22,316	107,093	129,409	53,217			
Wharfside Pointe	142	Seattle, WA		2,245	7,020	1,187	2,256	8,196	10,452	3,004	1990	06/94	3-30
Emerald Ridge	180	Bellevue, WA		3,449	7,801	1,092	3,449	8,893	12,342	3,246	1987	11/94	3-30
Sammamish View	153	Bellevue, WA		3,324	7,501	909	3,331	8,403	11,734	2,886	1986	11/94	3-30
			18,086	9,018	22,322	3,188	9,036	25,492	34,528	9,136			
Brighton Ridge	264	Renton, WA		2,623	10,800	1,266	2,656	12,033	14,689	2,317	1986	12/96	3-30
Landmark	285	Hillsboro, OR		3,655	14,200	1,245	3,700	15,400	19,100	3,538	1990	08/96	3-30
Eastridge	188	San Ramon, CA		6,068	13,628	471	6,090	14,077	20,167	3,116	1988	08/96	3-30
			26,411	12,346	38,628	2,982	12,446	41,510	53,956	8,971			
Fountain Court	320	Bellevue, WA		6,702	27,306	429	6,985	27,452	34,437	2,572	2000	03/00	3-30
Hillcrest Park (Mirabella)	608	Newbury Park, CA		15,318	40,601	7,310	15,755	47,474	63,229	7,682	1973	03/98	3-30
Hillsborough Park	235	La Habra, CA		6,291	15,455	173	6,272	15,647	21,919	2,447	1999	09/99	3-30
			80,000	28,311	83,362	7,912	29,012	90,573	119,585	12,701			
The Shores	462	San Ramon, CA		12,105	18,252	15,390	12,660	33,087	45,747	5,315	1988	01/97	3-30
Waterford	238	San Jose, CA		11,808	24,500	2,247	13,148	25,407	38,555	2,042	2000	06/00	3-30
			60,000	23,913	42,752	17,637	25,808	58,494	84,302	7,357			
Alpine Village	306	Alpine, CA	18,290	4,967	19,868	0	4,967	19,868	24,835	19	1971	12/02	3-30
Bridle Trails	92	Kirkland, WA	4,046	1,500	5,930	283	1,531	6,182	7,713	1,170	1986	10/97	3-30
Bunker Hill Towers	456	Los Angeles, CA	17,465	11,498	27,871	1,052	11,639	28,782	40,421	4,937	1968	03/98	3-30
Camarillo Oaks	564	Camarillo, CA	27,185	10,953	25,254	4,350	11,069	29,488	40,557	6,017	1985	07/96	3-30
Coral Gardens	200	El Cajon, CA	11,762	3,638	14,552	0	3,638	14,552	18,190	14	1976	12/02	3-30
Devonshire	276	Hemet, CA	11,908	3,470	13,882	0	3,470	13,882	17,352	14	1988	12/02	3-30
Hampton Park (Columbus)	83	Glendale, CA	4,399	2,407	5,672	1,364	2,425	7,018	9,443	828	1974	06/99	3-30
Hampton Place (Lorraine)	132	Glendale, CA	8,168	4,288	11,081	1,322	4,307	12,384	16,691	1,498	1970	06/99	3-30
Huntington Breakers	342	Huntington Beach, CA	22,661	9,306	22,720	1,877	9,315	24,588	33,903	4,572	1984	10/97	3-30

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Real Estate and Accumulated Depreciation

December 31, 2002
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial costs		Costs capitalized subsequent to acquisition	Gross amount carried at close of period			Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
				Land	Buildings and improvements		Land and improvements	Buildings and improvements	Total(1)				
Encumbered multifamily properties (continued)													
Inglenook Court	224	Bothell, WA	8,300	3,467	7,881	1,757	3,474	9,631	13,105	4,457	1985	10/94	3-30
Jackson School Village	200	Hillsboro, OR	8,949	2,588	10,452	559	2,698	10,901	13,599	822	1996	09/00	3-30
Kings Road	196	Los Angeles, CA	15,670	4,023	9,527	654	4,031	10,173	14,204	2,056	1979	06/97	3-30
Le Pac Luxury Apartments (Plumtree)	140	Santa Clara, CA	14,700	3,090	7,421	4,146	3,092	11,565	14,657	3,035	1975	02/94	3-30
Maple Leaf	48	Seattle, WA	1,977	805	3,283	121	828	3,381	4,209	629	1986	10/97	3-30
Mariners Place	105	Oxnard, CA	4,190	1,555	6,103	387	1,562	6,483	8,045	550	1987	05/00	3-30
Meadowood	320	Simi Valley, CA	16,198	7,852	18,592	1,552	7,898	20,098	27,996	4,568	1986	11/96	3-30
Monterey Villas (The Village)	122	Oxnard, CA	12,800	2,349	5,579	3,808	2,415	9,321	11,736	1,378	1974	07/97	3-30
Monterra del Rey (Glenbrook)	84	Pasadena, CA	4,320	2,312	4,923	2,112	2,435	6,912	9,347	839	1972	04/99	3-30
Monterra del Sol (Euclid)	85	Pasadena, CA	2,780	2,202	4,794	1,929	2,386	6,539	8,925	789	1972	04/99	3-30
Mt. Sutro	99	San Francisco, CA	6,066	2,334	8,507	452	2,724	8,569	11,293	982	1973	06/01	3-30
Park Place/Windsor Court/Cochran	176	Los Angeles, CA	18,870	4,965	11,806	638	5,015	12,394	17,409	1,836	1988	08/97	3-30
Spring Lake	69	Seattle, WA	2,165	838	3,399	128	859	3,506	4,365	644	1986	10/97	3-30
Stonehedge Village	196	Bothell, WA	8,743	3,167	12,603	903	3,201	13,472	16,673	1,623	1986	10/97	3-30
Summit Park	300	San Diego, CA	22,680	5,959	23,836	0	5,959	23,836	29,795	22	1972	12/02	3-30
The Bluffs	224	San Diego, CA	13,111	3,405	7,743	461	3,440	8,169	11,609	1,581	1974	06/97	3-30
The Carlyle	132	San Jose, CA	16,386	3,954	15,277	8,603	5,789	22,045	27,834	1,319	2000	04/00	3-30
Treetops	172	Fremont, CA	9,800	3,520	8,182	1,252	3,580	9,374	12,954	2,514	1978	01/96	3-30
Wandering Creek	156	Kent, WA	5,300	1,285	4,980	1,245	1,296	6,214	7,510	2,010	1986	11/95	3-30
Wilshire Promenade	149	Fullerton, CA	7,252	3,118	7,385	4,205	3,803	10,905	14,708	1,939	1992	01/97	3-30
Wimbledon Woods	560	Hayward, CA	55,084	9,883	37,670	2,795	10,350	39,998	50,348	6,660	1975	03/98	3-30
Windsor Ridge	216	Sunnyvale, CA	12,740	4,017	10,315	967	4,020	11,279	15,299	4,581	1989	03/89	3-40
			676,963	222,521	643,557	110,427	231,834	744,671	976,505	155,285			

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Real Estate and Accumulated Depreciation
December 31, 2002
(Dollars in thousands)

Property	Units	Location	Encumbrance	Initial Costs		Costs capitalized subsequent to acquisition	Gross amount carried at close of period			Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
				Land	Buildings and improvements		Land and improvements	Buildings and improvements	Total(1)				
Unencumbered multifamily properties													
Alpine Country	108	Alpine, CA		1,741	6,964	0	1,741	$6,964	$8,705	7	1986	12/02	3-30
Avondale at Warner Center	446	Woodland Hills, CA		10,536	24,522	2,830	10,601	27,287	37,888	3,207	1989	01/97	3-30
Bonita Cedars	120	Bonita, CA		2,496	9,983	0	2,496	9,983	12,479	9	1983	12/02	3-30
Bristol Commons	188	Sunnyvale, CA		5,278	11,853	1,272	5,288	13,115	18,403	2,639	1989	01/97	3-30
Cambridge	40	Chula Vista, CA		497	1,986	0	497	1,986	2,483	2	1965	12/02	3-30
Carlton Heights	70	Santee, CA		1,099	4,397	0	1,099	4,397	5,496	4	1979	12/02	3-30
Casa Tierra	40	El Cajon, CA		522	2,088	0	522	2,088	2,610	2	1972	12/02	3-30
Castle Creek	216	Newcastle, WA		4,149	16,028	979	4,833	16,323	21,156	2,404	1997	12/97	3-30
City Heights(3)	0	Los Angeles, CA		9,655	0	190	9,845	0	9,845	0	1968	12/00	—
Country Villas	180	Oceanside, CA		4,174	16,698	0	4,174	16,698	20,872	16	1976	12/02	3-30
Emerald Palms	152	San Diego, CA		2,909	11,637	0	2,909	11,637	14,546	11	1986	12/02	3-30
Evergreen Heights	200	Kirkland, WA		3,566	13,395	811	3,649	14,123	17,772	2,842	1990	06/97	3-30
Fairway(4)	74	Newport Beach, CA		0	7,850	1,045	9	8,886	8,895	1,135	1972	06/99	3-30
Foothill/Twincreeks	176	San Ramon, CA		5,875	13,992	1,232	5,962	15,137	21,099	3,112	1985	02/97	3-30
Grand Regency	60	Escondido, CA		881	3,522	0	881	3,522	4,403	3	1967	12/02	3-30
Linden Square	183	Seattle, WA		4,374	11,588	244	4,202	12,004	16,206	1,010	1994	06/00	3-30
Lofts at Pinehurst (Villa Scandia)	118	Ventura, CA		1,570	3,912	3,606	1,612	7,476	9,088	1,022	1971	06/97	3-30
Marbrisa	202	Long Beach, CA		4,700	18,800	67	4,752	18,815	23,567	157	1987	09/02	3-30
Marina Cove(5)	292	Santa Clara, CA		5,320	16,431	2,371	5,324	18,798	24,122	6,879	1974	06/94	3-30
Meadows @ Cascade	198	Vancouver, WA		2,261	9,070	1,192	2,337	10,186	12,523	1,926	1988	11/97	3-30
Mesa Village	133	Clairemont, CA		1,888	7,552	0	1,888	7,552	9,440	7	1963	12/02	3-30
Mira Woods	355	Mira Mesa, CA		7,165	28,660	0	7,165	28,660	35,825	27	1982	12/02	3-30
Mirabella	188	Marina Del Rey, CA		6,180	26,673	228	6,190	26,891	33,081	2,384	2000	05/00	3-30
Monterra del Mar (Windsor Terrace)	123	Pasadena, CA		2,188	5,263	3,614	2,735	8,330	11,065	1,158	1972	09/97	3-30
Salmon Run	132	Bothell, WA		3,717	11,483	226	3,800	11,626	15,426	833	2000	10/00	3-30
Shadow Point	172	Spring Valley, CA		2,812	11,248	0	2,812	11,248	14,060	11	1983	12/02	3-30
St. Cloud	302	Houston, TX		2,140	8,560	0	2,140	8,560	10,700	8	1968	12/02	3-30
Tierra del Sol/Norte	156	El Cajon, CA		2,455	9,822	0	2,455	9,822	12,277	9	1969	12/02	3-30
The Laurels	164	Mill Creek, WA		1,559	6,430	581	1,595	6,975	8,570	1,436	1981	12/96	3-30
Trabucco Villas	132	Lake Forest, CA		3,638	8,640	797	3,843	9,232	13,075	1,622	1985	10/97	3-30
Village @ Cascade	192	Vancouver, WA		2,103	8,753	74	2,154	8,776	10,930	1,622	1995	12/97	3-30
Vista Capri—East	26	San Diego, CA		262	1,047	0	262	1,047	1,309	1	1967	12/02	3-30
Vista Capri—North	106	San Diego, CA		1,663	6,653	0	1,663	6,653	8,316	6	1975	12/02	3-30
Vista Point (3)(6)	0	Anaheim, CA		0	0	73	73	0	73	0	1968	07/85	—
Woodlawn Colonial	159	Chula Vista, CA		2,344	9,374	0	2,344	9,374	11,718	9	1974	12/02	3-30
	16,860		676,963	334,238	998,431	131,859	345,686	1,118,842	1,464,528	190,805			

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Real Estate and Accumulated Depreciation
December 31, 2002
(Dollars in thousands)

			Initial Costs		Costs capitalized	Gross amount carried at close of period						
Property	Location	Encumbrance	Land	Buildings and improvements	subsequent to acquisition	Land and improvements	Buildings and improvements	Total(1)	Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
Other real estate assets												
Office Buildings												
925 East Meadow(7)	Palo Alto, CA	0	1,401	3,172	912	1,765	3,720	5,485	765	1984	11/97	3-30
22120 Clarendon(8)	Woodland Hills, CA	0	903	3,600	140	1,001	3,642	4,643	220	1982	03/01	3-30
2399 Camino Del Rio South	San Diego, CA	0	200	800	0	200	800	1,000	1	1978	12/02	3-30
3205 Moore Street	San Diego, CA	0	60	240	0	60	240	300	0	1957	12/02	3-30
Recreational vehicle parks												
Circle RV	El Cajon, CA	0	2,375	2,375	0	2,375	2,375	4,750	4	1977	12/02	3-30
Diamond Valley	Hemet, CA	0	650	650	0	650	650	1,300	1	1974	12/02	3-30
Golden Village	Hemet, CA	0	4,000	4,000	0	4,000	4,000	8,000	6	1972	12/02	3-30
Riviera RV	Las Vegas, NV	0	750	750	0	750	750	1,500	2	1969	12/02	3-30
Vacationer	El Cajon, CA	0	1,975	1,975	0	1,975	1,975	3,950	3	1973	12/02	3-30
Manufactured housing communities												
Green Valley	Vista, CA	0	3,750	3,750	0	3,750	3,750	7,500	5	1973	12/02	3-30
Riviera	Las Vegas, NV	0	6,500	6,500	0	6,500	6,500	13,000	9	1969	12/02	3-30
Total multifamily and other real estate assets		$676,963	$356,802	$1,026,243	$132,911	$368,712	$1,147,244	$1,515,956	$191,821			

ESSEX PROPERTY TRUST, INC. AND SUBSIDIARIES

Real Estate and Accumulated Depreciation
December 31, 2002
(Dollars in thousands)

				Initial costs		Costs capitalized subsequent to acquisition	Gross amount carried at close of period						
Property	Units	Location	Encumbrance	Land	Buildings and improvements		Land and improvements	Buildings and improvements	Total	Accumulated depreciation	Date of construction	Date acquired	Depreciable lives (years)
Development communities(9)													
The Essex on Lake Merritt	270	Oakland, CA	0	5,500	0	67,200	67,200	0	67,200	0	—	06/99	—
The San Marcos (Vista del Mar)	312	Richmond, CA	0	10,474	0	35,426	35,426	0	35,426	0	—	09/00	—
Hidden Valley— Parker Ranch	324	Simi Valley, CA	600	6,000	0	12,100	12,100	0	12,100	0	—	08/00	—
Total development communities			$600	$21,974	$0	$114,726	$114,726	$0	$114,726	$0			

(1) The aggregate cost for federal income tax purposes is $1,043,857,391.
(2) Phase I was built in 1969 and Phase II was built in 1977.
(3) The Company has a leasehold interest in this land and receives a land lease payment over a 34-year-term.
(4) The land is leased pursuant to a ground lease expiring 2027.
(5) The land is leased pursuant to a ground lease expiring in 2028.
(6) A portion of land is leased pursuant to a ground lease expiring in 2028. A portion of land is subordinate to a loan issued to the purchaser of the buildings and improvements, and therefore the carrying amount was written off in connection with the sale.
(6) The Company's interest in the land is subordinate to a loan issued to the purchaser of the buildings and improvements, and therefore the carrying amount was written off in connection with the sale.

A summary of activity for real estate and accumulated depreciation is as follows:

	2002	2001	2000
Real estate:			
Balance at beginning of year	$1,175,200	$1,156,408	$ 929,076
Improvements	16,346	25,839	18,348
Acquisition of real estate	335,508	15,904	238,938
Disposition of real estate	(11,098)	(22,951)	(29,954)
Balance at end of year	$1,515,956	$1,175,200	$1,156,408

	2002	2001	2000
Accumulated depreciation:			
Balance at beginning of year	$156,269	$119,499	$ 96,605
Dispositions	(1,684)	0	(7,871)
Depreciation expense—Acquisitions	157	758	2,626
Depreciation expense	37,079	36,012	28,139
Balance at end of year	$191,821	$156,269	$119,499

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

Essex Property Trust, Inc.

By: /s/ MICHAEL J. SCHALL

Michael J. Schall
Senior Executive Vice President and
Chief Financial Officer and Director

POWER OF ATTORNEY

KNOWN ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Keith R. Guericke and Michael J. Schall, and each of them, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the date indicated.

Signature	Title	Date
/s/ GEORGE M. MARCUS George M. Marcus	Chairman of the Board	March 31, 2003
/s/ KEITH R. GUERICKE Keith R. Guericke	President and Chief Executive Officer and Vice Chairman (Principal Executive Officer)	March 31, 2003
/s/ MICHAEL J. SCHALL Michael J. Schall	Senior Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	March 31, 2003
/s/ MARK J. MIKL Mark J. Mikl	Vice President and Controller (Principal Accounting Officer)	March 31, 2003
/s/ WILLIAM A. MILLICHAP William A. Millichap	Director	March 31, 2003
/s/ GARY P. MARTIN Gary P. Martin	Director	March 31, 2003
/s/ ROBERT E. LARSON Robert E. Larson	Director	March 31, 2003
/s/ THOMAS E. RANDLETT Thomas E. Randlett	Director	March 31, 2003
/s/ DAVID W. BRADY David W. Brady	Director	March 31, 2003

/s/ ISSIE N. RABINOVITCH Issie N. Rabinovitch	Director	March 31, 2003
/s/ WILLARD H. SMITH, JR. Willard H. Smith, Jr.	Director	March 31, 2003

ESSEX PROPERTY TRUST, INC.

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Keith R. Guericke, certify that:

1. I have reviewed this annual report on Form 10-K of Essex Property Trust, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

    a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ KEITH R. GUERICKE

Keith R. Guericke
Chief Executive Officer

ESSEX PROPERTY TRUST, INC.

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Schall, certify that:

1. I have reviewed this annual report on Form 10-K of Essex Property Trust, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:
   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and
6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 31, 2003

/s/ MICHAEL J. SCHALL

Michael J. Schall
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Document	Note
2.1	Agreement and Plan of Reorganization by and among Essex, Merger Sub, Sachs, the Sachs Shareholders and John M. Sachs, dated December 17, 2002. Certain exhibits and schedules referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the Securities and Exchange Commission upon request. Attached as Exhibit 2.1 to the Company's Current Report on Form 8-K, filed December 23, 2002, and incorporated herein by reference.	—
3.1	Articles of Amendment and Restatement of Essex dated June 22, 1995, attached as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.	—
3.2	Articles Supplementary of Essex Property Trust, Inc. for the 8.75% Convertible Preferred Stock, Series 1996A, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	—
3.3	First Amendment to Articles of Amendment and Restatement of Essex Property Trust, Inc., attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.	—
3.4	Certificate of Correction to Exhibit 3.2 dated December 20, 1996	(1)
3.5	Amended and Restated Bylaws of Essex Property Trust, Inc., attached as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	—
3.6	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc., dated December 17, 1996.	(1)
3.7	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on February 10, 1998, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	—
3.8	Articles Supplementary reclassifying 500,000 shares of Common Stock as 500,000 shares of 9 1/8% Series C Cumulative Redeemable Preferred Stock, filed with the State of Maryland on November 25, 1998.	(2)
3.9	Certificate of Correction to Exhibit 3.2 dated February 12, 1999.	(2)
3.10	Articles Supplementary reclassifying 6,617,822 shares of Common Stock as 6,617,822 shares of Series A Junior Participating Preferred Stock, filed with the State of Maryland on November 13, 1998, attached as Exhibit 4.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	—
3.11	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on July 30, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	—
3.12	Articles Supplementary reclassifying 2,200,000 shares of Common Stock as 2,200,000 shares of 9.25% Series E Cumulative Redeemable Preferred Stock, filed with the State of Maryland on September 9, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	—
3.13	Certificate of Correction to Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	—

Exhibit No.	Document	Note
3.14	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc. dated February 14, 2000, attached as Exhibit 3.2 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	—
4.1	Rights Agreement, dated as of November 11, 1998, between Essex Property Trust, Inc., and BankBoston, N.A., as Rights Agent, including all exhibits thereto, attached as Exhibit 1 to the Company's Registration Statement filed on Form 8-A dated November 12, 1998, and incorporated herein by reference.	—
4.2	Amendment to Rights Agreement, dated as of December 13, 2000, attached as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.	—
4.3	Amendment to Rights Agreement, dated as of February 28, 2002 attached as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	—
10.1	Essex Property Trust, Inc. 1994 Stock Incentive Plan, (amended and restated), attached as Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2000 and incorporated herein by reference.*	—
10.2	First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.	—
10.3	First Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated February 6, 1998, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	—
10.4	Second Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated April 20, 1998, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed April 23, 1998, and incorporated herein by reference.	—
10.5	Third Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated November 24, 1998.	(2)
10.6	Fourth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated July 28, 1999, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	—
10.7	Fifth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P., dated September 3, 1999, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	—
10.8	Form of Essex Property Trust, Inc. 1994 Non-Employee and Director Stock Incentive Plan, attached as Exhibit 10.3 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.*	—
10.9	Form of Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan, attached as Exhibit 10.4 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.*	—
10.10	Form of Non-Competition Agreement between Essex and each of Keith R. Guericke and George M. Marcus, attached as Exhibit 10.5 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.11	Termination of Non-Compete Agreement between Essex Property Trust, Inc. and George M. Marcus attached as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	—

Exhibit No.	Document	Note
10.12	Contribution Agreement by and among Essex, the Operating Partnership and the Limited Partners in the Operating Partnership, attached as Exhibit 10.6 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.13	Form of Indemnification Agreement between Essex and its directors and officers, attached as Exhibit 10.7 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.14	First Amendment to Investor Rights Agreement dated July 1, 1996 by and between George M. Marcus and The Marcus & Millichap Company, attached as Exhibit 10.3 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	—
10.15	Agreement by and among MM, MM REIBC and the Operating Partnership and Essex regarding Stock Options attached as Exhibit 10.14 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.16	Co-Brokerage Agreement by and among Essex, the Operating Partnership, MM REIBC and Essex Management Corporation attached as Exhibit 10.15 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.17	General Partnership Agreement of Essex Washington Interest Partners attached as Exhibit 10.16 to the Company's Registration Statement on Form S-11 (Registration No.33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.18	Form of Investor Rights Agreement between Essex and the Limited Partner of the Operating Partnership attached as Exhibit 10.26 to the Company's Registration Statement on Form S-11 (Registration No. 33-76578), which became effective on June 6, 1994, and incorporated herein by reference.	—
10.19	Phantom Stock Unit Agreement for Mr. Guericke, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form was used for subsequent phantom stock agreements.)*	—
10.20	Phantom Stock Unit Agreement for Mr. Schall, attached as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form was used for subsequent phantom stock agreements.)*	—
10.21	Replacement Promissory Note (April 15, 1996) and Pledge Agreement for Mr. Guericke, attached as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference.*	—
10.22	Promissory Note (December 31, 1996) and Pledge Agreement for Mr. Guericke, attached as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form of Promissory Note and Pledge Agreement used for subsequent loans.)*	—
10.23	Replacement Promissory Note (April 30, 1996) and Pledge Agreement for Mr. Schall, attached as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference.*	—
10.24	Promissory Note (December 31, 1996) and Pledge Agreement for Mr. Schall, attached as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, and incorporated herein by reference. (Same form of Promissory Note and Pledge Agreement used for subsequent loans.)*	—

Exhibit No.	Document	Note
10.25	First Amended and Restated Agreement of Limited Partnership of Western Highridge I Investors, effective as of May 13, 1997, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.	—
10.26	Registration Rights Agreement, effective as of May 13, 1997, by and between the Company and the limited partners of Western-Highridge I Investors, Irvington Square Associates, Western-Palo Alto II Investors, Western Riviera Investors, and Western-San Jose III Investors, attached as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and incorporated herein by reference.	—
10.27	$100,000,000 Promissory Note between Essex Portfolio, L.P., and Essex Morgan Funding Corporation, attached as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, and incorporated herein by reference.	—
10.28	Sixth Amendment to the First Amended and Restated Agreement of Limited Partnership of Essex Portfolio, L.P. dated as of June 28, 2001, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 2001 and incorporated herein by reference.*	—
10.29	Executive Severance Plan attached as Exhibit 10.31 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	—
10.30	Second Amended and Restated Revolving Credit Agreement, dated May 10, 2002, among Essex Portfolio, L.P., Bank of America and other lenders as specified therein, attached as Exhibit 10.1 to the Company's 10-Q for the quarter ended June 30, 2002, and incorporated herein by reference.	—
10.31	Registration Rights Agreement by and among Essex and the Sachs shareholders, dated December 17, 2002, attached as Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 23, 2002, and incorporated herein by reference.	—
10.32	Agreement between Essex Property Trust, Inc. and George M. Marcus dated March 27, 2003.	—
12.1	Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends.	—
21.1	List of Subsidiaries of Essex Property Trust, Inc.	—
23.1	Consent of KPMG LLP.	—
99.1	Certification of Keith R. Guericke, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
99.1	Certification of Michael J. Schall, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

* Management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.



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